As filed with the Securities and Exchange Commission on August 12, 2011

Registration No. 333-175140

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Stater Bros. Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5411	33-0350671
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

301 S. Tippecanoe Avenue

San Bernardino, California 92408

(909) 733-5000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jack H. Brown

President and Chief Executive Officer

Stater Bros. Holdings Inc.

301 S. Tippecanoe Avenue

San Bernardino, California 92408

(909) 733-5000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

Linda L. Curtis, Esq.

Gibson, Dunn & Crutcher, LLP

333 South Grand Avenue

Los Angeles, California 90071

(213) 229-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

** If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The following direct and indirect wholly-owned subsidiaries of Stater Bros. Holdings Inc. will guarantee the 7 3/8% Senior Notes due 2018 and are co-registrants with Stater Bros. Holdings Inc. under this registration statement. The address, including zip code, and telephone number, including area code, for each of the co-registrants is c/o Stater Bros. Holdings Inc., 301 S. Tippecanoe Avenue, San Bernardino, California 92408, (909) 733-5000.

NAME OF CO-REGISTRANT	JURISDICTION OF ORGANIZATION	I.R.S. EMPLOYER IDENTIFICATION NUMBER
Stater Bros. Markets	California	95-2586175
Stater Bros. Development, Inc.	California	95-3848941
Super Rx, Inc.	California	20-1728775
SBM Dairies, Inc.	California	95-4068896

The Registrant and the co-registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and the co-registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

SUBJECT TO COMPLETION, DATED AUGUST 12, 2011

PROSPECTUS

$255,000,000

Stater Bros. Holdings Inc.

Exchange Offer for All Outstanding

7 3/8% Senior Notes due 2018

(CUSIP Nos. 857555AQ9 and U85653AE0)

for new 7 3/8% Senior Notes due 2018

that have been registered under the Securities Act of 1933

The exchange offer will expire at 5:00 p.m. New York City Time,

on                     , 2011 unless extended

We are offering to exchange Stater Bros. Holdings Inc.’s 7 3/8% Senior Notes due 2018, which have been registered under the Securities Act of 1933, as amended (the “Securities Act”) and which we refer to in this prospectus as the “exchange notes,” for any and all of Stater Bros. Holdings Inc.’s 7 3/8% Senior Notes due 2018 issued on November 29, 2010, which we refer to in this prospectus as the “outstanding notes.” The term “Notes” refers to both the outstanding notes and the exchange notes. We refer to the offer to exchange the exchange notes for the outstanding notes as the “exchange offer” in this prospectus.

TERMS OF THE EXCHANGE OFFER:

•	We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes will not be a taxable exchange for United States federal income tax purposes.

•

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it acquired the outstanding notes for its own account as a result of market-making or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A participating broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities.

•	We will not receive any proceeds from the exchange offer, and we will pay the expenses of the exchange offer.

INFORMATION ABOUT THE EXCHANGE NOTES:

•

The terms of the exchange notes are substantially identical to the terms of the outstanding notes in all material respects, including interest rate and maturity, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes will not apply to the exchange notes.

•	The exchange notes will pay interest semi-annually in cash in arrears on May 15 and November 15 of each year and will mature on November 15, 2018.

•

The exchange notes will be redeemable, in whole, at any time prior to November 15, 2013 at a redemption price equal to 100% plus a make-whole premium and, in whole or in part, at any time on or after November 15, 2013 at the redemption prices specified under “Description of the Notes—Optional Redemption,” plus accrued and unpaid interest to the date of redemption. Prior to November 15, 2013, we may also redeem up to 35% of the exchange notes at specified premiums with the net cash proceeds of certain equity offerings.

•

The exchange notes will be guaranteed by our principal operating subsidiary, Stater Bros. Markets, our other existing direct subsidiary, Stater Bros. Development, Inc., our existing indirect subsidiaries, Super Rx, Inc. and SBM Dairies, Inc., and certain of our future domestic subsidiaries on a senior unsecured basis.

•

The exchange notes and the guarantees will be senior unsecured obligations and will rank equally in right of payment with current and future senior unsecured indebtedness and effectively junior in right of payment to current and future secured indebtedness up to the value of the assets securing such indebtedness.

•	There is no existing market for the exchange notes to be issued.

See the “Description of the Notes” section beginning on page 58 for more information about the exchange notes to be issued in this exchange offer.

See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2011

You should rely only upon the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. You should assume the information appearing in this prospectus is accurate only as of the date of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

i

FORWARD LOOKING STATEMENTS

This prospectus includes “forward looking statements” within the meaning of the securities laws. Statements regarding our expected financial position, business, strategies and financing plans under the headings “Prospectus Summary,” “Risk Factors” and elsewhere in this prospectus are forward looking statements. In addition, in those and other portions of this prospectus, the words “anticipates,” “expects,” “plans,” “intends” and similar expressions, as they relate to us, indicate forward looking statements. Although we believe that the expectations reflected in such forward looking statements are reasonable and have based these expectations on our beliefs as well as assumptions we have made, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from such expectations are disclosed in this prospectus, including, without limitation, the following factors:

•	our substantial leverage and debt service requirements;

•	our relationship and our subsidiaries’ relationships with unions and unionized employees, and continuing labor contract negotiations;

•	pricing, market strategies, the expansion, consolidation and other activities of competitors;

•	the effect of economic and unemployment conditions in Southern California;

•	customer demand;

•	the effect of seasonal and weather fluctuations;

•	fluctuations in the price of commodities and fuel;

•	our ability to retain key personnel; and

•	the other matters referred to elsewhere in this prospectus, in particular under the heading “Risk Factors.”

You are urged to consider these factors carefully in evaluating the forward looking statements contained in this prospectus.

All subsequent written and oral forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. The forward looking statements included herein are made only as of the date of this prospectus. We do not intend, and undertake no obligation, to update these forward looking statements.

You should read carefully the factors described in the “Risk Factors” section of this prospectus for a description of certain risks that could cause actual results to differ from these forward looking statements.

ii

ADDITIONAL INFORMATION

We have filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 to register the exchange offer contemplated in this prospectus. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. This prospectus contains summaries of the material terms and provisions of certain documents and in each instance we refer you to the copy of such document filed as an exhibit to the registration statement.

We file annual and quarterly reports and other information with the SEC. Investors may read and copy any document filed by us at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C., 20549. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). The information contained on the SEC website is not incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

You may request a free copy of our filings by writing or telephoning us at the following address:

Stater Bros. Holdings Inc.

301 S. Tippecanoe Avenue

San Bernardino, California 92408

Attn.: Corporate Secretary

Telephone: (909) 733-5000

To ensure timely delivery, requests for a copy of our filings must be received by us at least five business days prior to the expiration of the exchange offer.

iii

PROSPECTUS SUMMARY

Because this is a summary, it does not contain all the information that may be important to investors. Investors should read this prospectus in its entirety carefully before they decide whether to participate in the exchange offer. In this prospectus, unless the context otherwise indicates, (i) the terms “Stater Bros.,” “we,” “us,” “our” and the “Company” refer to Stater Bros. Holdings Inc., a Delaware corporation, and its direct subsidiaries, Stater Bros. Markets and Stater Bros. Development, Inc., as well as its indirect subsidiaries, Super Rx, Inc. and SBM Dairies, Inc., (ii) the term “Markets” refers to Stater Bros. Markets, the operating subsidiary of Stater Bros. that operates its supermarkets, (iii) the term “Development” refers to Stater Bros. Development, Inc., the subsidiary of Stater Bros. through which it develops, constructs and remodels its supermarkets, (iv) the term “Super Rx” refers to Super Rx, Inc., a wholly-owned direct subsidiary of Markets through which it operates pharmacies within certain of its supermarkets and (v) the term “Dairies” refers to SBM Dairies, Inc., a wholly-owned direct subsidiary of Markets.

The Company

Stater Bros., through its predecessor companies, was founded in 1936 and we are the largest independently-owned supermarket chain in Southern California, operating 167 supermarkets, of which 99 are located in the region known as the Inland Empire. The Inland Empire is comprised primarily of San Bernardino and Riverside Counties. We also operate supermarkets in Orange, Los Angeles, San Diego and Kern Counties. We have grown primarily by constructing supermarkets in our primary trading areas, as well as through the enlargement of existing supermarkets and through a strategic acquisition in August 1999 of 43 supermarkets in Southern California. Our supermarkets offer a high level of customer service, a broad selection of brand-name merchandise, and quality meats and produce. All of our supermarkets have full-service meat departments and a broad selection of produce. In addition, many of our supermarkets have service delicatessens, service bakery departments, service fresh seafood departments and pharmacies. For the fiscal year ended September 26, 2010, we generated sales in excess of $3.6 billion.

We operate all of our supermarkets under the “Aggressive Everyday Low Price” format and management believes that we are recognized as a low price leader in our primary operating territory. Substantially all of our supermarkets are located in neighborhood shopping centers in well-populated residential areas. Our average supermarket is approximately 34,000 square feet in size, while our more recently constructed supermarkets range in size from approximately 40,000 to 46,000 square feet. Our supermarkets carry an average of 40,000 items and are similarly designed and stocked for ease of shopping.

We utilize a centralized distribution center (the “Distribution Center”) that provides our supermarkets with approximately 78% of the volume of the merchandise we offer for sale. Our Distribution Center, located on the former Norton Air Force Base in San Bernardino, California, was completed in 2008 and encompasses approximately 2.4 million square feet, including our corporate offices. On average, our stores are located approximately 41 miles from our Distribution Center. Most of our supermarkets can be reached from the Distribution Center without using the most congested portions of the Southern California freeway system.

We believe that our 75 years of continuous service in the Inland Empire, our commitment to “Aggressive Everyday Low Prices” and the involvement of members of our management team in community activities have contributed significantly to our leading market position. To foster growth in sales and net income and to help us maintain our strong market share, our operating strategy is to:

•	maintain our commitment to “Aggressive Everyday Low Prices;”

•	offer our customers quality products and a breadth of selection combined with a high level of customer service;

•

enhance margins through a variety of merchandising strategies and cost control measures, including the consolidation of our warehouse and distribution operations through the construction of the Distribution Center; and

•	continue to grow our current store base, while actively maintaining and remodeling our existing supermarkets.

Prior to October 11, 2009, most of the milk products offered in our stores were manufactured by Dairies (then known as Santee Dairies, Inc). Dairies operated under the name Heartland Farms. In addition to providing Markets with its milk products, Dairies sold milk and juice products to a variety of third party companies and organizations. Subsequent to our fiscal 2009 year-end, on October 11, 2009, we sold substantially all of the assets of Dairies to subsidiaries of Dean Foods, Inc. and entered into a ten year product purchase agreement to purchase substantially all of our milk products from Dean Foods. We discontinued all dairy manufacturing operations as of that date and we have changed Dairies’ legal name from Santee Dairies, Inc to SBM Dairies, Inc.

On November 29, 2010, the Company and Markets entered into a new $245.0 million senior secured credit facility (the “Credit Facility”) with Bank of America, N.A., as administrative agent and a lender. Lenders under the Credit Facility consist of a consortium of banks. The Credit Facility consists of a four-year $145.0 million term loan (the “Term Loan”) and a $100.0 million revolving credit facility (the “Revolving Credit Facility”). The Credit Facility is secured by substantially all of the Company’s personal property excluding certain intangible assets consisting of trademarks and shares of capital stock, and is guaranteed by the Company, Development, Super Rx and Dairies.

We have an experienced management team led by Jack H. Brown, the Chairman of the Board, President and Chief Executive Officer of Stater Bros., who has occupied his positions as our President and Chief Executive Officer since 1981. In addition, the five members of Markets’ senior management team have an average tenure with Markets of 26 years, and an average of over 39 years of experience in the supermarket industry.

Our principal executive office is located at 301 S. Tippecanoe Avenue, San Bernardino, California 92408, and our telephone number is (909) 733-5000.

SUMMARY OF THE EXCHANGE OFFER

This summary highlights some of the information contained in this prospectus. This summary may not contain all of the information that may be important to you. For a more complete understanding of this exchange offer, you should read this entire prospectus. You should carefully consider the issues discussed in the “Risk Factors” section of this prospectus.

The Exchange Offer	Up to $255 million aggregate principal amount of exchange notes registered under the Securities Act are being offered in exchange for the same principal amount of outstanding notes. The terms of the exchange notes and the outstanding notes are substantially identical, except that the transfer restrictions, registration rights and rights to increased interest in addition to the stated interest rate on the outstanding notes (“Additional Interest”) applicable to the outstanding notes will not apply to the exchange notes. You may tender outstanding notes for exchange in whole or in part in any integral multiple of $1,000, subject to a minimum exchange of $2,000. We are undertaking the exchange offer in order to satisfy our obligations under the registration rights agreement relating to the outstanding notes. For a description of the procedures for tendering the outstanding notes, see “The Exchange Offer—How to Tender Outstanding Notes for Exchange.”

In order to exchange your outstanding notes for exchange notes, you must properly tender them before the expiration of the exchange offer. Upon expiration of the exchange offer, your rights under the registration rights agreement pertaining to the outstanding notes will terminate, except under limited circumstances.

Expiration Time	The exchange offer will expire at 5:00 p.m., New York City time, on , 2011, unless the exchange offer is extended, in which case the expiration time will be the latest date and time to which the exchange offer is extended. See “The Exchange Offer—Terms of the Exchange Offer; Expiration Time.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive in our discretion. See “The Exchange Offer—Conditions to the Exchange Offer.” The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange.

Procedures for Tendering Outstanding Notes	You may tender your outstanding notes through book-entry transfer in accordance with The Depository Trust Company’s Automated Tender Offer Program, known as ATOP. If you wish to accept the exchange offer, you must:

•	complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in the letter of transmittal, and mail or otherwise deliver prior to the expiration time the letter of transmittal, together with your outstanding notes, to the exchange agent at the address set forth under “The Exchange Offer—The Exchange Agent;” or

•

arrange for The Depository Trust Company to transmit to the exchange agent certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, and transfer the outstanding notes being tendered into the exchange agent’s account at The Depository Trust Company.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and time will not permit your required documents to reach the exchange agent by the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, you may tender your outstanding notes according to the guaranteed delivery procedures described in “The Exchange Offer—Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners	If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf. See “The Exchange Offer—How to Tender Outstanding Notes for Exchange.”

Withdrawal of Tenders	You may withdraw your tender of outstanding notes at any time prior to the expiration time by delivering a written notice of withdrawal to the exchange agent in conformity with the procedures discussed under “The Exchange Offer—Withdrawal Rights.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes	Upon consummation of the exchange offer, we will accept any and all outstanding notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration time. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration time. See “The Exchange Offer—Terms of the Exchange Offer; Expiration Time.”

Resales of Exchange Notes	We believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	you are not an “affiliate” of ours;

•	the exchange notes you receive pursuant to the exchange offer are being acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer;

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of the exchange notes issued in the exchange offer; and

•

if you are a broker-dealer, you will receive the exchange notes for your own account, the outstanding notes were acquired by you as a result of market-making or other trading activities, and you will deliver a prospectus when you resell or transfer any exchange notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

If you do not meet these requirements, your resale of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties. The staff of the SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

See “The Exchange Offer—Consequences of Exchanging Outstanding Notes.”

Registration Rights Agreement	We are making the exchange offer pursuant to the registration rights agreement that we entered into on November 29, 2010 with the initial purchaser of the outstanding notes. As a result of making and consummating this exchange offer, we will have fulfilled our obligations under the registration rights agreement with respect to the registration of securities, subject to certain limited exceptions. If you do not tender your outstanding notes in the exchange offer, you will not have any further registration rights under the registration rights agreement or otherwise unless you were not eligible to participate in the exchange offer or do not receive freely tradable exchange notes in the exchange offer.

Consequences of Failure to Exchange	If you do not exchange your outstanding notes for exchange notes in the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer provided in the legend on the outstanding notes and in the indenture governing the Notes. In general, the outstanding notes may not be offered or sold unless registered or sold in a transaction exempt from registration under the Securities Act and applicable state securities laws. Accordingly, the trading market for your untendered outstanding notes could be adversely affected.

Certain Federal Income Tax Considerations	The exchange of your outstanding notes for exchange notes will not be a taxable exchange for United States federal income tax purposes. You should consult your own tax advisor as to the tax consequences to you of the exchange offer, as well as tax consequences of the ownership and disposition of the exchange notes. For additional information, see “Certain United States Federal Income Tax Considerations.”

Exchange Agent	The exchange agent for the exchange offer is The Bank of New York Mellon Trust Company, N.A. For additional information, see “The Exchange Offer—The Exchange Agent” and the accompanying letter of transmittal.

THE EXCHANGE NOTES

The terms of the exchange notes are substantially identical to the outstanding notes, except that the transfer restrictions, registration rights and Additional Interest provisions applicable to the outstanding notes will not apply to the exchange notes. The following is a summary of the principal terms of the exchange notes. A more detailed description is contained in the section “Description of the Notes” in this prospectus.

Issuer	Stater Bros. Holdings Inc., a Delaware corporation

Securities Offered	$255,000,000 aggregate principal amount of 7 3/8% Senior Notes due 2018.

Maturity	November 15, 2018.

Interest Rate	7.375% per year

Interest Payment Dates	Interest on the exchange notes will accrue, without duplication, from the last date interest was paid on the outstanding notes, which was May 15, 2011, and will be payable semi-annually on each May 15 and November 15. Holders whose outstanding notes are accepted for exchange will not receive any interest accrued on the exchanged outstanding notes but will receive interest accrued on the exchange notes.

Guarantees	The exchange notes will be guaranteed by our principal operating subsidiary, Markets, our other existing direct subsidiary, Development, as well as our existing indirect subsidiaries, Super Rx and Dairies. In addition, the exchange notes will be guaranteed by certain of our future domestic subsidiaries. The guarantees will be senior unsecured obligations of the guarantors and will rank equally with all of the current and future senior unsecured debt of the guarantors and senior to all future subordinated debt of the guarantors. The guarantees will effectively rank junior to any secured debt of the guarantors to the extent of the value of the assets securing such debt.

Ranking	The Notes and guarantees will be senior unsecured obligations of our company and each of the guarantors and will rank equally with current and future senior unsecured debt and senior to future subordinated debt of our company and such guarantors. The Notes and guarantees will effectively rank junior to secured debt of our company and the guarantors to the extent of the value of the assets securing such debt. As of June 26, 2011, the exchange notes would have ranked equally with approximately $285.0 million of outstanding senior indebtedness consisting primarily of our 7.750% Senior Notes due 2015 (the “2015 Notes”), and would have been effectively junior to approximately $195.5 million of secured debt consisting of approximately $143.2 million outstanding principal amount of the Term Loan, approximately $2.6 million of capital leases and approximately $49.7 million of outstanding letters of credit.

Optional Redemption	The exchange notes will be redeemable, in whole, at any time prior to November 15, 2013 at a redemption price equal to 100% plus a make-whole premium and, in whole or in part, on or after November 15, 2013 at the redemption prices described in the section “Description of the Notes—Optional Redemption.”

Prior to November 15, 2013, we may redeem up to 35% of the exchange notes with the net cash proceeds of specified equity offerings at the redemption price described in the section “Description of the Notes—Optional Redemption—Redemption with the Proceeds of Certain Capital Contributions or Equity Issuances.” However, we may effect these redemptions only if at least 65% of the aggregate originally issued principal amount of the Notes remains outstanding after such redemptions.

Change of Control	If a change of control event occurs, as defined in the indenture governing the Notes, each holder of the Notes may require us to purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest. See “Description of the Notes—Purchase at the Option of Holders—Change of Control.”

Certain Covenants	The indenture governing the Notes will, among other things, limit our ability and, in certain cases, the ability of our subsidiaries to:

•	incur additional debt;

•	create liens or other encumbrances;

•	pay dividends or make other restricted payments;

•	make investments, loans or other guarantees;

•	enter into transactions with affiliates;

•	issue or sell capital stock of certain subsidiaries;

•	sell or otherwise dispose of a portion of their assets; or

•	make acquisitions or merge or consolidate with another entity.

The covenants are subject to a number of important qualifications and exceptions which are described in this prospectus in the section entitled “Description of the Notes—Certain Covenants.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes offered by this prospectus.

Risk Factors	See “Risk Factors” for a discussion of certain risks you should carefully consider.

SELECTED HISTORICAL FINANCIAL AND STATISTICAL DATA

The following table sets forth selected historical financial and statistical data derived from our audited consolidated financial statements and the related notes thereto for the fiscal years ended September 28, 2008, September 27, 2009 and September 26, 2010, and as of September 27, 2009 and September 26, 2010, which appear elsewhere in this prospectus. The annual data for 2006 and 2007 and the historical balance sheet data as of September 24, 2006, September 30, 2007 and September 28, 2008 are derived from our audited consolidated financial statements that are not included in this prospectus. The data for the 39-week periods ended June 27, 2010 and June 26, 2011, and as of June 26, 2011 are derived from our unaudited consolidated financial statements, which appear elsewhere in this prospectus. The historical balance sheet data as of June 27, 2010 are derived from our unaudited consolidated financial statements that are not included in this prospectus. In the opinion of management, such unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of these data. The information included in “Other Operating and Financial Data” and “Store Data” is unaudited. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the complete historical financial statements and related notes thereto included in this prospectus. The results for the 39-week periods ended June 27, 2010 and June 26, 2011 are not necessarily indicative of the results for a full year or for any future period. Investors should read the complete historical financial statements that are included in this prospectus in conjunction with their review of the following table.

						Unaudited
	Fiscal Years Ended					39-Week Period Ended
	Sept. 24, 2006(1)	Sept. 30, 2007(1)	Sept. 28, 2008(1)	Sept. 27, 2009(1)	Sept. 26, 2010(1)	June 27, 2010	June 26, 2011
	(in thousands of dollars except per share and store data)
Statement of Earnings Data:
Sales	$3,508,794	$3,674,427	$3,741,254	$3,766,040	$3,606,839	$2,709,445	$2,751,460
Cost of goods sold	2,578,435	2,674,563	2,743,074	2,764,004	2,636,891	1,989,193	2,016,234

Gross profit	930,359	999,864	998,180	1,002,036	969,948	720,252	735,226
Selling, general and administrative expenses	790,756	818,863	829,697	827,192	819,698	608,870	625,517
Gain on sale of dairy assets	—	—	—	—	(9,396)	(9,396)	—
Depreciation and amortization	46,642	48,715	52,987	53,536	50,822	38,073	36,346

Total operating expenses	837,398	867,578	882,684	880,728	861,124	637,547	661,863

Operating profit	92,961	132,286	115,496	121,308	108,824	82,705	73,363
Interest income	10,284	14,151	5,735	471	366	112	688
Interest expense	(57,238)	(59,586)	(57,464)	(68,252)	(68,516)	(51,546)	(43,662)
Other income (expense), net	(1,996)	(224)	2,863	723	497	22	93
Interest expense related to debt purchase	—	(3,953)	—	—	—	—	(1,775)

Income before income taxes	44,011	82,674	66,630	54,250	41,171	31,293	28,707
Income taxes	17,945	33,279	26,000	19,481	16,587	12,633	11,611

Net income	$26,066	$49,395	$40,630	$34,769	$24,584	$18,660	$17,096

Earnings per average common share outstanding	$697.21	$1,356.19	$1,136.03	$989.10	$708.33	$536.84	$499.91

Balance Sheet Data (end of period)(2):
Working capital	$303,397	$304,407	$234,032	$274,353	$206,123	$324,486	$219,407
Total assets	1,057,585	1,269,825	1,276,227	1,314,735	1,322,787	1,289,953	1,200,177
Long-term debt	700,000	810,000	810,000	810,000	677,750	810,000	675,938
Long-term capitalized lease obligations	7,245	6,252	5,104	3,768	2,206	2,620	1,276
Other long-term liabilities	80,084	113,005	113,100	144,228	152,272	150,025	160,455
Common stockholder’s equity (deficit)	(11,079)	9,279	40,506	63,755	73,133	69,415	75,689
Dividends paid per share, Class A Common Stock	$135.52	$139.78	$142.24	$—	$144.71	$144.71	$147.77
Cash Flow Data(2):
Cash provided by operating activities	90,656	171,507	57,466	122,410	87,101	23,583	33,161
Cash provided by (used in) financing activities	(24,598)	81,901	(14,230)	(1,149)	(14,336)	(13,983)	(151,056)
Cash provided by (used in) investing activities	(127,508)	(174,740)	(175,837)	(63,498)	55,326	61,316	(30,201)

											Unaudited
	Fiscal Years Ended										39-Week Period Ended
	Sept. 24, 2006(1)		Sept. 30, 2007(1)		Sept. 28, 2008(1)		Sept. 27, 2009(1)		Sept. 26, 2010(1)		June 27, 2010		June 26, 2011
	(in thousands of dollars except per share and store data)
Other Operating and Financial Data:
Sales increases (decreases):
Total sales	4.0%		4.7%		1.8%		0.7%		(4.2)%		(3.9)%		1.6%
Like stores sales(3)	1.5%		1.7%		2.5%		0.0%		(2.4)%		(2.2)%		1.7%
Operating profit	$92,961		$132,286		$115,496		$121,308		$108,824		$82,705		$73,363
Ratio of earnings to fixed charges(4)	1.47	x	1.77	x	1.61	x	1.58	x	1.44	x	1.44	x	1.44	x
Gross profit as a percentage of sales	26.52%		27.21%		26.68%		26.61%		26.89%		26.58%		26.72%
Selling, general and administrative expenses as a percentage of sales	22.54%		22.29%		22.18%		21.96%		22.72%		22.47%		22.73%
Store Data(5):
Number of stores (at end of period)	162		164		165		167		167		167		167
Average sales per store (000s)	$20,937		$21,860		$21,961		$21,945		$21,375		$16,052		$16,322
Average store size:
Total square feet	33,778		34,028		34,178		34,405		34,497		34,497		34,497
Selling square feet	24,028		24,165		24,237		24,340		24,386		24,386		24,386
Total square feet (at end of period) (000s)	5,491		5,599		5,644		5,761		5,761		5,761		5,761
Total selling square feet (at end of period) (000s)	3,904		3,972		4,001		4,072		4,072		4,072		4,072
Sales per average square foot	$620		$642		$643		$638		$620		$465		$473
Sales per average selling square foot	$871		$905		$906		$902		$877		$658		$669

(1)	Fiscal years 2006, 2008, 2009 and 2010 were 52-week years while fiscal 2007 was a 53-week year.
(2)	Certain balance sheet and corresponding cash flow line items for prior periods have been reclassified to conform with current presentation related to the Dairy asset sale and the presentation of such assets and liabilities as held for sale.
(3)	We calculate like store sales by comparing year-to-year sales for stores that are open in both years. For stores that were not open for the entire previous year, we only use the current year’s weekly sales that correspond to the weeks the stores were open in the previous year. For stores that have been closed, we only include prior year’s weekly sales that correspond to the weeks the stores were open in the current year. Replacement store sales and replaced store sales are included in like store sales. The information presented is for comparable 52 or 39-week periods.
(4)	For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and amortization of previously capitalized interest. Fixed charges consist of interest expense whether expensed or capitalized, amortization of debt issuance costs, and such portion of rental expense as can be deemed by management to be representative of the interest factor in the particular case.
(5)	Average sales per store, sales per total square feet and sales per selling square feet are calculated by prorating the number of stores, total square feet and selling square feet by the period of time the store was open, for new stores, or the period of time the expanded square footage was in service, for expanded stores.

RISK FACTORS

The exchange notes involve substantial risks similar to those associated with the outstanding notes. To understand these risks you should carefully consider the risk factors set forth below, together with all of the other information in this prospectus. If any of the risks discussed below or in the foregoing documents were actually to occur, our business, prospects, financial condition, results of operations, cash flows and, in some cases, our reputation, could be materially adversely affected. In that case, we might not be able to pay interest on, or the principal of, the Notes. In any such case, you may lose all or part of your original investment and not realize any return that you may have expected thereon.

Risks Related to the Exchange Offer

We Cannot Assure You that an Active Trading Market for the Exchange Notes Will Exist if You Desire to Sell the Exchange Notes.

There is no existing public market for the outstanding notes or the exchange notes. We do not intend to have the exchange notes listed on a national securities exchange or to arrange for quotation on any automated dealer quotation systems. Therefore, we cannot assure you as to the development or liquidity of any trading market for the exchange notes. The liquidity of any market for the exchange notes will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may face similar disruptions that may adversely affect the prices at which you could sell your exchange notes. Therefore, you may not be able to sell your exchange notes at a particular time and the price that you receive when you sell may not be favorable.

You May Have Difficulty Selling Any Outstanding Notes that You Do Not Exchange.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to hold outstanding notes subject to restrictions on their transfer. Those transfer restrictions are described in the indenture governing the outstanding notes and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under an exemption from the registration requirements of the Securities Act.

Outstanding notes that are not tendered or are tendered but not accepted for exchange will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture and the legend contained on the outstanding notes regarding the transfer restrictions of the outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register under the Securities Act or under any state securities laws the outstanding notes that are not tendered in the exchange offer or that are tendered in the exchange offer but are not accepted for exchange. If a substantial amount of the outstanding notes is exchanged for a like amount of the exchange notes issued in the exchange offer, the liquidity of your outstanding notes could be adversely affected. See “The Exchange Offer—Consequences of Failure to Exchange Outstanding Notes” for a discussion of additional consequences of failing to exchange your outstanding notes.

Risks Related to the Notes

Our Substantial Indebtedness Could Adversely Affect Our Financial Health and Prevent us From Fulfilling Our Obligations Under the Notes.

We have a significant amount of indebtedness and substantial debt service obligations. As of June 26, 2011, we had total indebtedness of approximately $735.5 million including approximately $49.7 million of outstanding letters of credit. As of June 26, 2011, we had $50.3 million of additional borrowing availability under our Revolving Credit Facility and we may be able to incur substantial indebtedness in the future.

Our substantial indebtedness could have important consequences to the holders of the Notes. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payment of indebtedness, which would reduce the cash flow available to fund working capital, capital expenditures and other general corporate needs;

•	place us at a competitive disadvantage compared to our competitors with less debt;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	restrict us from making strategic acquisitions or exploiting business opportunities.

Our ability to meet our expenses and make payments on our indebtedness, including the Notes offered hereby, will depend on our future cash flow, which will be affected by financial, business, economic and other factors, many of which are beyond our control. If we do not generate enough cash flow to pay our debt obligations and fund our other liquidity needs, we may be required to refinance all or part of our debt, sell assets, or borrow more money. There can be no assurance that we will be able to accomplish any of these alternatives on terms acceptable to us, if at all.

Our Operations are Subject to Limitations Imposed by Our Debt Instruments.

The indentures governing the Notes and the 2015 Notes, and the credit documentation governing our Credit Facility, contain financial and other covenants that restrict, among other things, our ability and, in certain cases, the ability of certain of our subsidiaries to:

•	incur additional debt;

•	create liens or other encumbrances;

•	pay dividends or make other restricted payments;

•	make investments, loans or other guarantees;

•	enter into transactions with affiliates;

•	issue or sell capital stock of certain subsidiaries;

•	sell or otherwise dispose of a portion of their assets; or

•	make acquisitions or merge or consolidate with another entity.

In addition, our Credit Facility contains financial covenants requiring the Company and its subsidiaries to meet minimum net worth and EBITDA tests. The need for us to remain in compliance with our covenants may restrict our flexibility in managing and making changes in our business.

The Notes Will Not be Secured, and Therefore Will be Effectively Subordinated to All of Our Existing and Future Secured Indebtedness.

The Notes will not be secured by any of our assets or any assets of our subsidiaries. Accordingly, although the Notes and the subsidiary guarantees will constitute senior indebtedness, they will be effectively subordinated to any secured indebtedness that we or our subsidiaries incur to the extent of the value of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving us or our subsidiaries, the assets which serve as collateral securing the indebtedness of such entities will be available to satisfy their obligations under any secured indebtedness they presently have or may incur in the future. As of June 26, 2011, the Notes and subsidiary guarantees would have been effectively junior to approximately $143.2 million outstanding principal amount of our Term Loan, approximately $2.6 million of capital leases and approximately $49.7 million of outstanding letters of credit, all of which constitute secured indebtedness of our company and our subsidiaries. Moreover, the indenture governing the Notes, the indenture governing the 2015 Notes and our Credit Facility will permit us to incur substantial additional secured indebtedness, including borrowings under our Revolving Credit Facility.

Because of Our Holding Company Structure, We Will Depend on the Guarantors of the Notes to Satisfy Our Obligations Under the Notes.

We are a holding company with no business operations of our own. Consequently, our cash flow and our ability to repay our indebtedness, including under the Notes, will depend on the cash flow of the guarantors and the payments they make to us. In addition, the guarantors’ ability to make any payments to us will depend on their earnings, the terms of their indebtedness, any applicable legal restrictions and other conditions. Each of the guarantors is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such guarantor. While the indenture governing the Notes limits the ability of the guarantors to incur restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. There can be no assurance that the guarantors will be able to provide us with sufficient dividends, distributions or loans to fund payments on the Notes when due.

Fraudulent Conveyance Statutes Allow Courts, Under Specific Circumstances, to Avoid Subsidiary Guarantees.

Various federal and state fraudulent conveyance and similar laws may be utilized by courts to avoid or limit the guarantees of the Notes by our subsidiaries. The requirements for establishing a fraudulent conveyance vary depending on the jurisdiction. Generally, if in a bankruptcy, reorganization, or other judicial proceeding, a court were to find that a guarantor of the Notes received less than reasonably equivalent value or fair consideration for incurring indebtedness evidenced by the guarantees, and that such guarantor

•	was insolvent at the time of the incurrence of such indebtedness,

•	was rendered insolvent by reason of incurring such indebtedness,

•	was at such time engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital, or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured,

such court could, with respect to such guarantor, declare void in whole or in part the obligations of such guarantor under the guarantees, as well as any liens granted by such a guarantor securing any other guarantee or any guaranteed obligations. Any payment by such guarantor pursuant to its guarantee could also be required to be returned to it, or to a fund for the benefit of its creditors. Generally, an entity will be considered insolvent if the sum of its debts is greater than (i) the fair saleable value of all of its property at a fair valuation, or (ii) if the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and mature.

Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless.

We are a holding company whose principal asset is the stock of our subsidiaries. We have no operations of our own, and derive all of our revenue from our subsidiaries. If a guarantee of the Notes by a subsidiary were avoided as a fraudulent transfer, holders of other indebtedness, and trade creditors, of that subsidiary would generally be entitled to payment of their claims from the assets of the subsidiary before such assets would be made available for distribution to us to satisfy our obligations under the Notes.

We May Be Unable to Raise the Funds Necessary to Finance a Change of Control Offer Required by the Indenture.

Upon the occurrence of certain change of control events, we will be required to offer to purchase all outstanding Notes at a price equal to 101% of the principal balance of the Notes, plus accrued and unpaid interest, if any, to the date of repurchase. It is possible that we will not have sufficient funds at the time of the occurrence of a change of control to make the required purchase of the Notes. Indebtedness outstanding under our Credit Facility may require prepayment before funds may be used to purchase the Notes in the event of a change of control.

A Decline in Our Credit Ratings or Changes in the Financial and Credit Markets May Adversely Affect the Market Prices of the Notes.

The future market prices of the Notes will be affected by a number of factors, including:

•	our ratings with major credit rating agencies;

•	the prevailing interest rates being paid by companies similar to us; and

•	the overall condition of the financial and credit markets.

The financial and credit markets have recently experienced significant turmoil. Additionally, the condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Further disruptions in the financial and credit markets and future fluctuations in these markets and prevailing interest rates may have an adverse effect on the prices of the Notes.

Additionally, the credit ratings assigned to us and the Notes are limited in scope, and do not address all material risks relating to an investment in the Notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. Credit rating agencies continually revise their ratings for companies that they follow, including us. There can be no assurance that our credit ratings or the credit ratings assigned to the Notes will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies if, in such rating agency’s judgment, circumstances so warrant. Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, may affect the market value of the Notes and increase our corporate borrowing costs.

Risks Related to the Supermarket Industry and Us

General Economic Conditions, Which are Largely Out of Our Control, May Continue to Adversely Affect Our Financial Condition and Results of Operations.

The retail food and supply chain services businesses are sensitive to changes in general economic conditions, both nationally and locally. Recessionary economic cycles, higher interest rates, higher fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect consumer spending or buying habits may adversely affect the demand for products we sell in our stores. The United States economy and financial markets have declined and experienced volatility due to uncertainties related to energy prices, availability of credit, difficulties in the banking and financial services sectors, the decline in the housing market, diminished market liquidity, falling consumer confidence and rising unemployment rates. In particular, the Inland Empire has been hit hard by the collapse of the housing bubble and the ensuing recession. The unemployment rate in the Inland Empire rose to more than 15 percent in 2010. The real estate sector has been especially hurt by the recession and the sub-prime mortgage crisis and the Inland Empire ranks among the metropolitan areas with the nation’s highest foreclosure rates.

As a result, consumers are more cautious. This may lead to additional reductions in consumer spending, to consumers trading down to a less expensive mix of products or to consumers trading down to discounters for grocery items, all of which may affect our financial condition and results of operations. We are unable to predict when the economy will improve. If the economy does not improve, our business, results of operations and financial condition may continue to be adversely affected.

Furthermore, we may experience additional reductions in traffic in our stores, or limitations on the prices we can charge for our products, either of which may reduce our sales and profit margins and have a material adverse effect on our financial condition and results of operations. Also, economic factors such as those listed above and increased transportation costs, inflation, higher costs of labor, insurance and healthcare, and changes in other laws and regulations may increase our cost of sales and our operating, selling, and general and administrative expenses, and otherwise adversely affect the financial condition and results of operations of the retail food and supply chain services businesses.

Our Results are Subject to Risks Relating to Intense Competition and Narrow Profit Margins in the Supermarket Industry.

The supermarket industry is a highly competitive industry, which is generally characterized by low profit margins. We compete with various types of retailers, including local, regional and national supermarket retailers, convenience stores, retail drug stores, national general merchandisers and discount retailers, membership clubs, warehouse stores and independent and specialty grocers. Our primary traditional grocery format competitors include Vons, Albertsons, Ralphs, and a number of independent supermarket operators. We also face competitive pressures from existing and new “big box” format retailers, including Walmart, Costco, Target and Winco, and from restaurants and fast food chains as household food expenditures are directed to the purchase of food prepared outside the home.

Our principal competitors include traditional grocery format operators, “big box” format retailers and regional markets, which compete with us on the basis of location, quality of products, service, price, product variety, customer service and store condition. Our competitors have attempted to maintain market share through increased levels of promotional activities and discount pricing, creating a more difficult environment in which to consistently increase year-over-year sales gains. We expect our competitors to continue to apply pricing and other competitive pressures as they expand the number of their stores in our market area and as they continue to take steps to both maintain and grow their customer counts. Our marketing area in Southern California continues to be highly competitive and in flux, and our market changes frequently as competitors open and close store locations and introduce new pricing strategies.

We face increased competitive pressure from existing competitors and from the threatened entry by one or more major new competitors. The supermarket industry has undergone substantial consolidation, resulting in competitors with increased financial resources and purchasing power. Some of our competitors have greater resources than us and are not unionized, resulting in lower labor costs. These competitors could use these resources to take measures which could adversely affect our competitive position.

We are Heavily Dependent on Our Key Personnel.

Our success is largely dependent upon the efforts and skills of our senior management team, led by Jack H. Brown, the Chairman of the Board, President and Chief Executive Officer of Stater Bros., and other key managers. The loss of the services of such persons could have a material adverse effect on our business and results of operations. In addition, we compete with other potential employers for employees, and we may not succeed in hiring or retaining the executives and other employees that we need.

La Cadena Investments (“La Cadena”), the Sole Owner of Our Capital Stock, as Well as La Cadena’s Managing General Partner, Mr. Brown, May Take Actions that Conflict With Your Interests.

La Cadena, a California general partnership whose sole voting partner is the Jack H. Brown Revocable Trust, holds all of our issued and outstanding capital stock. See “Security Ownership of Certain Beneficial Owners and Management.” Jack H. Brown, the Chairman of the Board, President and Chief Executive Officer of the Company, is the Managing General Partner of La Cadena with the power to vote the shares of our capital stock held by La Cadena on all matters, including with respect to the election of our board of directors, and any other matters requiring shareholder approval.

The interests of La Cadena, as our controlling shareholder, could conflict with your interests as a holder of the Notes. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of La Cadena as the holder of our equity might conflict with your interests as a holder of the Notes. La Cadena may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in Mr. Brown’s judgment, would enhance the value of La Cadena’s equity position in our company, even though such transactions might involve risks to you as a holder of the Notes. Further, neither La Cadena nor Mr. Brown has any obligation to provide us with any equity or debt financing in the future.

We are Affected by Increases in Utility, Fuel and Commodity Prices.

We are dependent on the use of trucks to distribute goods to our markets. Therefore, fluctuations in the price of fuel affect our cost of doing business. Additionally, increases in the cost of electricity and other utilities affect the cost of illuminating and operating our stores and our Distribution Center. The cost of goods sold by us can also be significantly impacted by increases in commodity prices. We may not be able to recover these rising costs through increased prices charged to our customers and our results of operations could be materially adversely affected by increases in the cost of one or more of these resources.

The Geographic Concentration of Our Supermarkets Creates a Heavy Exposure to the Risks of the Local Economy and Other Local Adverse Conditions.

We operate in Southern California, with a strong concentration in the Inland Empire, which is comprised primarily of San Bernardino and Riverside Counties. Our headquarters, Distribution Center and a significant number of our stores are located within a relatively limited geographic area. As a result, our business is more susceptible to regional conditions than the operations of more geographically diversified competitors. These factors include, among other things, adverse developments in the economic and regulatory environment of California and the Inland Empire in particular (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation), changes in weather conditions, demographics and population, as well as natural disasters that may occur in our geographic area (such as earthquakes).

Our performance is heavily influenced by economic developments in Southern California generally and in the Inland Empire in particular, and has been negatively affected by the continued decline in the current economy. A further significant economic downturn in the region could have a material adverse effect on our business, financial condition, or results of operations. Further, a natural disaster or other catastrophic event, such as fire or earthquake, that impaired our Distribution Center, could significantly disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

Threats or Potential Threats to Security, Health or Food Safety May Adversely Affect Our Business.

Any events that give rise to actual or potential drug contamination, food contamination, or food-borne illness could have an adverse effect on our operating results. There is increasing governmental scrutiny and public awareness regarding food and drug safety, and adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. The real or perceived sale of contaminated food products by us could result in product liability claims, a loss of consumer confidence or product recalls, which could have a material adverse effect on our sales and operations.

Wartime activities, a widespread regional, national or global health epidemic, such as pandemic flu, threats or acts of terror or other criminal activity directed at the grocery or drug store industry, the transportation industry or computer or communications systems, could increase our security costs, adversely affect our operations by disrupting production and delivery of products to our stores or by affecting our ability to appropriately staff our stores, cause customers to avoid public gathering places or otherwise impact our customers’ orders or spending behavior.

Prolonged Labor Disputes with Unionized Employees May Impede Our Ability to Timely Pay Interest on the Notes.

Substantially all of our employees are represented by unions and covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Our negotiations of expiring collective bargaining agreements and other collective bargaining agreements may not prove successful, may result in a significant increase in labor costs, or may result in a disruption to our operations. We expect that we would incur additional costs and face increased competition if we lost customers during a work stoppage or labor disturbance.

Our collective bargaining agreements with the United Food and Commercial Workers (“UFCW”), which represents a substantial number of our stores’ hourly union employees, were renewed in March 2007 and was scheduled to terminate in March 2011. We are currently operating under a contract extension. There can be no assurance that we will be able to negotiate the terms of the expiring agreement in a manner acceptable to us. In 2010, we renewed our collective bargaining agreement with the International Brotherhood of Teamsters (“Teamsters”) for a period of five years, expiring in September 2015.

Prolonged disputes between us and any of the unions representing our employees could result in work disruptions, have a material adverse effect on our cash flow from operations and, as a result, materially adversely affect our ability to pay interest on the Notes in a timely manner.

Various Aspects of Our Business are Subject to Federal, State and Local Laws and Regulations. Unfavorable Changes in, Failure to Comply with or Increased Costs to Comply with these Regulations Could Adversely Affect Our Ability to Conduct Our Business as Planned.

We are subject to federal, state and local laws and regulations relating to zoning, land use, environmental protection, work place safety, public health, community right-to-know, alcoholic beverage sales, tobacco sales and pharmaceutical sales. The State of California and several local jurisdictions regulate the licensing of supermarkets, including alcoholic beverage license grants. In addition, certain local regulations may limit our ability to sell alcoholic beverages at certain times. We are also subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of our supermarkets and could otherwise adversely affect our business, financial condition or results of operations. A number of federal, state and local laws impose requirements or restrictions on business owners with respect to access by disabled persons. Our compliance with these laws may result in modifications to our properties, or prevent us from performing certain further renovations.

Recent political trends related to environmental regulation, climate change, healthcare reform and increased potential for regulation favoring organized labor create uncertainty about the probability and impact of future regulatory changes. We cannot predict the nature of future laws, regulations, interpretations or applications, nor can we determine the effect that additional governmental regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on our future business. They may, however, impose additional requirements or restrictions on the products we sell or manner in which we operate our businesses. Any or all of such requirements may adversely affect our financial condition and results of operations.

Disruptions or Compromises in Our Information Technology Systems Could Adversely Affect Our Business Operations, Our Reputation With Our Customers and Our Results of Operations.

We are dependent on large, complex information technology systems for many of our core business processes. Any disruptions in these systems due to security breaches, internal failures of technology, severe damage to the data center or large scale external interruptions in technology infrastructure could adversely affect our results of operations. As with most retailers, we receive certain personal information about our customers. A compromise of our security systems that results in customer personal information being obtained by unauthorized persons could require that we expend significant additional resources related to our information security systems. Such a security breach could also adversely affect our reputation with our customers could result in litigation against us or the imposition of penalties and could adversely affect our results of operations.

Variability in Self-Insurance Liability Estimates Could Significantly Impact Our Results of Operations.

We self-insure for workers’ compensation, general liability, business interruptions, automobile liability, property losses and employee medical coverage up to a set retention level, beyond which we maintain excess insurance coverage. Liabilities are determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. Our accruals for insurance reserves reflect certain actuarial assumptions and management judgments, which are subject to a high degree of variability. The variability is caused by factors external to us such as: historical claims experience; medical inflation; legislative changes to benefit levels; trends relating to jury verdicts; and claim settlement patterns. Any significant variation in these factors could cause a material change to our reserves for self-insurance liabilities and may adversely affect our financial condition and results of operations.

The Costs of Providing Employee Benefits Continue to Increase and are Subject to Factors Outside of Our Control.

We provide health benefits and sponsor defined pension and other post-retirement plans for substantially all employees not participating in multi-employer health and pension plans. Our costs to provide such benefits continue to increase annually and recent legislative and private sector initiatives regarding healthcare reform could result in significant changes to the U.S. healthcare system. We are not able at this time to determine the impact that healthcare reform could have on our sponsored medical plans. In addition, we participate in various multi-employer health and pension plans for a majority of our union-affiliated employees, and we are required to make contributions to these plans in amounts established under collective bargaining agreements. The costs of providing benefits through such plans have escalated rapidly in recent years. The amount of any increase or decrease in our required contributions to these multi-employer plans will depend upon many factors, including the outcome of collective bargaining, actions taken by trustees who manage the plans, government regulations, the actual return on assets held in the plans and the potential payment of a withdrawal liability if we choose to exit a market. Increases in the costs of benefits under these plans coupled with adverse stock market developments that have reduced the return on plan assets have caused some multi-employer plans in which we participate to be underfunded. The unfunded liabilities of these plans may result in increased future payments by us and the other participating employers, including costs that may arise with respect to any potential litigation or that may cause the acceleration of payments to fund any underfunded plan. Our risk of such increased payments may be greater if any participating employer in these underfunded plans withdraws from the plan due to insolvency and is not able to contribute an amount sufficient to fund the unfunded liabilities associated with its participants in the plan. If we are unable to control healthcare and pension costs, we may experience increased operating costs, which may adversely affect our financial condition and results of operations.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer.

CAPITALIZATION

The following table sets forth our historical cash and cash equivalents and capitalization as of June 26, 2011. This table should be read in conjunction with “Selected Historical Financial and Statistical Data” and our consolidated financial statements and the related notes included in this prospectus.

As of June 26, 2011
(Unaudited) (In thousands)
Cash and cash equivalents	$176,909

Long-term debt (including current maturities):
Capitalized lease obligations	$2,620
Credit Facility
Revolving Credit Facility(1)	—
Term Loan	143,188
7.750% Senior Notes due 2015	285,000
7.375% Senior Notes due 2018	255,000

Total long-term debt	685,808
Total stockholder’s equity	75,689

Total capitalization	$761,497

(1)	As of June 26, 2011, we had approximately $49.7 million of outstanding letters of credit and we had approximately $50.3 million available under the Revolving Credit Facility.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

This exchange offer is being made pursuant to the registration rights agreement we entered into with the initial purchaser of the outstanding notes on November 29, 2010. The summary of the registration rights agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the registration rights agreement. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Terms of the Exchange Offer; Expiration Time

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Subject to the terms and conditions in this prospectus and the letter of transmittal, we will accept for exchange outstanding notes that are validly tendered at or before the expiration time and are not validly withdrawn as permitted below. The expiration time for the exchange offer is 5:00 p.m., New York City time, on                    , 2011, or such later date and time to which we, in our sole discretion, extend the exchange offer.

We expressly reserve the right, in our sole discretion:

•	to extend the expiration time;

•	if any of the conditions set forth below under “—Conditions to the Exchange Offer” has not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange; and

•	to amend the exchange offer in any manner.

We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us, upon expiration of the exchange offer, unless validly withdrawn.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

How to Tender Outstanding Notes for Exchange

Only a record holder of outstanding notes may tender in the exchange offer. When the holder of outstanding notes tenders and we accept outstanding notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who desires to tender outstanding notes for exchange must, at or prior to the expiration time:

•

transmit a properly completed and duly executed letter of transmittal, the outstanding notes being tendered and all other documents required by such letter of transmittal, to The Bank of New York Mellon Trust Company, N.A., the exchange agent, at the address set forth below under the heading “—The Exchange Agent”; or

•

if outstanding notes are tendered pursuant to the book-entry procedures set forth below, an agent’s message must be transmitted by The Depository Trust Company (DTC) to the exchange agent at the address set forth below under the heading “—The Exchange Agent,” and the exchange agent must receive, at or prior to the expiration time, a confirmation of the book-entry transfer of the outstanding notes being tendered into the exchange agent’s account at DTC, along with the agent’s message; or

•

if time will not permit the required documentation to reach the exchange agent before the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, the holder may effect a tender by complying with the guaranteed delivery procedures described below.

The term “agent’s message” means a message that:

•	is transmitted by DTC;

•	is received by the exchange agent and forms a part of a book-entry transfer;

•

states that DTC has received an express acknowledgement that the tendering holder has received and agrees to be bound by, and makes each of the representations and warranties contained in, the letter of transmittal; and

•	states that we may enforce the letter of transmittal against such holder.

The method of delivery of the outstanding notes, the letter of transmittal or agent’s message and all other required documents to the exchange agent is at the election and sole risk of the holder. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Signatures on a letter of transmittal must be guaranteed unless the outstanding notes surrendered for exchange are tendered:

•	by a holder of outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•

for the account of an eligible institution. The term “eligible institution” means an institution that is a member in good standing of a Medallion Signature Guarantee Program recognized by the Exchange Agent, for example, the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Signature Program. An eligible institution includes firms that are members of a registered national securities exchange, members of the National Association of Securities Dealers, Inc., commercial banks or trust companies having an office in the United States or certain other eligible guarantors.

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If outstanding notes are registered in the name of a person other than the person who signed the letter of transmittal, the outstanding notes tendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the registered holder’s signature guaranteed by an eligible institution.

We will determine in our sole discretion all questions as to the validity, form and eligibility (including time of receipt) of outstanding notes tendered for exchange and all other required documents. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note not validly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful;

•	waive any defects or irregularities or conditions of the exchange offer; and

•	determine the eligibility of any holder who seeks to tender outstanding notes in the exchange offer.

Our determinations under, and of the terms and conditions of, the exchange offer, including the letter of transmittal and the instructions to it, or as to any questions with respect to the tender of any outstanding notes, will be final and binding on all parties. To the extent we waive any conditions to the exchange offer, we will waive such conditions as to all outstanding notes. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of us incur any liability for failure to give such notification.

If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf.

WE MAKE NO RECOMMENDATION TO THE HOLDERS OF THE OUTSTANDING NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER. IN ADDITION, WE HAVE NOT AUTHORIZED ANYONE TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO TENDER, AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITIONS AND REQUIREMENTS.

Book-Entry Transfers

Any financial institution that is a participant in DTC’s system must make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Program, known as ATOP. Such participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message. The letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must be transmitted to and received by the exchange agent at the address set forth below under “—The Exchange Agent” at or prior to the expiration time of the exchange offer, or the holder must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such outstanding notes and the holder’s outstanding notes are not immediately available, or time will not permit such holder’s outstanding notes or other required documents to reach the exchange agent before the expiration time, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•

at or prior to the expiration time, the exchange agent receives from an eligible institution a validly completed and executed notice of guaranteed delivery, substantially in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the outstanding notes being tendered and the amount of the outstanding notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees or an agent’s message and any other documents required by the letter of transmittal, will be transmitted to the exchange agent; and

•

the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees or an agent’s message and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery must be received prior to the expiration time.

Withdrawal Rights

You may withdraw tenders of your outstanding notes at any time prior to the expiration time.

For a withdrawal to be effective, a written notice of withdrawal, by facsimile or by mail, must be received by the exchange agent, at the address set forth below under “—The Exchange Agent,” prior to the expiration time. Any such notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes;

•

where outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC; and

•

bear the signature of the holder in the same manner as the original signature on the letter of transmittal, if any, by which such outstanding notes were tendered, with such signature guaranteed by an eligible institution, unless such holder is an eligible institution.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices and our determination will be final and binding on all parties. Any tendered outstanding notes validly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn notes may be re-tendered by following one of the procedures described under “—How to Tender Outstanding Notes for Exchange” above at any time at or prior to the expiration time.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

All of the conditions to the exchange offer must be satisfied or waived at or prior to the expiration of the exchange offer. Promptly following the expiration time we will accept for exchange all outstanding notes validly tendered and not validly withdrawn as of such date. We will promptly issue exchange notes for all validly tendered outstanding notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered outstanding note. Holders whose outstanding notes are exchanged for exchange notes will not receive a payment in respect of interest accrued but unpaid on such outstanding notes from the most recent interest payment date up to but excluding the settlement date. Instead, interest on the exchange notes received in exchange for such outstanding notes will (i) accrue from the last date on which interest was paid on such outstanding notes and (ii) accrue at the same rate as and be payable on the same dates as interest was payable on such outstanding notes. Accordingly, registered holders of exchange notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date through which interest has been paid on the outstanding notes. However, if any interest payment occurs prior to the settlement date on any outstanding notes already tendered for exchange in the exchange offer, the holder of such outstanding notes will be entitled to receive such interest payment. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer.

If we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged outstanding notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged outstanding notes will be credited to an account maintained with DTC. We will return the outstanding notes or have them credited to DTC promptly after the withdrawal, rejection of tender or termination of the exchange offer, as applicable.

Conditions to the Exchange Offer

The exchange offer is not conditioned upon the tender of any minimum principal amount of outstanding notes. Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer, by oral (promptly confirmed in writing) or written notice to the exchange agent or by a timely press release, if at any time before the expiration of the exchange offer, any of the following conditions exist:

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency challenging the exchange offer or that we believe might be expected to prohibit or materially impair our ability to proceed with the exchange offer;

•

any stop order is threatened or in effect with respect to either (1) the registration statement of which this prospectus forms a part or (2) the qualification of the Indenture governing the Notes under the Trust Indenture Act of 1939, as amended;

•

any law, rule or regulation is enacted, adopted, proposed or interpreted that we believe might be expected to prohibit or impair our ability to proceed with the exchange offer or to materially impair the ability of holders generally to receive freely tradable exchange notes in the exchange offer. See “— Consequences of Failure to Exchange Outstanding Notes”;

•

any change or a development involving a prospective change in our business, properties, assets, liabilities, financial condition, operations or results of operations taken as a whole, that is or may be adverse to us;

•

any declaration of war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or the worsening of any such condition that existed at the time that we commence the exchange offer; or

•

we become aware of facts that, in our reasonable judgment, have or may have adverse significance with respect to the value of the outstanding notes or the exchange notes to be issued in the exchange offer.

Accounting Treatment

For accounting purposes, we will not recognize gain or loss upon the issuance of the exchange notes for outstanding notes.

Fees and Expenses

We will not make any payment to brokers, dealers, or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses. We will pay the cash expenses to be incurred in connection with the exchange offer, including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees;

•	printing fees; and

•	related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of or exemption from these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

The Exchange Agent

We have appointed The Bank of New York Mellon Trust Company, N.A. as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of its addresses set forth below. Questions and requests for assistance respecting the procedures for the exchange offer, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should also be directed to the exchange agent at one of its addresses below:

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By mail, hand delivery or overnight courier:

The Bank of New York Mellon Trust Company, N.A., as Exchange Agent

c/o The Bank of New York Mellon Corporation

Corporate Trust – Reorganization Unit

480 Washington Boulevard, 27th Floor

Jersey City, New Jersey 07310

Attention: Mr. William Buckley

By facsimile transmission:

(for eligible institutions only)

(212) 298-1915

Confirm by telephone:

(212) 815-5788

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above will not constitute a valid delivery.

Consequences of Failure to Exchange Outstanding Notes

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the Indenture and the legend contained on the outstanding notes regarding the transfer restrictions of the outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register under the Securities Act or under any state securities laws the outstanding notes that are not tendered in the exchange offer or that are tendered in the exchange offer but are not accepted for exchange.

Holders of the exchange notes and any outstanding notes that remain outstanding after consummation of the exchange offer will vote together as a single series for purposes of determining whether holders of the requisite percentage of the series have taken certain actions or exercised certain rights under the Indenture.

Consequences of Exchanging Outstanding Notes

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the exchange notes issued in the exchange offer may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. However, based on interpretations of the staff of the SEC, as set forth in a series of no-action letters issued to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by holders of those exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 promulgated under the Securities Act;

•	the exchange notes issued in the exchange offer are acquired in the ordinary course of the holder’s business;

•

neither the holder, nor, to the actual knowledge of such holder, any other person receiving exchange notes from such holder, has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer;

•	if the holder is not a broker-dealer, the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes; and

•	if such a holder is a broker-dealer, such broker-dealer will receive the exchange notes for its own account in exchange for outstanding notes and:

•	such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

•

it will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of exchange notes issued in the exchange offer, and will comply with the applicable provisions of the Securities Act with respect to resale of any exchange notes. (In no-action letters issued to third parties, the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of outstanding notes) by delivery of the prospectus relating to the exchange offer). See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Each holder participating in the exchange offer will be required to furnish us with a written representation in the letter of transmittal that they meet each of these conditions and agree to these terms.

However, because the SEC has not considered the exchange offer for our outstanding notes in the context of a no-action letter, we cannot guarantee that the staff of the SEC would make similar determinations with respect to this exchange offer. If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

Any holder that is an affiliate of ours or that tenders outstanding notes in the exchange offer for the purpose of participating in a distribution:

•

may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan, Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993); and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

The exchange notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the exchange notes. We currently do not intend to register or qualify the sale of the exchange notes in any state where we would not otherwise be required to qualify.

Filing of Shelf Registration Statements

Under the registration rights agreement we agreed, among other things, that if: (1) we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; (2) any holder of outstanding notes notifies Stater Bros. prior to the 20th day following the commencement of the exchange offer that: (a) it is prohibited by law or SEC policy from participating in the exchange offer; (b) that it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or (c) that it is a broker-dealer and owns outstanding notes acquired directly from Stater Bros. or an affiliate of Stater Bros.; or (3) the exchange offer is not commenced within 360 days after the original issue date of the outstanding notes, Stater Bros. will file with the Commission a registration statement (the “Shelf Registration Statement”) to cover resales of the outstanding notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

If obligated to file the Shelf Registration Statement, we will use commercially reasonable efforts to file the Shelf Registration Statement with the SEC as promptly as practicable after such filing obligation arises and to cause the Shelf Registration Statement to be declared effective by the SEC on or prior to 120 days after such obligation arises.

If the Shelf Registration Statement is declared effective but thereafter ceases to be effective or usable for its intended purpose (except with respect to permitted suspension periods ) during the periods specified in the registration rights agreement, then we will pay Additional Interest to each holder of outstanding notes affected thereby on the terms provided in the registration rights agreement.

Holders of outstanding notes will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their outstanding notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Interest set forth above. By acquiring outstanding notes, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of outstanding notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from us.

Although we intend, if required, to file the Shelf Registration Statement, we cannot assure you that the Shelf Registration Statement will be filed or, if filed, that it will become or remain effective.

The foregoing description is a summary of certain provisions of the registration rights agreement. It does not restate the registration rights agreement in its entirety. We urge you to read the registration rights agreement, which is an exhibit to the registration statement of which this prospectus forms a part and can also be obtained from us. See “Additional Information.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Historical Financial and Statistical Data” and our audited and unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations are based upon our audited and unaudited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles. The preparation of the financial statements requires the use of estimates and judgments on the part of management. We base our estimates on our historical experience combined with our understanding of current facts and circumstances. We believe that the following critical accounting policies are the most important to our financial statement presentation and require the most difficult, subjective and complex judgments on the part of management.

Self-Insurance Reserves

We are primarily self-insured, subject to certain retention levels for workers’ compensation, automobile and general liability costs. We are covered by umbrella insurance policies for catastrophic events. We record our self-insurance liability based on claims filed and an estimate of claims incurred but not yet reported. The estimates used by us are based on our historical experiences as well as current facts and circumstances. We use third party actuarial analysis in making our estimates. Actuarial projections and our estimate of ultimate losses are subject to a high degree of variability. The variability in the projections and estimates are subject to, but not limited to, such factors as judicial and administrative rulings, legislative actions, and changes in compensation benefits structure. We discounted our workers’ compensation, automobile and general liability insurance reserves at a discount rate of 6.25% for fiscal 2008, 5.50% for fiscal 2009 and 5.00% for fiscal 2010. The analysis of self-insurance liability is sensitive to the rate used to discount the anticipated future cash flows for the workers’ compensation, automobile and general liability insurance reserves. For fiscal 2010, if a rate of 4.00% was used to discount the reserves, the reserves for self insurance would have been $1.8 million higher than the reserves calculated at a 5.00% discount rate. If a rate of 6.00% was used in fiscal 2010 to discount the reserves, the reserves for self insurance would have been $1.7 million lower than the reserves calculated at a 5.00% discount rate.

Employee Benefit Plans

The determination of our obligation and expense for pension benefits is dependent, in part, on our selection of certain assumptions used by our actuaries in calculating these amounts. These assumptions are disclosed in “Note 7 — Retirement Plans” in the accompanying notes to the audited consolidated financial statements contained herein and include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rate of compensation changes. In accordance with U.S. generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, affect recognized expense and the recorded obligation in such future periods. While we believe our assumptions are appropriate, significant differences in our actual experience or significant changes in the assumptions may materially affect our pension obligations and expense for pension benefits.

For fiscal 2010, the discount rate used to calculate the net periodic pension cost was 5.00%. If the rate used to discount the net periodic pension cost was 4.00%, net periodic pension cost would have been $1.0 million higher than the cost calculated at a 5.00% discount rate. If the rate used to calculate the net periodic pension cost was 6.00%, net periodic pension cost would have been $0.8 million lower than the cost calculated at the 5.00% discount rate.

We also contribute to various multi-employer defined contribution retirement plans for all of our employees represented by labor unions. We are required to make contributions to these plans in amounts established under collective bargaining agreements, generally based on the number of hours worked. Pension expenses for these plans are recognized as contributions are funded. While we expect contributions to these plans to continue to increase over time, the amount of increase or decrease will depend upon the outcome of collective bargaining, actions taken by trustees and the actual return on assets held in these plans. For these reasons, it is not practicable for us to determine the amount by which multi-employer pension contributions will increase or decrease.

Income Taxes

We recognize deferred income tax assets and liabilities by applying statutory tax rates in effect at the balance sheet date to differences between the book basis and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred tax assets and liabilities are adjusted to reflect changes in tax laws or rates in the period that includes the enactment date. Significant accounting judgment is required in determining the provision for income taxes and related accruals and deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Judgment is needed to determine if the recognition threshold is met to recognize the tax position taken or if a liability is needed to record an unrecognized tax liability. We are subject to periodic audits and examinations by the Internal Revenue Service (the “IRS”) and other state and local taxing authorities. Although we believe that our estimates are reasonable, actual results could differ from these estimates.

Significant Accounting Policies

In addition to the critical accounting policies disclosed above, there are certain accounting policies that we have adopted that may differ from policies of other companies within our industry and other companies as a whole. Such differences in the treatment of these policies may be important to the readers of this prospectus and our consolidated financial statements contained herein. For further information regarding our accounting policies, refer to the significant accounting policies included in the notes to the consolidated financial statements contained herein.

Ownership of the Company

La Cadena, a California general partnership whose sole voting partner is the Jack H. Brown Revocable Trust, holds all of our issued and outstanding capital stock. Mr. Jack H. Brown, the Chairman of the Board, President and Chief Executive Officer of Stater Bros., is the Managing General Partner of La Cadena with the power to vote the shares of our capital stock held by La Cadena on all matters, including with respect to the election of our Board of Directors, and any other matters requiring shareholder approval.

Results of Operations Thirteen Weeks and Thirty-Nine Weeks Ended June 27, 2010 and June 26, 2011

Sales and Gross Profit

	Thirteen Weeks Ended		Change
	June 27, 2010	June 26, 2011	2011 to 2010
			Dollar	%
	($ in thousands)
Sales	$900,044	$939,026	$38,982	4.33%
Gross Profit	$245,657	$251,316	$5,659	2.30%
as a % of sales	27.29%	26.76%

	Thirty-Nine Weeks Ended		Change
	June 27, 2010	June 26, 2011	2011 to 2010
			Dollar	%
	($ in thousands)
Sales	$2,709,445	$2,751,460	$42,015	1.55%
Gross Profit	$720,252	$735,226	$14,974	2.08%
as a % of sales	26.58%	26.72%

Sales

Overall, our sales increased $39.0 million and $42.0 million for the thirteen and thirty-nine week periods of fiscal 2011, respectively, an increase over prior year sales of 4.33% and 1.55%, respectively.

Like Store Sales

We calculate like store sales by comparing year-to-year sales for stores that are opened in both years. For stores that were not opened for the entire previous year periods, we only include the current year’s weekly sales that correspond to the weeks the stores were opened in the previous year. For stores that have been closed, we only include the prior year’s weekly sales that correspond to the weeks the stores were opened in the current year. Replacement store sales are included in like store sales. We have neither opened nor closed any stores during either of the thirty-nine weeks of fiscal 2010 and 2011.

Like store sales are affected by various factors including, but not limited to, inflation, deflation, promotional discounting, customer traffic, buying trends, pricing pressures from competitors and competitive openings and closings.

Like store sales for the third quarter of fiscal 2011 compared to the third quarter of fiscal 2010 increased $39.0 million or 4.33%. For the thirty-nine week period of fiscal 2011, like store sales increased $45.6 million or 1.68% from the thirty-nine week period of fiscal 2010.

Our like store sales increased as a result of our marketing efforts which provided increased value to our customers. Increased like store sales for the remainder of fiscal 2011 will be dependent on our ability to maintain our marketing efforts and the reactionary steps taken by our key competitors.

Gross Profit

Our gross profit margin in the third quarter of fiscal 2011, as a percentage of sales, was 26.76% a decrease of 53 basis points when compared to the third quarter fiscal 2010 gross profit margin of 27.29%. Our thirty-nine week period of fiscal 2011 gross profit margin was 26.72%, an increase of 14 basis points over the 26.58% for the thirty-nine week period of fiscal 2010. During the third quarter of fiscal 2011, we continued a marketing program, begun in the second quarter of fiscal 2011, of additional targeted promotional efforts that has decreased gross margin percentage when compared to the third quarter of fiscal 2010, but has allowed us to increase like store sales. We have taken actions, including the lowering of gross profit margins, in order to hold onto market share during these tough economic times. With the depressed economic conditions in the nation and in our marketing area, we and our competitors continue to take steps to retain market share and we anticipate our gross margins to be challenged in the foreseeable future.

Operating Expenses and Operating Profit

	Thirteen Weeks Ended		Change
	June 27, 2010	June 26, 2011	2011 to 2010
			Dollar	%
	($ in thousands)
Operating Expenses:
Selling, general and administrative expenses	$205,564	$216,040	$10,476	5.10%
as a % of sales	22.84%	23.00%

Depreciation and amortization	$12,619	$11,831	$(788)	(6.24)%
as a % of sales	1.40%	1.26%

Operating profit	$27,474	$23,445	$(4,029)	(14.66)%
as a % of sales	3.05%	2.50%

	Thirty-Nine Weeks Ended		Change
	June 27, 2010	June 26, 2011	2011 to 2010
			Dollar	%
	($ in thousands)
Operating Expenses:
Selling, general and administrative expenses	$608,870	$625,517	$16,647	2.73%
as a % of sales	22.47%	22.73%

Gain on sale of dairy assets	$(9,396)	$—	$9,396	—
as a % of sales	(0.35)%	0.00%

Depreciation and amortization	$38,073	$36,346	$(1,727)	(4.54)%
as a % of sales	1.41%	1.32%

Operating profit	$82,705	$73,363	$(9,342)	(11.30)%
as a % of sales	3.05%	2.67%

Selling, General and Administrative Expenses

The increase in selling, general and administrative expenses, as a percentage of sales, in the thirteen week period of fiscal 2011 compared to the same period of fiscal 2010, is primarily attributed to increases in union insurance costs offset in part by lower advertising costs. In the third quarter of fiscal 2011, our union insurance costs increased 0.63%, as a percentage of sales, while our advertising costs, as a percentage of sales, decreased 0.13% compared to the third quarter of fiscal 2010.

On a year-to-date basis, selling, general and administrative expenses, as a percentage of sales, have increased primarily as a result of increased labor costs. Union insurance increased 0.62%, as a percentage of sales, which was partially offset by reductions in other labor related costs.

The amount of salaries, wages and administrative costs associated with the purchase of our products included in selling, general and administrative expenses for both the third quarters of fiscal 2011 and fiscal 2010 was $0.3 million and was $0.9 million and $1.0 million for the thirty-nine weeks ended June 26, 2011 and June 27, 2010, respectively.

Gain on Sale of Dairy Assets

Gain on sale of dairy assets comprised a pre-tax gain from the sale of our dairy assets of approximately $9.4 million in the thirty-nine week period of fiscal 2010. The dairy transaction is described in “Note 15 — Asset Sale” to our audited consolidated financial statements included in this prospectus.

Depreciation and Amortization

The decrease in depreciation and amortization expense in the third quarter and thirty-nine weeks of fiscal 2011 compared to the same periods in fiscal 2010 is due primarily to reduced fixed asset additions in the current year compared to levels in prior years. Included in cost of goods sold is depreciation and amortization expense related to warehousing and distribution activities of $2.8 million in each of the third quarters of fiscal 2011 and 2010 and $8.4 million and $8.5 million for the thirty-nine weeks of fiscal 2011 and 2010, respectively.

Interest Income

Interest income was $213,000 and $27,000 for the third quarters of fiscal 2011 and 2010, respectively, and $688,000 and $112,000 for the thirty-nine week periods of fiscal 2011 and 2010, respectively. Interest income was higher in the thirteen week and thirty-nine week periods of fiscal 2011 as a result of our notes due from the Inland Valley Development Agency, as described in “Note 11 — Long-Term Receivable” to our unaudited consolidated financial statements included in this prospectus. We expect our interest income to be lower for the remainder of fiscal 2011 as our interest bearing long-term receivable has been fully collected.

Interest Expense

Prior to the effect of capitalized interest, interest expense was $12.0 million and $17.0 million for the third quarter of fiscal 2011 and 2010, respectively, and $43.9 million and $51.6 million for the thirty-nine week periods of fiscal 2011 and 2010, respectively. Our interest expense is lower in fiscal 2011 compared to fiscal 2010 as a result of reducing our outstanding long-term debt by approximately $126.8 million and by having lower interest rates on the remaining debt.

We capitalized $145,000 of interest in the third quarter of fiscal 2011 and we did not capitalize any interest in the third quarter of fiscal 2010. Our capitalized interest was $233,000 and $16,000 for the thirty-nine week periods of fiscal 2011 and 2010, respectively.

Interest Related to Debt Purchase

During fiscal 2011, we paid a tender premium of approximately $1.8 million related to our tender offer to early redeem a significant portion of our then outstanding $525.0 million 8.125% Senior Notes.

Income Before Income Taxes

Income before income taxes amounted to $12.0 million and $10.5 million for the third quarters of fiscal 2011 and fiscal 2010, respectively, and was $28.7 million and $31.3 million for the thirty-nine week periods of fiscal 2011 and fiscal 2010, respectively.

Income Taxes

Income taxes amounted to $5.0 million and $4.6 million in the third quarters of fiscal 2011 and fiscal 2010, respectively, and $11.6 million and $12.6 million in the thirty-nine week periods of fiscal 2011 and 2010, respectively. Our effective tax rate was 41.3% and 43.2% for the third quarters of fiscal 2011 and 2010, respectively, and was 40.4% for both the thirty-nine week periods of fiscal 2011 and 2010. The higher effective tax rate in the third quarter of fiscal 2010 was due to recording certain tax return adjustments in the third quarter of fiscal 2010.

Net Income

Net income amounted to $7.1 million and $6.0 million in the third quarter of fiscal 2011 and fiscal 2010, respectively. Net income for the thirty-nine weeks ended June 26, 2011 amounted to $17.1 million compared to $18.7 million for the thirty-nine weeks ended June 27, 2010.

Results of Operations Fiscal Years Ended September 28, 2008, September 27, 2009 and September 26, 2010

Sales and Gross Profit (in thousands)

				Change
	Fiscal Year Ended			2009 to 2008		2010 to 2009
	Sept. 28, 2008	Sept. 27, 2009	Sept. 26, 2010	Dollar	%	Dollar	%
Sales	$3,741,254	$3,766,040	$3,606,839	$24,786	0.66%	$(159,201)	(4.23)%
Gross Profit	$998,180	$1,002,036	$969,948	$3,856	0.39%	$(32,088)	(3.20)%
as a % of sales	26.68%	26.61%	26.89%

Sales

Overall, our sales were down $159.2 million in fiscal 2010 versus fiscal 2009. $93.2 million of the decrease in our sales was due to the lost sales from Dairies as a result of the dairy transaction. Sales in our supermarkets decreased $66.0 million primarily due to the continued downturn in the economy in our primary marketing areas.

The increase in fiscal 2009 sales over fiscal 2008 is primarily the result of opening new stores in fiscal 2008 and fiscal 2009.

Like Store Sales

Our like store sales have been adversely affected by the downturn in our local economy and by continued competitive pressures. For the foreseeable future, we anticipate that our like store sales will continue to be challenged as we believe that unemployment in our marketing area will continue to be high and competitive pressures will continue.

We calculate like store sales by comparing year-to-year sales for stores that are opened in both years. For stores that were not opened for the entire previous year periods, we only include the current year’s weekly sales that correspond to the weeks the stores were opened in the previous year. For stores that have been closed, we only include the prior year’s weekly sales that correspond to the weeks the stores were opened in the current year. Replacement store sales and replaced store sales are included in like store sales.

Like store sales are affected by various factors including, but not limited to, inflation and deflation, promotional discounting, customer traffic, buying trends, pricing pressures from competitors and competitive openings and closings.

Like store sales decreased $89.9 million or 2.45% in fiscal 2010 compared to fiscal 2009. Newly opened stores that were not opened for the full year of fiscal 2009 added $25.0 million to our sales in fiscal 2010. We closed a store in fiscal 2009 which reduced fiscal 2010 sales by approximately $1.2 million.

Like store sales increased $1.5 million or 0.04% in fiscal 2009 over fiscal 2008. We opened three new stores and closed one store in fiscal 2009. The new stores opened in fiscal 2009 added approximately $30.5 million to fiscal 2009 sales. In addition, we estimate that a store opened during fiscal 2008 added approximately $8.2 million to fiscal 2009 sales for the weeks it was not opened in fiscal 2008. While the newly opened stores increased sales in fiscal 2009, we estimate that these stores drew approximately $15.9 million of their sales from existing stores. The store closed in fiscal 2009 reduced sales by approximately $12.2 million.

Gross Profit

The increase in our gross profit margin in fiscal 2010 over fiscal 2009 is primarily due to our suspension in November 2009 of a special produce discounting program which we started in June 2009 and continued until November 2009. Also, during the fourth quarter of fiscal 2010, we consciously focused our promotion dollars to specific product categories.

The decrease in gross margin in fiscal 2009 compared to fiscal 2008 is the result of increased competitive pricing pressures in our marketing area and the result of our efforts, in the current economic environment, to keep prices low in order to retain customers.

Operating Expenses and Income (in thousands)

	Fiscal Year Ended			Change
	Sept. 28, 2008	Sept. 27, 2009	Sept. 26, 2010	2009 to 2008		2010 to 2009
				Dollar	%	Dollar	%
Operating Expenses:
Selling, general and administrative expenses	$829,697	$827,192	$819,698	$(2,505)	(0.30)%	$(7,494)	(0.91)%
as a % of sales	22.17%	21.97%	22.73%

Gain on sale of assets	—	—	$(9,396)	—	—	$(9,396)	—
as a % of sales	—	—	(0.26)%

Depreciation and amortization	$52,987	$53,536	$50,822	$549	1.04%	$(2,714)	(5.07)%
as a % of sales	1.42%	1.42%	1.41%

Operating profit	$115,496	$121,308	$108,824	$5,812	5.03%	$(12,484)	(10.29)%
as a % of sales	3.09%	3.22%	3.02%

Selling, General and Administrative Expenses

The increase in selling, general and administrative expenses, as a percentage of sales, is attributed primarily to increases, as a percentage of sales, in payroll related costs and to a settlement of an employment related lawsuit for Dairies. Payroll related expenses, as a percentage of sales, increased 0.72% and was primarily comprised of increases of 0.39%, as a percentage of sales, in union insurance benefits and an increase in workers compensation expense, as a percentage of sales, of 0.14% of sales. Union insurance increased approximately $11.6 million over fiscal 2009 primarily as a result of higher insurance rates under our UFCW contracts. Workers’ compensation expense increased approximately $4.2 million over fiscal 2009 due to increases in our self insurance reserves. In fiscal 2010, we settled a lawsuit related to a class action employment claim. See “Business—Legal Proceedings” for further discussion of the claim.

The decrease in selling, general and administrative expenses, as a percentage of sales, in fiscal 2009 versus fiscal 2008 is attributed to several factors. We reduced, as a percentage of sales, professional and legal expenses by 0.10% primarily from the reduction in information technology consultants and reduction in the amount of work needed for financial reporting compliance. We reduced the cost and amount of our print advertising which reduced our advertising expense, as a percentage of sales, by 0.05%. In fiscal 2008, we incurred costs associated with the relocation of our distribution operations to our Distribution Center that were not present in fiscal 2009 and represented a savings compared to fiscal 2008 of 0.07%, as a percentage of sales.

The amount of salaries, wages and administrative costs associated with the purchase of our products included in selling, general and administrative expenses was $1.2 million in each of the fiscal years 2010, 2009 and 2008.

Gain on Sale of Assets

The pretax gain from the dairy transaction was approximately $9.4 million.

Depreciation and Amortization

Depreciation expense was $50.8 million, $53.5 million and $53.0 million in fiscal 2010, 2009 and 2008, respectively. The reduction in depreciation in fiscal 2010 is primarily due to the dairy transaction. Included in cost of goods sold is depreciation expense related to our warehousing and distribution activities of $11.3 million,

$14.6 million and $14.0 million in fiscal years 2010, 2009 and 2008, respectively. Our fiscal 2009 and 2008 cost of goods sold included depreciation from our dairy operations.

Interest Income

Interest income was $0.4 million, $0.5 million and $5.7 million in fiscal years 2010, 2009 and 2008, respectively. Interest income has decreased year-over-year as the interest rate realized on our short-term investments has decreased.

Interest Expense

Interest expense amounted to $68.5 million, $68.3 million and $57.5 million for the 2010, 2009 and 2008 fiscal years, respectively. Interest capitalized during construction projects, which reduces interest expense, was $0.5 million and $11.3 million in fiscal years 2009 and 2008, respectively. We had no capitalized interest in fiscal 2010 as we didn’t have any new store construction. The change in capitalized interest in fiscal 2009 over fiscal 2008 is primarily attributed to the timing of construction of our corporate offices and Distribution Center.

Income Before Income Taxes

Income before income taxes amounted to $41.2 million, $54.3 million and $66.6 million in fiscal 2010, 2009 and 2008, respectively.

Income Taxes

Income taxes amounted to $16.6 million, $19.5 million and $26.0 million in fiscal 2010, 2009 and 2008, respectively. Our effective tax rate was 40.3%, 35.9% and 39.0% for fiscal years 2010, 2009 and 2008, respectively. The reduced effective tax rate in fiscal 2009 compared to fiscal 2010 and fiscal 2008 was due primarily to a previously unrecognized tax benefit associated with Dairies being able to be taken in fiscal 2009 that was not present in fiscal 2010 and 2008.

Net Income

Net income for fiscal 2010 amounted to $24.6 million, compared to $34.8 million in fiscal 2009 and $40.6 million in fiscal 2008.

Liquidity and Capital Resources

We historically fund our daily cash flow requirements through funds provided by operations. We have the ability to borrow under our Revolving Credit Facility which consists of a revolving loan facility for working capital and letters of credit of $100 million. The letter of credit facility is maintained pursuant to our workers’ compensation and general liability self-insurance requirements.

As of June 26, 2011, we had approximately $49.7 million of outstanding letters of credit and we had approximately $50.3 million available under the Revolving Credit Facility.

The following table sets forth our contractual cash obligations and commercial commitments as of June 26, 2011.

	Contractual Cash Obligations
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in thousands)
Term Loan due November 2014(1)
Principal	$143,188	$7,250	$23,563	$112,375	$—
Interest	15,304	4,620	8,314	2,370	—

	158,492	11,870	31,877	114,745	—
7.75% Senior Notes due April 2015
Principal	285,000	—	—	285,000	—
Interest	88,351	22,088	44,175	22,088	—

	373,351	22,088	44,175	307,088	—
7.375% Senior Notes due November 2018
Principal	255,000	—	—	—	255,000
Interest	141,048	18,806	37,613	37,613	47,016

	396,048	18,806	37,613	37,613	302,016
Capital lease obligations(2)
Principal	2,620	1,344	1,276	—	—
Interest	566	347	219	—	—

	3,186	1,691	1,495	—	—
Operating leases(2)	347,271	38,465	66,648	52,420	189,738

Total contractual cash obligations	$1,278,348	$92,920	$181,808	$511,866	$491,754

	Other Commercial Commitments
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in thousands)
Standby letters of credit(3)	$49,737	$49,737	$—	$—	$—

Total other commercial commitments	$49,737	$49,737	$—	$—	$—

(1)	As of June 26, 2011, interest on our Term Loan is based on the Eurodollar Rate plus 2.500% and consisted of a ninety day rate of 2.807% on approximately $3.6 million and a twelve month rate of 3.287% on approximately $139.6 million. For purposes of contractual cash obligations shown here, we have assumed the 90 day and twelve month interest rates as of June 26, 2011 for the respective assumed short-term and long-term portions of our Term Loan.
(2)	We lease the majority of our retail stores. We have subleased our former headquarters building and certain former distribution facilities located in Colton, California under an initial 15 year term for an amount equal to our lease payment. For purposes of contractual cash obligations shown here, minimum lease payments on this lease are shown without sub-lease offsets. Certain of our operating leases provide for minimum annual payments that change over the primary term of the lease. For purposes of contractual cash obligations shown here, contractual step increases or decreases are shown in the period they are due. Certain leases provide for additional rents based on sales. Primary lease terms range from 3 to 55 years and substantially all leases provide for renewal options.
(3)	Standby letters of credit are committed as security for workers’ compensation obligations. Outstanding letters of credit expire between September 2011 and February 2012.

Working capital amounted to $219.4 million at June 26, 2011 and $206.1 million at September 27, 2010, and our current ratios were 1.77:1 and 1.49:1, respectively. Fluctuations in working capital and current ratios are not unusual in our industry.

Net cash provided by operating activities for the thirty-nine week periods ended June 26, 2011 and June 27, 2010 was $33.2 million and $23.6 million, respectively. Significant changes in cash from operating activities were non-cash depreciation and amortization and increases in long-term reserves for self insurance offset by increases in inventories.

In fiscal 2011, we had cash used in financing activities of $151.1 million which resulted primarily from the early retirement of all of our $525.0 million 8.125% Senior Notes offset by new debt issuances of $400.0 million that was comprised of $255.0 million of the Notes and the $145.0 million Term Loan due 2014.

As of June 26, 2011, we had the ability and right under our Credit Facility to pay a restricted payment, including dividends, of up to $32.1 million.

We believe that operating cash flows and current cash reserves will be sufficient to meet our currently identified operating needs and scheduled capital expenditures. However, we may elect to fund some capital expenditures through capital leases, operating leases or debt financing. There can be no assurance that such debt and lease financing will be available to us in the future.

Credit Facility

For a discussion of the Credit Facility, see “Description of Other Indebtedness.”

Labor Relations

Our collective bargaining agreements with the UFCW were renewed in March 2007 and extended through March 2011. We are currently operating under a contract extension with the UFCW. We are in negotiations with the UFCW to renew the bargaining agreements. We believe our negotiations with the UFCW will be successful. Our collective bargaining agreement with the Teamsters was renewed in October 2010 and expires in September 2015. We believe we have good relations with our employees.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than stand-by letters of credit, as discussed under the caption “Liquidity and Capital Resources” above and operating leases as disclosed in Note 5 in the notes to audited consolidated financial statements contained herein, that would have or are reasonably likely to have material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosure About Market Risk

We are subject to interest rate risk on our fixed interest rate debt obligations. Our fixed rate debt obligations are comprised of our Term Loan, our 2015 Notes, the Notes and capital lease obligations. In general, the fair value of fixed rate debt will increase as the market rate of interest decreases and will decrease as the market rate of interest increases. While interest rate changes will impact the market value risk of our bonds, such changes in the market value of our bonds do not affect our earnings or cash flows. Our earnings and our cash flows may be affected to the extent the interest rate on our Term Loan changes at each interest rate renewal period. We have not engaged in any interest rate swap agreements, derivative financial instruments or other type of financial transactions to manage interest rate risk.

BUSINESS

Stater Bros. was incorporated in Delaware in 1989 and has, through Markets and its predecessor companies, operated supermarkets in Southern California since 1936 when the first Stater Bros. Market opened in Yucaipa, California. The total square footage of our supermarkets is approximately 5.8 million square feet including approximately 4.1 million square feet of selling area. We have constructed most of our supermarkets through Development and it acts as general contractor for all new store construction and store remodels. We have grown our business through construction of new stores and through a strategic acquisition.

We utilize a centralized Distribution Center that provides our supermarkets with approximately 78% of the volume of the merchandise we offer for sale. Our Distribution Center, located on the former Norton Air Force base in San Bernardino, California, encompasses approximately 2.4 million square feet and includes our corporate offices.

Ownership of the Company

La Cadena, a California general partnership whose sole voting partner is the Jack H. Brown Revocable Trust, holds all of our issued and outstanding capital stock. Mr. Jack H. Brown, the Chairman of the Board, President and Chief Executive Officer of Stater Bros., is the Managing General Partner of La Cadena with the power to vote the shares of our capital stock held by La Cadena on all matters, including with respect to the election of our Board of Directors, and any other matters requiring shareholder approval.

Store Profile and Locations

Our supermarkets have well-established locations with fixed rent payments in most locations. In addition, we believe our existing supermarkets are well maintained and generally require capital expenditures only for customary maintenance. An average supermarket is approximately 34,000 square feet, while newly constructed supermarkets range from approximately 40,000 square feet to 46,000 square feet. Because of the close proximity of our Distribution Center to our store locations, we operate our supermarkets with minimal back-room storage space. Our supermarkets utilize an average of approximately 71% of total square feet as retail selling space. Generally, all of our supermarkets are similarly designed and stocked which allows our customers to easily find items in any of our supermarkets.

Substantially all of our 167 supermarkets are located in neighborhood shopping centers in well-populated residential areas. We endeavor to locate our supermarkets in growing areas that will be convenient to potential customers and will accommodate future supermarket expansion.

We operated 167 supermarkets at both September 26, 2010 and September 27, 2009 and 165 supermarkets at September 28, 2008.

Our supermarkets had approximately 5.8 million total square feet at September 26, 2010 and September 27, 2009 and approximately 5.6 million total square feet at September 28, 2008.

Store Expansion and Remodeling

Our marketing area comprises the Southern California counties of San Bernardino, Riverside, Orange, Los Angeles, San Diego and Kern. We expand our customer base through construction of new stores and by improving, remodeling and expanding existing stores. We intend to continue to expand our existing supermarket operations by enlarging and remodeling existing supermarkets and constructing new supermarkets. We may also make strategic acquisitions of existing supermarkets, if such opportunities arise.

We actively pursue the acquisition of sites for new supermarkets. In an effort to determine sales potential, we carefully research and analyze new supermarket sites for population shifts, zoning changes, traffic patterns, nearby new construction and competitive locations. We work with developers to attain our criteria for potential supermarket sites and to insure adequate parking and a complementary co-tenant mix.

We monitor sales and profitability of our operations on a store-by-store basis and remodel or replace stores in light of their performance and our assessment of their future potential. Approximately 53% of our supermarkets have been either newly constructed or remodeled within the last five years. The capital expenditure for a minor remodel ranges between $250,000 and $1,000,000 and typically includes new fixtures and may include a change in decor. The capital expenditure for a major remodel exceeds $1,000,000 and typically involves more extensive refurbishment of the store’s interior and may include the addition of one or more specialty service departments such as a service deli, bakery or full-service seafood. Expansions entail enlargement of the store building and typically include breaking through an exterior wall. The primary objective of a remodel or expansion is to improve the attractiveness of the supermarket, increase sales of higher margin product categories and, where feasible, to increase selling area.

The following table sets forth certain statistical information with respect to our supermarket openings, closings and remodels for the periods indicated.

	Fiscal Years Ended
	Sept. 24, 2006	Sept. 30, 2007	Sept. 28, 2008	Sept. 27, 2009	Sept. 26, 2010
Number of supermarkets:
Opened	3	3	1	3	—
Closed	(2)	(1)	—	(1)	—
Total at end of year	162	164	165	167	167
Minor remodel	34	6	3	3	2
Major remodel	14	12	10	9	4

We continually review plans for major and minor remodels, expansions and new construction to take advantage of market opportunities. We finance our new store construction primarily from cash provided by operating activities and we may also use short-term borrowings under our credit facilities. Long-term financing of new stores generally will be obtained through either sale and leaseback transactions or secured long-term financings. However, no assurances can be made as to the availability of such financings.

Corporate Offices and Distribution Center

Our corporate office and Distribution Center encompass approximately 2.4 million square feet. Based on sales volume, approximately 78% of the products offered for sale in our supermarkets are received through our Distribution Center.

On average, our stores are located 41 miles from our Distribution Center. Most of our supermarkets can be reached without using the most congested portions of the Southern California freeway system.

Our transportation fleet consists of modern well-maintained vehicles. As of September 26, 2010, we operated approximately 124 tractors, 27 of which we owned and 97 we leased. We operated 494 trailers all of which we owned.

Purchasing and Marketing

To provide our customers with the best overall supermarket value in our primary marketing areas, we use an “Aggressive Everyday Low Price” format. We supplement our everyday low price structure with chain-wide temporary price reductions on selected food and non-food merchandise. The geographic location of our supermarkets allows us to reach our target consumers through a variety of media and we aggressively advertise our everyday low prices through local and regional newspapers, direct mail and printed circulars as well as extensive advertisements on radio and television.

A key component of our business strategy is to provide our customers with a variety of quality brand-name merchandise as well as alternative selections of high-quality private label merchandise. To meet the needs of customers, our supermarkets are stocked with approximately 40,000 items. We place particular emphasis on the freshness and quality of our meat and produce merchandise and maintain high standards for these perishables by distributing the merchandise through our Distribution Center.

Retail Operations

Our supermarkets are well maintained, have adequate off-street parking and open between 6:00 a.m. and 7:00 a.m. and close between 10:00 p.m. and 12:00 a.m., seven days a week. We are closed on Christmas Day and have limited hours on Thanksgiving Day. Because we operate our supermarkets under similar formats, we believe we are able to achieve certain operating economies.

Store Management. Each of our supermarkets is managed by a store manager and an assistant manager, each of whom receives a base salary and may receive a bonus based on their individual supermarket’s overall performance and on meeting other established criteria. The store manager and assistant manager are supported by department and other store management who have the training and skills necessary to provide proper customer service, operate the store and manage personnel in each department. Each of our stores has individual department managers for grocery, meat, produce, and where applicable, bakery, service deli and full-service seafood. Departmental managers are hourly employees and may receive an annual bonus based on meeting established criteria. Store managers report to one of eight district managers, each of whom is responsible for an average of 21 supermarkets. District managers report to one of three Regional Vice Presidents.

Customer Service. We consider customer service and customer confidence to be critical to the success of our business strategy. Our strategy, to provide courteous and efficient customer service, is a focus of our Senior Management team and is implemented by employees at all levels of our Company. Each store is staffed with a customer service manager who coordinates all customer service issues in the store. We maintain an intensive checker training school to train prospective checkers and to provide a refresher program for existing checkers. All of our supermarkets have express checkout lanes and offer carry-out service.

Employees

We had approximately 16,300 employees as of September 26, 2010. Of which approximately 800 are management and administrative employees and 15,500 are hourly union employees. Substantially all of our hourly employees are members of either the UFCW or Teamsters labor unions and are represented by several different collective bargaining agreements.

The UFCW’s collective bargaining agreements were renewed in March 2007 and was scheduled to expire in March 2011. We are currently operating under a contract extension. Markets’ collective bargaining agreement with the Teamsters was renewed in October 2010 and expires in September 2015.

We value our employees and believe our relationships with them are good and that employee loyalty and enthusiasm are key elements of our operating performance.

Competition

We operate in a highly competitive industry characterized by narrow profit margins. Competitive factors include price, quality and variety of products, customer service, and store location and condition. We believe our competitive strengths include our specialty service departments, everyday low prices, breadth of product selection, high product quality, one-stop shopping convenience, attention to customer service, convenient store locations, a long history of community involvement and established long-term customer base in Southern California.

Given the wide assortment of products we offer, we compete with various types of retailers, including local, regional and national supermarket chains, convenience stores, retail drug stores, national general merchandisers and discount retailers, membership clubs and warehouse stores. Our primary traditional grocery format competitors include Vons, a division of Safeway, Albertsons, a division of SuperValu, Ralphs, a division of Kroger, and a number of independent supermarket operators. We, and our traditional format grocery competitors, also face competitive pressures from “big box” format retailers including Walmart, Target, Costco and Winco.

We expect our competition to continue to apply pricing and other competitive pressures as they strive to grow their market share in our market area and as they continue to take steps to both maintain and grow their customer counts. We believe that our everyday low prices, breadth of product offering, which includes approximately 40,000 items offered for sale in our stores, specialty service departments and long-term customer relationships will enable us to compete effectively in this increasingly competitive environment.

Financial Information about Segments

We have two operating segments: Markets and Super Rx. Markets and Super Rx provide retail grocery, general merchandise and pharmaceutical products to customers through our supermarkets. As Markets and Super Rx have similar customers, regulatory requirements and delivery methods to customers, we aggregate Markets and Super Rx into a single reportable segment and as such we do not provide separate segment reporting.

Government Regulation

We are subject to regulation by a variety of governmental authorities, including federal, state and local agencies that regulate trade practices, building standards, labor, health, safety and environmental matters. We are also subject to oversight by government agencies that regulate the distribution and sale of alcoholic beverages, pharmaceuticals, tobacco products, milk and other agricultural products and other food items.

Environmental

We incurred approximately $211,000 in environmental remediation costs over the past three years. Remediation costs were approximately $96,000 in fiscal 2008, $61,000 in fiscal 2009 and $54,000 in fiscal 2010. We believe that any such future remediation costs will not have a material adverse effect on our financial condition or our results of operations.

Properties

We own our corporate offices and Distribution Center. The following schedule presents the square footage by major classification within our corporate offices and Distribution Center as of September 26, 2010.

Classification	Square Feet
Grocery	1,078,000
Refrigerated	664,000
Distribution support	418,000
Bread	46,000
Administrative offices	176,000

Total	2,382,000

As of September 26, 2010, we owned 48 of our supermarkets and leased the remaining 119 supermarkets. We believe our supermarkets are well maintained and adequately meet the expectations of our customers. We operate 167 supermarkets in the Southern California counties of San Bernardino, Riverside, Orange, Los Angeles, San Diego and Kern. The following schedule reflects our store count by size and county, and the number of stores that were either leased or owned by us as of September 26, 2010.

				Total Square Feet
	No. of Stores			Under 25,000	25,000- 29,999	30,000- 34,999	35,000- 40,000	Over 40,000
County	Total	Owned	Leased
San Bernardino	52	13	39	5	16	5	14	12
Riverside	47	11	36	9	13	3	5	17
Orange	30	11	19	4	13	1	4	8
Los Angeles	25	8	17	3	7	1	3	11
San Diego	11	5	6	—	1	—	2	8
Kern	2	—	2	—	—	1	1	—

Total	167	48	119	21	50	11	29	56

The total square footage of our supermarkets is approximately 5.8 million square feet, of which approximately 4.1 million square feet is selling area.

Legal Proceedings

In the ordinary course of business, we are party to various legal actions which we believe are incidental to the operation of our business and the business of our subsidiaries. We record an appropriate provision when the occurrence of loss is probable and can be reasonably estimated. We believe that the outcome of such legal proceedings to which we are currently a party will not have a material adverse effect upon our results of operations or our consolidated financial condition.

In December 2008, an action by Dennis M. O’Connor, et al. was filed in the Los Angeles Superior Court against Santee Dairies, Inc., dba Heartland Farms (now SBM Dairies, Inc.) seeking individual and potential class action monetary damages for time spent by non-exempt hourly paid employees for changing into and out of sanitary uniforms. On September 23, 2010, following mediation the case was settled. The full settlement amount was recorded in our consolidated financial statements for our fiscal year ended September 26, 2010. During the third quarter of fiscal 2011, we paid the previously recorded settlement amount.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to the named executive officers and directors of Stater Bros., their ages and principal occupations for at least the past five years. Directors of Stater Bros. each serve for a term of one year, or until their successors are elected. The officers serve at the discretion of the Board of Directors of Stater Bros.

Name	Age	Position
Jack H. Brown	73	Chairman of the Board, President and Chief Executive Officer

Phillip J. Smith	64	Executive Vice President and Chief Financial Officer

James W. Lee	60	President and Chief Operating Officer of Markets

Dennis L. McIntyre	51	Executive Vice President of Marketing of Markets

George A. Frahm	58	Executive Vice President of Retail Operations and Administration of Markets

Bruce D. Varner	74	Director and Secretary

Thomas W. Field, Jr.	77	Vice Chairman of the Board of Directors

Ronald G. Skipper	70	Director

Background of Directors and Executive Officers

Jack H. Brown has been President and Chief Executive Officer of Stater Bros. or its predecessor companies since June 1981 and Chairman of the Board since 1989. From September 1978 to June 1981, Mr. Brown served as President of Pantry Food Markets, Inc. and American Community Stores Corporation, Inc., both wholly-owned subsidiaries of Cullum Companies, Inc., a publicly held corporation. From 1972 to 1978, Mr. Brown served as Corporate Vice President of Marsh Supermarkets, Inc., a publicly held corporation. Mr. Brown has been employed in various capacities in the supermarket industry for 57 years. Mr. Brown’s Trust is the sole owner of La Cadena.

Phillip J. Smith was promoted to Executive Vice President and Chief Financial Officer in February 2006. He was Senior Vice President and Chief Financial Officer from November 2000 to February 2006 and was Vice President and Controller of Markets from April 1998 until November 2000. Mr. Smith joined Markets in 1987 as Controller. Mr. Smith has approximately 35 years experience in the supermarket industry. Prior to joining Markets, Mr. Smith was employed by Market Basket Foodstores as Vice President and Chief Financial Officer from 1985 to 1987. From 1975 until 1985, Mr. Smith was employed by various divisions of Cullum Companies, Inc., a publicly held corporation, in various financial capacities.

James W. Lee joined Markets in August 2002 as Group Senior Vice President of Retail Operations and was promoted to Executive Vice President of Retail Operations and Administration in January 2006. Mr. Lee was promoted to President and Chief Operating Officer of Markets effective September 30, 2006. Mr. Lee has over 36 years experience in the supermarket industry. Prior to joining Markets, Mr. Lee was employed with Wild Oats Markets, Inc. between 1997 and 2001 as Chief Operating Officer. Mr. Lee was employed in various operating capacities, including Vice President, Retail, with Ralphs Grocery Company, a division of Kroger Co., from 1972 until 1996.

Dennis L. McIntyre has been Executive Vice President of Marketing of Markets since December 2007. Mr. McIntyre has served Markets for 33 years in various capacities including Courtesy Clerk, Assistant Manager, Buyer, Assistant Vice President of Marketing from 1994 until 1999, Vice President of Marketing from 1999 to 2000, Senior Vice President of Marketing from 2000 to 2002 and Group Senior Vice President of Marketing of Markets from 2002 to 2007.

George A. Frahm has been Executive Vice President of Retail Operations and Administration of Markets since December 2007. Mr. Frahm has served Markets for 34 years in various capacities including Courtesy Clerk and progressed through a range of retail store and district supervision positions. Mr. Frahm was Vice President of Labor Relations from 1996 until 2001, Senior Vice President of Administration from 2001 to March 2006, Group Senior Vice President of Administration from March 2006 to September 2006 and Group Senior Vice President of Retail Operations and Administration of Markets from 2006 to 2007.

Bruce D. Varner has been a Director of Markets since September 1985 and a Director of Stater Bros. since May 1989. Since February 1997, Mr. Varner has been a partner in the law firm of Varner & Brandt LLP. From 1967 to February 1997, Mr. Varner was a partner in the law firm of Gresham, Varner, Savage, Nolan & Tilden. Mr. Varner specializes in business and corporate matters. Mr. Varner and the law firm of Varner & Brandt LLP have performed legal services in the past for us and we expect such services to continue in the future.

Thomas W. Field, Jr. has been Vice Chairman of the Board of Directors of Stater Bros. since May 1998 and a Director of Stater Bros. since 1994. Mr. Field has been President of Field and Associates since 1989. From 1988 to 1989, Mr. Field was Chairman of the Board, President and Chief Executive Officer of McKesson Corporation and was its President since 1984, and President and Chief Executive Officer from 1986 to 1988. Mr. Field was President of American Stores Company from 1981 to 1984 and was President of Alpha Beta Company from 1976 to 1984. Mr. Field was a Director of American Stores Company from 1979 to 1984. Mr. Field is a nationally recognized and highly regarded supermarket executive and he has served as a director of the Campbell Soup Company. Mr. Field has held various positions in the Supermarket Industry for over 50 years.

Ronald G. Skipper has been a Director of Stater Bros. since April 2007. Mr. Skipper is an attorney and has practiced law for over 42 years in San Bernardino, California where he has resided for over 57 years. Mr. Skipper specializes in litigation matters. Mr. Skipper serves as a Director for Pacific Premier Bank and has been its Chairman of the Board for the past twelve years.

Board of Directors

The Board had two standing committees during fiscal 2010.

The Audit Committee recommends the appointment or removal of Stater Bros.’ independent auditors, reviews the scope and results of the independent audit of Stater Bros., reviews audit fees and reviews changes in accounting policies that have a significant effect on Stater Bros.’ financial statements. The Audit Committee members are Mr. Field, Mr. Varner and Mr. Skipper. Mr. Field is the Chairperson of the Audit Committee and is the Audit Committee’s Financial Expert and is an independent member of the Board.

The Compensation Committee approves compensation and annual performance bonuses paid to the Chief Executive Officer and our Senior Management. The Compensation Committee members are Mr. Varner and Mr. Field. Mr. Varner is the Chairperson of the Compensation Committee.

Code of Ethics

We have adopted a Financial Code of Ethics which has been signed by the CEO, CFO, Controllers and other key personnel. A copy of the Code of Ethics was provided as an exhibit to our fiscal 2004 Report on Form 10-K.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of the Board of Directors has the primary responsibility for establishing the compensation paid to our executive officers, including the named executive officers identified in the Summary Compensation table below. This includes base salary, bonus awards, employment agreements, deferred compensation and all other compensation. The Compensation Committee is comprised of Thomas W. Field, Jr., and Bruce D. Varner.

The primary objective of our executive compensation program is to attract, motivate and retain executive officers of outstanding ability. All of the named executive officers with the exception of Mr. Brown have been granted substantial units in our deferred compensation plan and thus have a direct interest in our long-term net profit growth. In light of this participation, there is less need to directly relate salaries and bonuses for the named executive officers to our long-term performance.

Neither management nor the Compensation Committee currently engages any consultant related to executive or director compensation matters. In setting compensation levels, the Compensation Committee considers the overall level of responsibility and performance of the individual executive, our financial performance and other achievements during the most recently completed fiscal year, overall economic conditions, competitive operating conditions and recommendations by the Chief Executive Officer. The Compensation Committee subjectively utilizes the above factors in setting compensation for the named executive officers.

Our executive compensation for the named executive officers includes the following components: base salary, annual bonus plan, deferred compensation awards, retirement benefits, employment agreements and other benefits.

Salary

Named executive officers are paid a base salary with annual increases at the discretion of the Compensation Committee and the approval of our Board of Directors. In addition to the items outlined above and our financial performance, individual factors are also considered in setting base salaries, including the executive’s experience, achievements, leadership and value to us. There were no raises given to the named executive officers in fiscal 2010.

Bonus

Our executive compensation program includes an annual non-equity incentive cash bonus designed to reward the named executive officers for individual performance and for our overall success. These amounts are recommended subjectively by the Compensation Committee based on the criteria outlined above. The bonuses recommended by the Compensation Committee and approved by the Board of Directors in fiscal 2008 were based on our improved levels of net income and sales. Although the annual bonus award is not targeted as a percentage of the named executive officer’s base salary, the bonus awards in fiscal 2008 ranged from 19% to 92% of base salary. There will be no annual bonuses paid to the named executive officers for fiscal 2009 and 2010.

Deferred Compensation

We maintain a deferred compensation plan to provide additional retention incentives to certain employees of Markets whose performance is considered especially critical to our business. Units in the deferred compensation plan may be granted to a new class of employees, to promoted employees or as additional incentive to existing plan participants. All units have a stated value of $20, and appreciate as described below. Newly granted units vest over 5 years. With the exception of Mr. Brown, all of the named executive officers have been granted units in the deferred compensation plan. Units of the deferred compensation plan can only be redeemed when a participant reaches normal retirement age, becomes permanently totally disabled or by the participant’s beneficiary upon the death of the recipient. Subject to vesting provisions of the plan, units are paid in cash either (i) in a lump sum upon a change in control of Stater Bros.; or (ii) if sooner, in either a lump sum or installments (with interest) over a five-year period (as we may determine) following termination of the participant’s employment by reason of retirement, permanent total disability or death. The deferred compensation plan allows for a one-time payment of up to 50% of the stated value of the unit for units that are fully vested. In the event of a change in control, units of the deferred compensation plan will become fully vested and can be redeemed. During the participant’s employment the value of the units increase or decrease in accordance with our net profits. Units for fully vested participants who separate from the Company prior to normal retirement age appreciate at the 12-month Treasury Average rate and can be redeemed when the participant reaches normal retirement age. If a participant voluntarily terminates his or her employment, or is terminated for cause, any awards not fully vested under the plan will be forfeited and no payment will be made. During fiscal 2010, the units in this plan appreciated by 40% of stated value. The units for the above named executives increased by a total of $1.5 million.

Retirement Benefits

We maintain a defined benefit and a defined contribution plan for our non-union employees. The named executive officers participate in both of these plans. Additional details regarding pension plan benefits can be found in the Pension Plan Table and the accompanying narrative description that follows this discussion and analysis.

Other Benefits

Our group health, dental, vision and life insurance plans are available to non-union eligible full-time and part-time employees. These plans do not discriminate in favor of the named executive officers. Non-employee Directors of our Board of Directors do not participate in these plans.

Employment and Severance Agreements

In June of 2000, Markets entered into Employment Agreements (“Agreements”) with Messrs. Brown, Smith, McIntyre and Frahm. In August of 2002, a similar agreement was entered into with Mr. Lee. Under each of the Agreements, the employee is employed to serve as an officer of Markets and with certain exceptions the Agreements prohibit the employee from employment in any other business except for a parent or subsidiary of Markets. Mr. Brown’s Agreement has an original term of five (5) years which is automatically renewed on July 1 of each year for a five (5) year term. Mr. Smith’s, Mr. McIntyre’s, Mr. Lee’s and Mr. Frahm’s Agreements have an original term of three (3) years, which is automatically renewed for an additional term of three (3) years unless sooner terminated. Each Agreement provides for annual base compensation at the employee’s current level with annual increases plus employee benefits and incentive bonus calculated in accordance with a formula based on Market’s earnings. Each of the Agreements may be terminated by Markets with cause and by either party without cause upon ninety (90) days written notice with the exception of Mr. Brown’s. Mr. Brown’s agreement requires 180 days written notice. If the employment is terminated without cause, the employee’s compensation continues through the expiration of the term of the Agreement then in effect, except in the event of termination by Mr. Brown or by the Board of Directors with the consent of Mr. Brown. If the named executive officer is terminated as a result of a change of control, he is entitled to receive all salary, bonuses and benefits provided under his Agreement for the original term.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed the analysis with management. Based on its review and discussions with management, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our annual report on Form 10-K. The report is provided by Thomas W. Field, Jr. and Bruce D. Varner, who comprise the committee.

Summary Compensation Table

Name & Principal Position	Year	Salary	Bonus(1)	Change in Pension Value and Non-qual. Def. Comp Earnings(2)	All Other Compensation(3)	Total
Jack H. Brown	2010	$1,901,527	$—	$109,987	$52,000	$2,054,514
Chairman, President and	2009	$1,901,365	$—	$227,755	$51,500	$2,180,620
Chief Executive Officer	2008	$1,847,233	$1,700,000	$(108,506)	$51,000	$3,489,727

Phillip J. Smith	2010	$356,848	$—	$803,950	$—	$1,160,798
Executive Vice President and	2009	$356,715	$—	$1,187,697	$—	$1,544,412
Chief Financial Officer	2008	$346,160	$100,000	$977,318	$—	$1,423,478

James W. Lee	2010	$406,178	$—	$539,962	$—	$946,140
President and Chief Operating	2009	$406,301	$—	$766,141	$—	$1,172,442
Officer of Markets	2008	$400,169	$100,000	$672,738	$—	$1,172,907

Dennis L. McIntyre	2010	$358,172	$—	$429,100	$—	$787,272
Executive Vice President of	2009	$358,730	$—	$641,236	$—	$999,966
Marketing of Markets	2008	$347,529	$85,000	$480,960	$—	$913,489

George A. Frahm	2010	$302,568	$—	$375,318	$—	$677,886
Executive Vice President of Retail	2009	$302,581	$—	$565,773	$—	$868,354
Operations and Administration of Markets	2008	$292,283	$55,000	$384,169	$—	$731,452

(1)	There will be no annual bonuses paid to the named executive officers for fiscal 2010.
(2)	The amount shown represents the change in pension value and change in nonqualified deferred compensation during fiscal 2010, fiscal 2009 and fiscal year 2008, respectively.
(3)	The value of perquisites and other benefits is only included here if the aggregate amount of such compensation for a named executive officer is greater than $10,000. Mr. Brown is a Director of Stater Bros. and amount shown is the Director fees paid during fiscal 2010 of $52,000, fiscal 2009 of $51,500 and fiscal year 2008 of $51,000.

Pension Benefits at September 26, 2010

Name	Plan Name	Number of Years of Credited Service	Present Value of Accum Benefit	Payments During Last Fiscal Year
Jack H. Brown Chairman, President and Chief Executive Officer	Pension Plan for Salaried Employees	29	$1,596,200	$—

Phillip J. Smith Executive Vice President and Chief Financial Officer	Pension Plan for Salaried Employees	24	$718,991	$—

James W. Lee President and Chief Operating Officer of Markets	Pension Plan for Salaried Employees	8	$246,763	$—

Dennis L. McIntyre Executive Vice President of Marketing of Markets	Pension Plan for Salaried Employees	33	$311,172	$—

George A. Frahm Executive Vice President of Retail Operations and Administration of Markets	Pension Plan for Salaried Employees	34	$473,178	$—

Nonqualified Deferred Compensation for FY2010

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY(1)	Aggregate Earnings in Last FY	Aggregate Withdrawals /Distributions(2)	Aggregate Balance at Last FYE(3)
Jack H. Brown	$—	$—	$—	$—	$—
Chairman, President and Chief Executive Officer

Phillip J. Smith	$—	$691,894	$—	$300,000	$5,939,263
Executive Vice President and Chief Financial Officer

James W. Lee	$—	$477,353	$—	$250,000	$4,317,236
President and Chief Operating Officer of Markets

Dennis L. McIntyre	$—	$361,083	$—	$250,000	$3,714,947
Executive Vice President of Marketing of Markets

George A. Frahm	$—	$286,812	$—	$150,000	$2,617,161
Executive Vice President of Retail Operations and Administration of Markets

(1)	These amounts represent the Company’s contribution in fiscal year 2010 to the named executive officer’s deferred compensation. This includes 20% vesting for units awarded prior to fiscal year 2010 to Mr. Lee, Mr. Smith, Mr. McIntyre and Mr. Frahm and appreciation of 40.1% for all units.
(2)	These amounts represent the one-time withdrawals of half the stated value of some of the vested units in the deferred compensation plan. The stated value of each unit is $20.
(3)	The aggregate balance represents each named executive officer’s deferred compensation balance as of September 26, 2010. This balance represents the vested portion of all units plus appreciation, less any withdrawals.

Potential Payments Upon Termination or Change of Control

The tables below reflect the amount of compensation that would be paid to each of the named executive officers in the event of termination of such executive’s employment under different circumstances. The amounts shown assume that such termination was effective as of the last day of the last completed fiscal year, and thus includes amounts earned through such time and are estimates of the amounts that would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation.

	TERMINATION	CHANGE IN CONTROL
Name & Principal Position	Severance Pay(1)	Salary & Bonus(2)	Deferred Compensation(3)	Health & Welfare(4)	Total
Jack H. Brown	$438,814	$10,887,936	$—	$74,276	$10,962,212
Chairman, President and Chief Executive Officer

Phillip J. Smith	$82,350	$1,181,167	$6,269,263	$28,368	$7,478,798
Executive Vice President and Chief Financial Officer

James W. Lee	$93,733	$1,344,449	$4,549,236	$28,368	$5,922,053
President and Chief Operating Officer of Markets

Dennis L. McIntyre	$82,655	$1,185,549	$3,894,947	$44,565	$5,125,061
Executive Vice President of Marketing of Markets

George A. Frahm	$69,823	$1,001,500	$2,759,161	$28,368	$3,789,029
Executive Vice President of Retail Operations and Administration of Markets

(1)	Termination of employment by Mr. Brown or by the Board of Directors with the consent of Mr. Brown entitles named executive officers to two weeks of severance pay for every year of service to Markets, up to a maximum of twelve weeks. Severance Pay outlined above represents 12 weeks of pay for Messrs. Brown, Smith, Lee, McIntyre and Frahm.
(2)	In accordance with each named executive officer’s employment and severance agreements, the salary and bonus payable with a change in control represents the sum of five times the base salary and five times the incentive bonus for Mr. Brown and the sum of three times the base salary and three times the incentive bonus for Messrs. Smith, Lee, McIntyre and Frahm with an estimated increase of 10% per year.
(3)	At a change in control, the named executive officer is entitled to the full vested value and appreciation of all deferred compensation, less any withdrawals. The amounts above reflect values as of September 26, 2010.
(4)	Represents continued group health benefits (medical, dental and vision) for the executives and current dependents for a period of up to 5 years for Mr. Brown and 3 years for Messrs. Smith, Lee, McIntyre and Frahm.

Stock Options and SARs

None

Pension Plan

Our Pension Plan for Salaried Employees (the “Pension Plan”) is a non-contributory, defined benefit plan which applies to all salaried employees who have completed one year of qualified service, including Directors who are employees. For each year of credited service, the annual pension to which an employee is entitled under the Pension Plan upon normal retirement at age 65 is an amount equal to three quarters of one percent of the employee’s compensation for each year up to the social security wage base, plus 2.15 percent of the employee’s compensation for each year in excess of the social security wage base. The named executive officers have the following years of credited service under the Pension Plan as of September 26, 2010: Jack H. Brown — 29 years, Phillip J. Smith — 24 years, James W. Lee — 8 years, Dennis L. McIntyre — 33 years and George A. Frahm — 34 years.

The amounts shown in the following table are estimated annual retirement benefits under the Pension Plan (assuming payments are made on the normal life annuity and not under any of the various survivor forms of benefits) based upon retirement at age 65, after various years of service at selected salary levels. Benefits under the Pension Plan do not become fully vested until the employee has five years of credited service with Markets. The Internal Revenue Code of 1986, as amended, places certain limitations on pension benefits that can be paid from a tax-qualified pension plan and trust, as well as the compensation that may be taken into account in determining such benefits. Such limitations are not reflected in the table below. The maximum annual benefit for 2010 retirees with ten or more years of service at retirement is $195,000. The maximum annual compensation that may be considered for 2010 retirees is $245,000.

Pension Plan Table

	Years of Service
Remuneration	15	20	25	30	35
$ 50,000	$5,625	$7,500	$9,375	$11,250	$13,125
75,000	10,328	13,770	17,213	20,655	24,098
100,000	18,390	24,520	30,650	36,780	42,910
125,000	26,453	35,270	44,088	52,905	61,723
150,000	34,515	46,020	57,525	69,030	80,535
175,000	42,578	56,770	70,963	85,155	99,348
200,000	50,640	67,520	84,400	101,280	118,160
225,000	58,703	78,270	97,838	117,405	136,973
245,000	65,153	86,870	108,588	130,305	152,023

Employment Agreements

Markets has employment agreements with Messrs. Brown, Lee, Smith, McIntyre and Frahm as described previously. In addition, Markets has entered into employment contracts with 30 additional key members of Management. Mr. Brown has the right to terminate any member of management.

Markets’ severance policies generally provide for two weeks of severance pay to full-time, non-bargaining unit employees for every year of service to Markets, up to a maximum of twelve weeks.

Deferred Compensation Plan

We maintain a deferred compensation plan to provide additional incentive compensation to certain employees of Markets whose performance is considered especially critical to our business. Under the plan, grants may be made by the Compensation Committee and Board of Directors to persons recommended by the Chairman of the Board or Chief Executive Officer. Mr. Brown is not eligible to receive awards. Awards under the plan are for units that have an assigned value. The value of the units awarded under the plan will increase or decrease in accordance with net profits of Stater Bros. Subject to vesting provisions of the plan, units are paid in cash either (i) in a lump sum upon a change in control of Stater Bros.; or (ii) if sooner, in either a lump sum or installments (with interest) over a five-year period (as we may determine) following termination of the participant’s employment by reason of retirement, permanent total disability or death. Awards under the plan vest after five years, except that upon a participant’s early retirement, permanent total disability or death, awards are considered partially vested at the rate of 20% for each year of employment following the grant. If a participant voluntarily terminates his or her employment, or is terminated for cause, any awards not fully vested under the plan will be forfeited and no payment will be made.

Payments pursuant to units awarded under the plan are based upon the value of a unit at the last fiscal month-end date prior to the date of retirement, permanent total disability or death, except that if such date occurs within two years of the grant the amount of payment, per unit, is limited to the appreciated value of the units during the period plus the amount vested to that date. Upon a change of control, the payment on all units is equal to the full value of the units. The deferred compensation plan allows a one-time payment of up to 50% of the stated value of the unit for units that are fully vested. The stated value of each unit is $20. The election for the one-time payment can be made, at the discretion of the plan beneficiary, annually each October if the election has not been previously made. As of September 27, 2009 and September 26, 2010, there were 899,600 and 889,600 units outstanding, respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 9, 2011, the number and percentage of outstanding shares of Class A Common Stock beneficially owned by (a) each person known by Stater Bros. to beneficially own more than 5% of such stock, (b) each Director of Stater Bros., (c) each of the named executive officers, and (d) all Directors and named executive officers of Stater Bros. as a group:

Name and Address of Beneficial Owner	Shares of Class A Common Stock Beneficially Owned	Percentage of Class A Common Stock Outstanding
La Cadena(1)	33,837	100%
Jack H. Brown(1)(2)	33,837	100%
Phillip J. Smith(2)	—	—
James W. Lee(2)	—	—
Dennis L. McIntyre(2)	—	—
George A. Frahm(2)	—	—
Thomas W. Field, Jr.(2)	—	—
Bruce D. Varner(2)	—	—
Ronald G. Skipper(2)	—	—
All Directors and executive officers as a group (8 persons)(1)	33,837	100%

(1)	The 33,837 outstanding shares of Stater Bros.’ Class A Common Stock are owned by La Cadena and may be deemed to be beneficially owned by the partners of La Cadena. The sole equity partner of La Cadena is The Jack H. Brown Revocable Trust. Mr. Brown’s Trust has the sole voting interest and Mr. Brown is the Managing General Partner of La Cadena with the power to vote the shares of Stater Bros. owned by La Cadena on all matters. The address of La Cadena is 3750 University Avenue, Suite 610, Riverside, California 92501.

(2)	The address of Messrs. Brown, Smith, Lee, McIntyre, Frahm, Field, Varner and Skipper is c/o Stater Bros. at 301 S. Tippecanoe Avenue, San Bernardino, California 92408.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Bruce D. Varner and the law firm of Varner & Brandt LLP, of which Mr. Varner is the Senior Partner, have performed legal services in the past for Stater Bros. and its subsidiaries. The total cost of such legal services incurred by us was $2.8 million, $1.8 million and $2.4 million in fiscal 2008, 2009 and 2010, respectively. In addition, Mr. Varner was paid Director fees of $54,000 in each of the fiscal years 2008, 2009 and 2010. We believe that the terms and costs of such legal services provided by Mr. Varner and the law firm of Varner & Brandt LLP were at least as fair to us as could have been obtained from unaffiliated law firms. We expect such services to continue in the future.

On each of September 25, 2008, November 17, 2009 and December 28, 2010, we paid a $5.0 million dividend to La Cadena.

The 33,837 outstanding shares of Stater Bros.’ Class A Common Stock are owned by La Cadena and may be deemed to be beneficially owned by the partner of La Cadena. The sole partner of La Cadena is The Jack H. Brown Revocable Trust. Mr. Brown’s Trust has the sole interest and Mr. Brown is the Managing General Partner of La Cadena with the power to vote the shares of Stater Bros. owned by La Cadena on all matters.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of important terms of our other material indebtedness:

Credit Facility

On November 29, 2010, the Company and Markets entered into a new $245.0 million senior secured credit facility with Bank of America, N.A., as administrative agent and a lender. Lenders under the Credit Facility consist of a consortium of banks. The Credit Facility consists of a four-year $145.0 million term loan and a $100.0 million revolving credit facility. The Credit Facility replaced the Company’s existing $100.0 million credit facility. The Credit Facility is secured by substantially all of the Company’s personal property excluding certain intangible assets consisting of trademarks and shares of capital stock. The Credit Facility is guaranteed by the Company, Development, Super Rx and Dairies.

The Term Loan bears interest at the Eurodollar Rate plus 2.50% or the Base Rate plus 1.50% (as defined in the Credit Facility) and the interest under the Term Loan is payable quarterly in arrears and includes mandatory quarterly principal payments of 5.0%, of the original outstanding balance, in each of the first two years of the agreement and 10.0%, of the original outstanding balance, in each of the years three and four of the agreement. The Term Loan also includes additional mandatory principal payments on the Term Loan based on a percentage of “excess cash flow” as defined in the Credit Facility. The Term Loan is due November 29, 2014 with any remaining outstanding principal amounts under the Term Loan due as of that date. The security held under the Credit Facility is held until the Term Loan is paid in full. The Company incurred approximately $2.0 million of debt issuance costs related to the Term Loan, which will be amortized to interest expense over the term of the Term Loan.

As of June 26, 2011, the interest rates on the Term Loan were based on the Eurodollar Rate plus 2.500% and consisted of a ninety day rate of approximately 2.807% on approximately $3.6 million of outstanding principal amount and a twelve month rate of approximately 3.287% on approximately $139.6 million of outstanding principal amount.

Subject to certain restrictions, the entire amount of the Revolving Credit Facility may be used for loans, letters of credit or a combination thereof. Borrowings under the Revolving Credit Facility are secured and will be used for working capital, certain capital expenditures and other general corporate purposes. Letters of credit issued under the Revolving Credit Facility are expected to be used for workers’ compensation insurance obligations and may be used for new store construction and certain other corporate purposes. The availability of the loans and letters of credit are subject to certain borrowing restrictions.

Loans under the Revolving Credit Facility bear interest at a rate based upon either (i) the “Base Rate” (defined as the higher of (a) the federal funds rate plus 0.50% and (b) the Bank of America “prime rate”), plus 1.50%, or (ii) the “Eurodollar Rate” (defined as the British Bankers Association LIBOR Rate adjusted for the maximum reserve requirement for Eurocurrency funding), plus 2.50%. For Eurodollar Rate loans, the Company will be entitled to select interest periods of one, two, three, six, nine or twelve months, subject to availability.

The Credit Facility requires the Company and Markets to meet certain financial tests, including minimum net worth and the maintenance of minimum earnings levels. The Credit Facility contains covenants which, among other things, limit the ability of the Company and its subsidiaries to (i) incur indebtedness, grant liens and guarantee obligations, (ii) enter into mergers, consolidations, liquidations and dissolutions, asset sales, investments, leases and transactions with affiliates, (iii) make restricted payments and (iv) make certain amendments to the indentures governing the Notes and the 2015 Notes. Markets and the Company’s other direct and indirect subsidiaries are not limited in their ability to transfer assets in the form of loans, advances or cash dividends to the Company. As of June 26, 2011, the Company and Markets were in compliance with all restrictive covenants under the Credit Facility.

The Company had no short-term borrowings outstanding under the Revolving Credit Facility as of June 26, 2011 and the Company did not incur any short-term borrowings under the Revolving Credit Facility during the thirty-nine weeks ended June 26, 2011.

2015 Notes

As of June 26, 2011, we had $285.0 million outstanding aggregate principal amount of the 2015 Notes that mature on April 15, 2015. The 2015 Notes are guaranteed by Markets, Development, Super Rx and Dairies. The 2015 Notes are redeemable, in whole or in part, at the redemption prices specified in the indenture for the 2015 Notes. The 2015 Notes and the guarantees thereof are senior unsecured obligations of our company and each of the guarantors and rank equally with current and future senior unsecured debt and senior to future subordinated debt of our company and such guarantors. The 2015 Notes and the guarantees thereof effectively rank junior to secured debt of our company and such guarantors to the extent of the value of the assets securing such debt. If a change of control event occurs, as defined in the indenture governing the 2015 Notes, each holder of 2015 Notes may require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101% of the principal amount of such notes, plus accrued interest.

The indenture governing the 2015 Notes, among other things, limits our ability to:

•	incur additional debt;

•	create liens or other encumbrances;

•	pay dividends or make other restricted payments;

•	make investments, loans or other guarantees;

•	enter into transactions with affiliates;

•	issue or sell capital stock of restricted subsidiaries;

•	sell or otherwise dispose of a portion of its assets; or

•	make acquisitions or merge or consolidate with another entity.

DESCRIPTION OF THE NOTES

In this description, the term “Stater Bros.,” refers only to Stater Bros. Holdings Inc. and not to any of its direct or indirect subsidiaries. Additionally, “Guarantors” refers to the subsidiaries of Stater Bros. that are guarantors of the Notes, which initially will be Stater Bros. Markets, Stater Bros. Development, Inc., Super Rx, Inc. and SBM Dairies, Inc. Definitions of certain other terms used in this description are found under the subheading “—Certain Definitions.”

The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except the exchange notes will not contain transfer restrictions and holders of exchange notes will no longer have any registration rights and we will not be obligated to pay Additional Interest as described in the registration rights agreement. We refer to exchange notes and outstanding notes (to the extent not exchanged for exchange notes) in this section as the “Notes.”

The exchange notes will be issued under an Indenture dated as of November 29, 2010, which is referred to as the “Indenture”, among Stater Bros., the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as “Trustee.” The outstanding notes were also issued under the Indenture. The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended, which is referred to as the “TIA,” and to all of the provisions of the Indenture, including the definitions of terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. A copy of the Indenture is included as an exhibit to the registration statement of which this prospectus is a part. Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture.

Brief Description of the Notes

The Notes

The Notes will:

•	be general unsecured obligations of Stater Bros.;

•	rank equally in right of payment with all existing and future senior unsecured Indebtedness of Stater Bros.;

•	rank senior in right of payment to any future subordinated Indebtedness of Stater Bros.;

•

rank effectively junior to (i) all Indebtedness and other liabilities (including trade payables) of Stater Bros.’ Subsidiaries (if any) that are Unrestricted Subsidiaries (and thus not Guarantors) or that are otherwise not Guarantors, (ii) all Indebtedness and other liabilities (including trade payables) of any Guarantor if such Guarantor’s Guarantee is subordinated or avoided by a court of competent jurisdiction, and (iii) all secured obligations to the extent of the value of the collateral securing such obligations, including secured capital leases, obligations under the Revolving Credit Facility and Term Loan Facility and other secured borrowings and other obligations, of Stater Bros. and its Restricted Subsidiaries; and

•	be unconditionally guaranteed by the Guarantors.

Although the Notes are titled “Senior,” Stater Bros. has not issued, and does not have any plans to issue, any Indebtedness to which the Notes would be senior.

The Notes will be issued in fully registered, book-entry form only, without coupons, in denominations of $2,000 and integral multiples of $1,000. Any Notes of a series that remain outstanding after the completion of the exchange offer, together with the exchange notes for that series issued in connection with the exchange offer, will be treated as a single class of securities for all purposes under the Indenture, including, without limitation, with respect to any waivers, amendments, redemptions, repurchases described under “Repurchase at the Option of Holders—Change of Control” and repurchases described under “Repurchase at the Option of Holders—Asset Sales,” each as discussed under their respective subheadings, below.

The Guarantees

The Notes will be guaranteed by the Guarantors, which will initially include all of Stater Bros.’ principal operating subsidiaries. The Guarantee of each Guarantor will:

•	be a general unsecured obligation of such Guarantor;

•	rank equally in right of payment with all existing and future senior unsecured Indebtedness of such Guarantor, including the guarantee by each such Guarantor of the Existing Notes;

•	rank senior in right of payment to all existing and future subordinated Indebtedness of such Guarantor; and

•

rank effectively junior to all secured obligations of such Guarantor to the extent of the value of the collateral securing such obligations, including any secured capital leases and other secured borrowings, if any, of the Guarantors.

•	As of June 26, 2011, there was:

•

$143.2 million of secured obligations and $49.7 million of outstanding letters of credit of Stater Bros. that would be effectively senior to the Notes to the extent of the value of the assets securing such obligations,

•

approximately $2.6 million of capital leases, which constitute secured obligations of the Guarantors, that would be effectively senior to the Guarantees to the extent of the value of the assets securing such obligations,

•

approximately $285.0 million of outstanding Indebtedness (represented by the Existing Notes) of Stater Bros. and its Subsidiaries ranking equally in right of payment with the Notes and the Guarantees, as the case may be, and

•	no outstanding Indebtedness of Stater Bros. and its Subsidiaries ranking junior in right of payment to the Notes and the Guarantees.

In addition, the Indenture permits Stater Bros. and the Guarantors to incur additional Indebtedness, including secured and unsecured Indebtedness that ranks equally in right of payment with the Notes. However, any secured Indebtedness, including any future Indebtedness incurred under the Revolving Credit Facility, will be effectively senior to the Notes or the Guarantees, as the case may be, to the extent of the value of the collateral securing such Indebtedness.

Principal, Maturity and Interest

Stater Bros. will issue up to $255.0 million aggregate principal amount of exchange notes in the exchange offer. Additional Notes may be issued in compliance with the covenant described below under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

The Notes will mature on November 15, 2018 at their principal amount, plus accrued and unpaid interest to such maturity date. Interest on the Notes will accrue at the rate of 7.375% per annum and will be payable semi-annually in arrears on November 15 and May 15, commencing on May 15, 2011. Stater Bros. will make each interest payment to the Holders of record of the Notes on the immediately preceding May 1 and November 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to Stater Bros., Stater Bros. will pay all principal, interest and premium and Additional Interest, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless Stater Bros. elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee or an affiliate thereof will initially act as Paying Agent and Registrar. Stater Bros. may change the Paying Agent or Registrar without prior notice to the Holders, and Stater Bros. or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and Stater Bros. may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. Stater Bros. is not required to transfer or exchange any Note selected for redemption. Also, Stater Bros. is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. The registered Holder of a Note will be treated as the owner of it for all purposes.

Guarantees

Each Guarantor will jointly and severally guarantee the obligations of Stater Bros. under the Notes. The obligations of each Guarantor under its Guarantee for each series of Notes will be limited as necessary to prevent such Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. See “Risk Factors—Fraudulent Conveyance Statutes allow Courts, Under Specific Circumstances, to Avoid Subsidiary Guarantees.” Each Guarantor that makes a payment or distribution under a Guarantee will be entitled to a pro rata contribution from each other Guarantor based on the net assets of each other Guarantor.

Each Guarantor may consolidate with or merge into or sell its assets to Stater Bros. or a Guarantor that is a Restricted Subsidiary, or with or to other Persons upon the terms and conditions set forth in the Indenture. A Guarantor may not sell or otherwise dispose of all or substantially all of its assets, or consolidate with or merge with or into another Person (whether or not such Guarantor is the surviving Person), unless certain conditions are met. See “—Certain Covenants—Merger, Consolidation or Sale of Assets.”

A Guarantee of a Guarantor will be deemed automatically discharged and released in accordance with the terms of the Indenture:

(1) in connection with any direct or indirect sale, conveyance or other disposition of all of the capital stock or all or substantially all of the assets of that Guarantor (including by way of merger or consolidation), if such sale or disposition is made in compliance with the applicable provisions of the Indenture (see “—Repurchase at the Option of Holders—Asset Sales”);

(2) if such Guarantor is dissolved or liquidated in accordance with the provisions of the Indenture;

(3) if Stater Bros. designates any such Guarantor as an Unrestricted Subsidiary in compliance with the terms of the Indenture; or

(4) in the event that any such Guarantor, other than Stater Bros. Markets, Stater Bros. Development, Inc. or Super Rx, Inc., has Total Assets of less than $10.0 million and Stater Bros. provides written notice to the Trustee requesting such release and an Officers’ Certificate certifying the amount of such Total Assets.

Optional Redemption

Except as set forth below, the Notes may not be redeemed prior to November 15, 2013. On or after November 15, 2013, Stater Bros. may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Year	Percentage
2013	105.531%
2014	103.688%
2015	101.844%
2016 and thereafter	100.000%

Notwithstanding the foregoing, (i) at any time prior to November 15, 2013, Stater Bros. may redeem up to 35% of the aggregate principal amount of the Notes outstanding at a redemption price equal to 107.375% of the principal amount thereof, together with accrued and unpaid interest to such redemption date, with the net cash proceeds of one or more sales of Capital Stock of Stater Bros., resulting, in each such sale, in net cash proceeds to Stater Bros. in excess of $25 million; provided, that:

•	at least 65% in aggregate principal amount of the originally issued Notes remain outstanding immediately after the occurrence of such redemption; and

•	the redemption must occur within 45 days of the date of the closing of such sale of Capital Stock.

In addition, at any time prior to November 15, 2013, upon not less than 30 nor more than 60 days’ notice mailed by first-class mail to each Holder’s registered address, the Company may redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to a Note at the applicable redemption date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess, if any, of (A) the present value as of such date of redemption of (1) the redemption price of such Note on November 15, 2013 (such redemption price being described under “Optional Redemption,” exclusive of any accrued interest) plus (2) all required interest payments due on such Note through November 15, 2013, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the then-outstanding principal amount of such Note.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to November 15, 2013; provided, however, that if the period from the redemption date to November 15, 2013 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to November 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Mandatory Redemption

Stater Bros. is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require Stater Bros. to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder’s Notes pursuant to an offer on the terms set forth in the Indenture (a “Change of Control Offer”). In the Change of Control Offer, Stater Bros. will offer a payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of purchase (the “Change of Control Payment”). Within thirty (30) days following any Change of Control, Stater Bros. will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice (the “Change of Control Payment Date”), which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. Stater Bros. will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Stater Bros. will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On the Change of Control Payment Date, Stater Bros. will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by Stater Bros.

The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, Stater Bros. will either (i) obtain, or cause each of its Restricted Subsidiaries to obtain, the requisite consents, if any, under any agreements governing its outstanding Indebtedness or outstanding Indebtedness of such Restricted Subsidiary to permit the repurchase of Notes required by such “Change in Control” covenant or (ii) if any of such requisite consents cannot be obtained, cause the applicable Restricted Subsidiary or Restricted Subsidiaries to repay the Indebtedness pursuant to which such consent is required. Any Change of Control will constitute an event of default under the New Revolving Credit Facility and New Term Loan Facility.

Stater Bros. will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require Stater Bros. to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that Stater Bros. repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Stater Bros. will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Stater Bros. and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Stater Bros. and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require Stater Bros. to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Stater Bros. and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Stater Bros. will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Stater Bros. (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) such fair market value is evidenced by (i) for any Asset Sale resulting in Net Proceeds less than or equal to $10.0 million, an Officers’ Certificate delivered to the Trustee or (ii) for any Asset Sale resulting in Net Proceeds in excess of $10.0 million, a resolution of Stater Bros.’ Board of Directors set forth in an Officers’ Certificate delivered to the Trustee; and

(3) at least 75% of the consideration therefor received by Stater Bros. or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following shall be deemed to be cash:

(a) any liabilities (as shown on Stater Bros.’ or such Restricted Subsidiary’s most recent balance sheet) of Stater Bros. or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Stater Bros. or such Restricted Subsidiary from further liability; and

(b) any securities, notes or other obligations received by Stater Bros. or any such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by Stater Bros. or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion);

provided, that any non-cash consideration that becomes Net Proceeds will thereafter be subject to the provisions of the next paragraph.

Within 12 months of the date of consummation (each such date, a “Consummation Date”) by Stater Bros. or any Restricted Subsidiary of any Asset Sale, which, taken individually or together with all such Asset Sales since the date of the Indenture, results in the receipt of Net Proceeds in excess of $25.0 million, such Net Proceeds and all Net Proceeds from all such Asset Sales, as applicable, consummated concurrently therewith or consummated thereafter will be applied by Stater Bros. or a Restricted Subsidiary to:

(a) investments in assets or businesses in the same line of business as Stater Bros. or such Restricted Subsidiary (including without limitation the payment of a dividend or other distribution on account of the Equity Interests of any Wholly-Owned Subsidiary of Stater Bros. to the Holder of its Equity Interests on a pro rata basis; provided, that the proceeds of such dividend or other distribution are used by such Holder for investments as contemplated in this clause (a));

(b) the permanent repayment of (and permanent reduction of commitments, if any, under) any (x) Indebtedness (1) that is secured by or incurred to construct such assets or (2) of a Restricted Subsidiary or (y) senior Indebtedness of Stater Bros. then outstanding (including, without limitation, Indebtedness under any Credit Facility, including the Revolving Credit Facility and the Term Loan Facility); or

(c) a combination of payment and investment permitted by the foregoing clauses (a) and (b);

provided, that, pending the final application of any such Net Proceeds, such Net Proceeds may be applied to the temporary reduction of revolving credit borrowings or other investment of such Net Proceeds in any manner that is not otherwise prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in clauses (a), (b), or (c) of the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, Stater Bros. will be required under the Indenture to make an offer to all Holders of Notes and all Holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds (an “Asset Sale Offer”). The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of such Notes or other Indebtedness plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Stater Bros. or its Restricted Subsidiaries may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes, and Stater Bros. or the applicable agent for such other pari passu Indebtedness shall select such other pari passu Indebtedness, to be purchased on a pro rata basis based on the principal amount of Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Stater Bros. will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, Stater Bros. will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

The agreements governing certain Indebtedness of Stater Bros. Markets limit the ability of Stater Bros. to purchase the Notes in the event of a Change of Control or an Asset Sale, and also provide that certain change of control or asset sale events with respect to Stater Bros. would constitute a default under these agreements. Any future credit agreements or other agreements relating to Indebtedness to which Stater Bros. Markets or other Subsidiaries of Stater Bros becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the ability of Stater Bros. to purchase the Notes is restricted, Stater Bros. Markets or the applicable other Subsidiary of Stater Bros. could seek the consent of its lenders to the purchase of Notes or could attempt to repay the Indebtedness that contains such restriction. If Stater Bros. Markets or the applicable other Subsidiary did not obtain such a consent or repay such borrowings, Stater Bros. might not be able to purchase the Notes. In such case, Stater Bros.’ failure to purchase tendered Notes would constitute an Event of Default under the Indenture. In addition, the exercise by the Holders of Notes of their right to require Stater Bros. to repurchase the Notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Stater Bros. Finally, Stater Bros.’ ability to pay cash to the Holders of Notes upon a repurchase may be limited by Stater Bros.’ then existing financial resources. See “Risk Factors—Stater Bros. May Be Unable to Raise the Funds Necessary to Finance a Change of Control Offer Required by the Indenture.”

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

•	if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

•	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes in a principal amount of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest and Additional Interest, if any, ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

Restricted Payments

Stater Bros. will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Stater Bros.’ or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any such payment in connection with any merger or consolidation involving Stater Bros. or any of its Restricted Subsidiaries) or to the direct or indirect Holders of Stater Bros.’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Stater Bros. or payable to Stater Bros. or a Restricted Subsidiary of Stater Bros.);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Stater Bros.) any Equity Interests of Stater Bros. or any direct or indirect parent or Affiliate (other than a Restricted Subsidiary) of Stater Bros.;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being, collectively, referred to as “Restricted Payments”);

unless such Restricted Payment occurs on or after June 28, 2010 (the “Baseline Date”) and, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof; and

(2) Stater Bros. would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Stater Bros. and its Restricted Subsidiaries after the Baseline Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), and (7) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Stater Bros. for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing on the Baseline Date to the end of Stater Bros.’ most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net cash proceeds received by Stater Bros. since the Baseline Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of Stater Bros. (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Stater Bros. that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of Stater Bros.); plus

(c) to the extent that any Restricted Investment that was made after the Baseline Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(d) an amount equal to the fair market value of the Equity Interests of each Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary pursuant to the terms of the Indenture; provided, that such amount shall not in any case exceed the amount of Restricted Investments previously made by Stater Bros. or any Restricted Subsidiary in such Person; plus

(e) $60.0 million.

The preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) if no Default or Event of Default shall have occurred and be continuing or would be caused thereby, the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Stater Bros. or of any Equity Interests of Stater Bros. in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Stater Bros.) of, Equity Interests of Stater Bros. (other than Disqualified Stock); provided, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3) (b) of the preceding paragraph;

(3) if no Default or Event of Default shall have occurred and be continuing or would be caused thereby, the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Stater Bros. with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary of Stater Bros. to the Holders of its Equity Interests on a pro rata basis;

(5) if no Default or Event of Default shall have occurred and be continuing or would be caused thereby, other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (5) on or after the date of issuance of the Notes not to exceed $25.0 million;

(6) if no Default or Event of Default shall have occurred and be continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Stater Bros. held by any key employee of Stater Bros. or its Restricted Subsidiaries (other than any key employee that is a partner of or otherwise holds any Equity Interest in La Cadena Investments or any La Cadena Successor) upon any such person’s death, disability or termination of employment and pursuant to any management equity subscription agreement, stock option agreement or other incentive compensation plan or agreement entered into in the ordinary course of business; provided, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $5.0 million, which aggregate amount shall increase by $1.0 million on each anniversary of the Baseline Date; and

(7) Restricted Payments that, when taken with all other Restricted Payments made pursuant to this clause (7) on or after the date of issuance of the Notes, do not exceed $25.0 million.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by Stater Bros. or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by a majority of Stater Bros.’ directors whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment (other than Restricted Payments permitted pursuant to clauses (1), (4) and (5) of the preceding paragraph), Stater Bros. shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed.

Incurrence of Indebtedness and Issuance of Preferred Stock

Stater Bros. will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Stater Bros. will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness, Stater Bros. or any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock if the Fixed Charge Coverage Ratio for Stater Bros.’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Stater Bros. or its Restricted Subsidiaries of Indebtedness in an aggregate principal amount not to exceed $275.0 million at any time outstanding under any Credit Facilities;

(2) the incurrence by Stater Bros. and its Restricted Subsidiaries of the Existing Notes;

(3) the incurrence by Stater Bros. and the Guarantors of Indebtedness represented by (i) the Notes and the Guarantees to be issued on the date of the Indenture, (ii) the Exchange Notes and the Guarantees relating thereto to be issued within the period specified in the Registration Rights Agreement and (iii) Guarantees of the Notes issued by any Restricted Subsidiaries hereafter in accordance with the terms of the Indenture;

(4) the incurrence by Stater Bros. and its Restricted Subsidiaries of the Existing Indebtedness;

(5) the incurrence by Stater Bros. or any of the Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations or Permitted Construction Indebtedness in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (5), not to exceed $50.0 million at any time outstanding;

(6) the incurrence by Stater Bros. or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (1), (2), (3) or (4) of this paragraph;

(7) the incurrence by Stater Bros. or any of its Restricted Subsidiaries of intercompany Indebtedness owing to Stater Bros. or any Restricted Subsidiary; provided, however, that:

(a) if Stater Bros. is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes;

(b)(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Stater Bros. or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Stater Bros. or a Wholly-Owned Subsidiary (other than an Unrestricted Subsidiary) thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Stater Bros. or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8) the incurrence by Stater Bros. or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding;

(9) the guarantee by Stater Bros. or any of its Restricted Subsidiaries of Indebtedness of Stater Bros. or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant; provided, however, that if the Indebtedness being guaranteed is contractually subordinated to the Notes or a Guarantee, then the guarantee incurred pursuant to this clause (9) shall be contractually subordinated to the same extent as the Indebtedness being guaranteed;

(10) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Stater Bros. as accrued;

(11) the incurrence by Stater Bros. or any of its Restricted Subsidiaries of Indebtedness to secure workers’ compensation and other insurance coverages, not to exceed the minimum amount required by Stater Bros.’ or any of its Restricted Subsidiaries insurance carriers or applicable regulatory agencies (which may be Indebtedness under Credit Facilities in addition to that permitted under clause (1));

(12) the incurrence of Indebtedness arising from agreements of Stater Bros. or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit (including, without limitation, synthetic letters of credit), surety bonds or performance bonds securing any obligations of Stater Bros. or any Restricted Subsidiary pursuant to such agreements, incurred or assumed in connection with the disposition of any business, assets or Subsidiary of Stater Bros. or any Restricted Subsidiary, other than guarantees or similar credit support by Stater Bros. or such Restricted Subsidiary of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided, that the maximum aggregate liability in respect of all such Indebtedness described in this clause shall not exceed the net proceeds actually received in connection with any such disposition;

(13) the incurrence by Stater Bros. or any of the Restricted Subsidiaries of other Indebtedness not to exceed $100.0 million outstanding at any time (which may be Indebtedness under Credit Facilities in addition to that permitted by clause (1)); and

(14) Stater Bros. 8.125% Senior Notes due 2012 for a period not to exceed 75 days following the Issue Date, after which period such notes shall no longer constitute Permitted Debt.

Stater Bros. will not incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Stater Bros. unless such Indebtedness is also contractually subordinated in right of payment to the Notes on substantially identical terms; provided, however, that no Indebtedness of Stater Bros. shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of Stater Bros. solely by virtue of being unsecured.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Stater Bros. will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant.

Indebtedness under the Revolving Credit Facility and the Term Loan Facility outstanding on the date on which Notes are first issued and authenticated under the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Liens

Stater Bros. will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Stater Bros. will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction of any kind:

(1) on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions on its Capital Stock to Stater Bros. or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Stater Bros. or any of its Restricted Subsidiaries;

(b) make loans or advances to Stater Bros. or any of its Restricted Subsidiaries; or

(c) transfer any of their respective properties or assets to Stater Bros. or any of its Restricted Subsidiaries;

(2) on the ability of Stater Bros. or any of its Restricted Subsidiaries to receive or retain any such:

(a) dividends, payments or distributions;

(b) loans or advances; or

(c) transfer of property (any such restriction being referred to herein as a “Payment Restriction”).

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements in effect as of the date of the Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, (provided, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such agreements, as in effect on the date of the Indenture) or any provisions of any articles of incorporation or certificate of incorporation with respect to Stater Bros.

or any Restricted Subsidiary (including without limitation the rights, preferences and privileges of any class or series of preferred stock included therein) in effect as of the date of the Indenture or as amended thereafter in accordance with the terms of the Indenture;

(2) the Indenture and the Notes;

(3) applicable law;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Stater Bros. or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided, that in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5) non-assignment provisions in leases and other contracts entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (2)(c) of the preceding paragraph;

(7) Permitted Refinancing Indebtedness, provided, that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(8) the Revolving Credit Facility or the Term Loan Facility;

(9) Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to such Lien;

(10) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business,

(11) Permitted Construction Indebtedness;

(12) any agreement for the sale or other disposition of assets or Capital Stock of a Restricted Subsidiary permitted under the Indenture that restricts the sale of assets, distributions or loans by that Restricted Subsidiary pending its sale or other disposition;

(13) any security agreement, mortgage or related financing agreement with respect to secured Indebtedness of Stater Bros. or a Restricted Subsidiary, or any sale leaseback agreement entered into by Stater Bros. or a Restricted Subsidiary, in each case, that imposes restrictions of the nature described in clauses (l)(c) or (2)(c) of the preceding paragraph on the assets that are the subject of such agreements; and

(14) any agreement governing any Indebtedness of any Restricted Subsidiary otherwise permitted to be incurred under the Indenture if (as determined in good faith by the Board of Directors of Stater Bros.) (i) the encumbrances or restrictions imposed thereby are ordinary and customary for a financing of that type and (ii) the encumbrances or restrictions would not, at the time such agreement is entered into, be expected to adversely affect the ability of Stater Bros. to make payments on the Notes.

Subsidiary Guarantees

The Indenture will provide that if Stater Bros. or any of its Restricted Subsidiaries acquires or creates a Subsidiary that is organized and existing under the laws of any state in the United States or the District of Columbia after the date of the Indenture, then the newly acquired or created Subsidiary will execute a supplemental indenture setting forth its Guarantee and deliver an opinion of counsel relating to the enforceability and authorization of that Guarantee pursuant to which that Restricted Subsidiary will become a Guarantor, on a senior basis of the payment obligations of Stater Bros. under the Notes and the Indenture; provided, that this covenant will not apply to any Subsidiary during a period when that Subsidiary (i) has been properly designated as an Unrestricted Subsidiary in accordance with the Indenture for so long as it continues to constitute an Unrestricted Subsidiary or (ii) has Total Assets of less than $10.0 million and Stater Bros. has provided the Trustee with written notice requesting such release and an Officers’ Certificate certifying the amount of such Total Assets.

In the event of a sale or other disposition of all of the assets of any Guarantor by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Guarantor, then that Guarantor (in the event of a sale or other disposition, by way of a merger, consolidation or otherwise, of all of the Capital Stock of that Guarantor) or the corporation or other Person acquiring the property (in the event of a sale or other disposition of all of the assets of that Guarantor) will be released and relieved of any obligations under that Guarantor’s Guarantee; provided, that the Net Proceeds of the sale or other disposition are applied in accordance with the Indenture. In addition, (x) in the event the Board of Directors of Stater Bros. designates a Guarantor to be an Unrestricted Subsidiary, then that Guarantor will be released and relieved of any obligations under its Guarantee, provided, that the designation is made in accordance with the Indenture and (y) in the event that a Guarantor, other than Stater Bros. Markets, Stater Bros. Development, Inc., or Super Rx, Inc., has Total Assets of less than $10.0 million, that Guarantor will be released and relieved of any obligations under its Guarantee following receipt by the Trustee from Stater Bros. of written notice requesting such release and an Officers’ Certificate certifying the amount of such Total Assets.

Merger, Consolidation or Sale of Assets

Stater Bros. may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Stater Bros. is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Stater Bros. and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Stater Bros. would be the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Stater Bros.) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made would be a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Stater Bros.) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of Stater Bros. under the Notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (including giving effect to any Indebtedness incurred or anticipated to be incurred in connection with or in respect of the transaction) no Default or Event of Default would exist or be continuing;

(4) Stater Bros. or the Person formed by or surviving any such consolidation or merger (if other than Stater Bros.), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made would, on the date of such transaction, after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(5) Stater Bros. or such Person will have delivered to the Trustee an Officers’ Certificate of Stater Bros. and an opinion of counsel (which counsel may not be in-house counsel of Stater Bros.), each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with this provision of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

In addition, Stater Bros. may not, and may not permit any of its Restricted Subsidiaries to directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Stater Bros. and any of its Restricted Subsidiaries.

The Indenture will provide that each Guarantor of the Notes issued thereunder (other than any Guarantor whose Guarantee is to be released in accordance with the terms of such Guarantee and such Indenture) will not, and Stater Bros. will not cause or permit any Guarantor to, consolidate or merge with or into (whether or not such Guarantor is the surviving entity), or sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person other than to Stater Bros. or a Guarantor unless:

(a) the Guarantor is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(b) the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Guarantor under the Indenture and the Notes issued under the Indenture, pursuant to a supplemental indenture to the Indenture in form reasonably satisfactory to the Trustee; and

(c) immediately after such transaction, no Default or Event of Default exists.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Stater Bros. may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of any Wholly-Owned Subsidiary of Stater Bros. other than a Wholly-Owned Subsidiary of such Subsidiary; provided, that Stater Bros. provides the Trustee with an Officers’ Certificate accompanied by a resolution of Stater Bros.’ Board of Directors stating that (x) such designation complies with the covenant described above under “—Restricted Payments” and (y) such designation will not otherwise result in any Default or Event of Default. The Board of Directors of Stater Bros. may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (x) immediately after giving effect to such designation, Stater Bros. is able to incur at least $1.00 of additional Indebtedness (other than Permitted Debt) in compliance with the covenant described above under “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (y) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly providing the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

Transactions with Affiliates

Stater Bros. will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are consistent with industry practice and no less favorable to Stater Bros. or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Stater Bros. or such Restricted Subsidiary with an unrelated Person; and

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, Stater Bros. delivers to the Trustee a resolution of the

Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the members of the Board of Directors.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions, to the extent not otherwise prohibited under the Indenture, between or among Stater Bros. and/or its Restricted Subsidiaries;

(2) payment of reasonable directors fees to directors of Stater Bros.;

(3) sales of Equity Interests (other than Disqualified Stock) to Affiliates of Stater Bros.; and

(4) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments.”

Limitation on Issuances and Sales of Equity Interests in Wholly-Owned Subsidiaries (other than an Unrestricted Subsidiary)

Stater Bros. will not, and will not permit any of its Wholly-Owned Subsidiaries (other than an Unrestricted Subsidiary) to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly-Owned Subsidiary (other than an Unrestricted Subsidiary) of Stater Bros. to any Person (other than Stater Bros. or a Restricted Subsidiary of Stater Bros.), unless:

(1) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Restricted Subsidiary; and

(2) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

In addition, Stater Bros. will not permit any Wholly-Owned Subsidiary (other than an Unrestricted Subsidiary) of Stater Bros. to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares) to any Person other than to Stater Bros. or a Restricted Subsidiary (other than an Unrestricted Subsidiary) of Stater Bros.

Advances to Restricted Subsidiaries

All advances made by Stater Bros. following the Issue Date to Restricted Subsidiaries that are not Guarantors shall be evidenced by an intercompany note that shall evidence senior Indebtedness, which shall bear interest at the then current fair market interest rate as of the date of issuance of such intercompany note.

Payments for Consent

Stater Bros. will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, so long as any Notes are outstanding, Stater Bros. will furnish or make available to the Holders of Notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Stater Bros. were required to file such Forms, including a

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Stater Bros.’ certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Stater Bros. were required to file such reports.

In addition, whether or not required by the Commission, Stater Bros. will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the Notes;

(2) default in payment when due of the principal of, or premium, if any, on the Notes;

(3) failure by Stater Bros. or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by Stater Bros. or any of its Restricted Subsidiaries to comply with the provisions described under the caption “—Reports” for 75 days after notice;

(5) failure by Stater Bros. or any of its Restricted Subsidiaries for 60 days after notice to comply with any of the other agreements in the Indenture or the Notes (other than a default set forth in clauses (1), (2), (3) or (4) above);

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Stater Bros. or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Stater Bros. or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(a) is caused by a Payment Default; or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(7) failure by Stater Bros. or any of its Restricted Subsidiaries to pay final judgments to the extent not covered by insurance underwritten by third parties aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(8) certain events of bankruptcy or insolvency with respect to Stater Bros. or any of its Restricted Subsidiaries; and

(9) any Guarantee of the Notes shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any Guarantor of the Notes, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guarantee of the Notes.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to Stater Bros. or any Restricted Subsidiary, all outstanding Notes will become due and payable immediately and automatically without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Additional Interest, if any) if it determines that withholding notice is in their interest. The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may, on behalf of the Holders of all of the Notes, waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest, if any, on, or the principal of, the Notes.

Stater Bros. is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, Stater Bros. is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Stater Bros. or any Subsidiary, as such, shall have any liability for any obligations of Stater Bros. under the Notes or the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Stater Bros. may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2) Stater Bros.’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and Stater Bros.’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, Stater Bros. may, at its option and at any time, elect to have the obligations of Stater Bros. released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Stater Bros. must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and Stater Bros. must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Stater Bros. shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) Stater Bros. has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Stater Bros. shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing either: (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (b) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which Stater Bros. or any of its Subsidiaries is a party or by which Stater Bros. or any of its Subsidiaries is bound;

(6) Stater Bros. must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by Stater Bros. with the intent of preferring the Holders of Notes over the other creditors of Stater Bros. with the intent of defeating, hindering, delaying or defrauding creditors of Stater Bros. or others; and

(7) Stater Bros. must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Defeasance of the Notes will result in the termination of the obligations of the Guarantors under their respective Guarantees.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or Events of Default or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”); or

(8) make any change in the preceding amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any Holder of Notes, Stater Bros. and the Trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of Stater Bros.’ obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of Stater Bros.’ assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder; or

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

provided, however, that in the case of a change pursuant to clause (1) or (4) above, Stater Bros. has delivered to the Trustee an opinion of counsel stating that such change does not adversely affect the rights of any Holder.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to Stater Bros.) have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and Stater Bros. has irrevocably deposited or caused to be deposited with the

Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Stater Bros. is a party or by which Stater Bros. is bound;

(3) Stater Bros. has paid or caused to be paid all sums payable by it under the Indenture; and

(4) Stater Bros. has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, Stater Bros. must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of Stater Bros., the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest as described in the Trust Indenture Act, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of its own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, costs, liability or expense that might be incurred by it in connection with such request or direction.

Governing Law

The Indenture will provide that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Stater Bros. Holdings Inc., 301 South Tippecanoe Avenue, San Bernardino, California 92408, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

The exchange notes will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the Global Notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC).

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Stater Bros. takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Stater Bros. that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Stater Bros. that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank, S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Additional Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, Stater Bros. and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither Stater Bros., the Trustee nor any agent of Stater Bros. or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Stater Bros. that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or Stater Bros. Neither Stater Bros. nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and Stater Bros. and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Stater Bros. that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Stater Bros. nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies Stater Bros. that it is unwilling or unable to continue as depositary for the Global Notes and Stater Bros. fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) Stater Bros., at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note.

Same Day Settlement and Payment

Stater Bros. will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Stater Bros. will make all payments of principal, interest and premium and Additional Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. Stater Bros. expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Stater Bros. that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into, became a Subsidiary of, or substantially all of its business and assets were acquired by, such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, becoming a Subsidiary of, or substantially all of its business and assets being acquired by, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that beneficial ownership of 5% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights (including but not limited to sale and leaseback transactions), other than any such sale or other disposition in the ordinary course of business; provided, that the sale, conveyance or other disposition of all or substantially all of the assets of Stater Bros. and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions described above under the caption “—Repurchase at the Option of Holders—Asset Sales;” and

(2) the issuance of Equity Interests by any of Stater Bros.’ Restricted Subsidiaries or the sale of Equity Interests by Stater Bros. or any of its Restricted Subsidiaries in any of their respective Subsidiaries. Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales:

(a) any single transaction or series of related transactions that involves assets having a fair market value of less than $5.0 million;

(b) a transfer of assets between or among Stater Bros. and its Restricted Subsidiaries;

(c) an issuance of Equity Interests by a Restricted Subsidiary to Stater Bros. or to another Restricted Subsidiary of Stater Bros.;

(d) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(e) the sale or other disposition of cash or Cash Equivalents;

(f) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments;” and

(g) any transaction, or series of transactions, that results in the payment to Stater Bros., or one of its Subsidiaries, for the construction of a new supermarket built by Stater Bros., or one of its Subsidiaries, and leased by Stater Bros., or one of its Subsidiaries, whether or not the lessor requires documentation confirming the lessor’s ownership in the supermarket building.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time or upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the board of directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person;

provided, however, that no payment, account, credit, award or other obligations pursuant to the Phantom Stock Plan shall be Capital Stock under the Indenture.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided, that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Stater Bros. and its Restricted Subsidiaries taken as a whole to any “person” or “group” of persons (as such terms are used in Section 13(d)(3) of the Exchange Act) other than (A) any Permitted Holder, (B) La Cadena Investments or (C) any La Cadena Successor;

(2) the adoption of a plan relating to the liquidation or dissolution of Stater Bros.;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as defined above), other than (A) any Permitted Holder, (B) La Cadena Investments or (C) any La Cadena Successor, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Stater Bros., measured by voting power rather than number of shares;

(4) Stater Bros. consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Stater Bros., in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Stater Bros. or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where all or a portion of the Voting Stock of Stater Bros. outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance); or

(5) at any time prior to the date that a La Cadena Successor is the Beneficial Owner of more than 50% of the Voting Stock of Stater Bros., Permitted Holders shall cease to (A) have the power to vote the majority of the Capital Stock of La Cadena Investments, (B) be the Beneficial Owner of at least 35% of the Equity Interests in La Cadena Investments, or (C) be the Beneficial Owner of a higher percentage of the Equity Interests in La Cadena Investments than any other “person” or “group” of persons (as such terms are used in Section 13(d)(3) of the Exchange Act).

“Commission” means the Securities and Exchange Commission.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) provision for taxes based on income or profits of such Person and its Consolidated Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) consolidated interest expense of such Person and its Consolidated Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period other than accruals or reserves made with respect to obligations of Stater Bros. under the Phantom Stock Plan, which accruals or reserves made with respect to obligations of Stater Bros. under the Phantom Stock Plan shall be included in non-cash expenses added to Consolidated Net Income for purposes of this clause (3)) of such Person and its Consolidated Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4) non-cash items increasing such Consolidated Net Income for such period other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Consolidated Subsidiary of Stater Bros. shall be added to Consolidated Net Income to compute Consolidated Cash Flow of Stater Bros. only to the extent that a corresponding amount would be permitted at the date of determination to be distributed to Stater Bros. by such Consolidated Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Consolidated Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Consolidated Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that:

(1) the Net Income (but not loss) of any Person that is not a Consolidated Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Consolidated Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Consolidated Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement (other than the Revolving Credit Facility and the Term Loan Facility), instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary or its stockholders;

(3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and

(4) the cumulative effect of a change in accounting principles shall be excluded.

“Consolidated Subsidiary” of any Person means a subsidiary which for financial reporting purposes is or, in accordance with GAAP, should be, accounted for by such Person as a consolidated subsidiary; provided, however, that the Unrestricted Subsidiaries of Stater Bros. will not be included as Consolidated Subsidiaries of Stater Bros. for purposes of the Indenture, regardless of whether such Unrestricted Subsidiaries are or, in accordance with GAAP, should be accounted for as consolidated subsidiaries; provided, further, that any Person that is not a Subsidiary (as such term is defined herein) of a Person will not be included as a Consolidated Subsidiary of such Person, regardless of whether such Person is, or in accordance with GAAP, should be accounted for as a consolidated subsidiary.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Revolving Credit Facility and the Term Loan Facility) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing facilities (including through the sale of receivables to such lenders or to special-purpose entities formed to borrow from such lenders against such receivables), letters of credit or issuances of notes or similar debt securities, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part (whether by revolving or other long-term Indebtedness) from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the Holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the Holders thereof have the right to require Stater Bros. to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that Stater Bros. may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock and excluding any payment, account, credit, award or other obligation pursuant to the Phantom Stock Plan).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means up to $10 million in aggregate principal amount of Indebtedness of Stater Bros. and its Restricted Subsidiaries (other than Indebtedness under the Revolving Credit Facility or the Term Loan Facility) in existence on the date of the Indenture, until such amounts are repaid.

“Existing Notes” means the 7 3/4% Senior Notes due 2015 of Stater Bros. in an aggregate principal amount of $285.0 million.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date.

For purposes of clause (1) of this definition, whenever pro forma effect is to be given to an acquisition or purchase of assets, the amount of income or earnings relating thereto and the amount of Fixed Charges associated with any Indebtedness incurred in connection therewith, the pro forma calculations shall be determined in good faith by the Chief Financial Officer of Stater Bros., or, in the event that no Chief Financial Officer is in office at Stater Bros. as of the date on which any such determination is required to be made, the most senior financial officer of Stater Bros. then in office. For purposes of clauses (2) and (3) of this definition, any determinations required to be made in accordance with GAAP shall be made in good faith by the Chief Financial Officer of Stater Bros., or, in the event that no Chief Financial Officer is in office at Stater Bros. as of the date on which any such determination is required to be made, the most senior financial officer of Stater Bros. then in office.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Consolidated Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and excluding (A) the amortization of any debt issuance costs and (B) the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest of such Person and its Consolidated Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Consolidated Subsidiaries or secured by a Lien on assets of such Person or one of its Consolidated Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Consolidated Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Stater Bros. (other than Disqualified Stock) or to Stater Bros. or a Consolidated Subsidiary of Stater Bros.

“GAAP” means U.S. generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America for payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantees” means the guarantees of the Guarantors with respect to the obligations of Stater Bros. under the Notes and the Indenture.

“Guarantors” means Stater Bros. Markets, Stater Bros. Development, Inc., Super Rx, Inc., SBM Dairies, Inc. and each other Person that is required to become a Guarantor by the terms of the Indenture after the Issue Date, in each case until such Person is released from its Guarantee pursuant to the terms of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

“Holders ” means the Holders of the Notes.

“Indebtedness” means, with respect to any specified Person and without duplication, any liability of such Person, whether or not contingent:

(1) for borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations:

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any indebtedness of any other Person, but does not include any payment, account, credit, award or other obligation pursuant to the Phantom Stock Plan.

The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

For the avoidance of doubt, (x) obligations pursuant to contracts for the refurbishment or construction of existing or new distribution or supermarket facilities of Stater Bros. or of Restricted Subsidiaries shall not constitute Indebtedness and (y) reclassification of operating leases existing on the Issue Date into Capital Lease Obligations in accordance with GAAP and required as a result of changes to GAAP occurring following the Issue Date shall not constitute an incurrence of Indebtedness.

“Investments ” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Stater Bros. or any Restricted Subsidiary of Stater Bros. sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Stater Bros. such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Stater Bros., then Stater Bros. shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of pursuant to such sale or disposition in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If Stater Bros. or any Restricted Subsidiary of Stater Bros. designates a Restricted Subsidiary to be an Unrestricted Subsidiary pursuant to the provisions of the Indenture, then Stater Bros. shall be deemed to have made an Investment on the date of such designation equal to the fair market value of the Equity Interests of such Subsidiary in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by Stater Bros. or any Restricted Subsidiary of Stater Bros. of a Person that holds an Investment in any third Person shall be deemed to be an Investment by Stater Bros. or such Subsidiary in such third Person in an amount equal to the fair market of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” For the avoidance of doubt, Investments shall not include any transaction, or series of transactions, that results in the payment to Stater Bros., or one of its Subsidiaries, for the construction of a new supermarket built by Stater Bros., or one of its Subsidiaries, and leased by Stater Bros., or one of its Subsidiaries, whether or not the lessor requires documentation confirming the lessor’s ownership in the supermarket building.

“Issue Date” means the first date on which the Notes are issued.

“La Cadena Investments” means La Cadena Investments, a California general partnership.

“La Cadena Successor” means a partnership or limited liability company (other than La Cadena Investments) with respect to which (a) a Permitted Holder is a general partner or managing member, (b) Permitted Holders have the power to vote the majority of the Capital Stock, (c) Permitted Holders are the Beneficial Owners of at least 35% of the Equity Interests therein and (d) Permitted Holders are the Beneficial Owners of a higher percentage of the Equity Interests therein than any other “person” or “group” of persons (as such terms are used in Section 13(d)(3) of the Exchange Act).

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) (a) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with any Asset Sale; or (b) any gain or loss, together with any related provision for such gain or loss, realized in connection with the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by Stater Bros. or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under the Revolving Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officers’ Certificate” means a certificate executed by two officers.

“Payment Default” means a default caused by the failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default; provided, however, that in the case of the Revolving Credit Facility, such a default shall only constitute a Payment Default if it consists of the failure to pay principal of, or interest or premium, if any, on the Indebtedness incurred pursuant to the Revolving Credit Facility as of the final Maturity Date (as defined in such Revolving Credit Facility).

“Permitted Construction Indebtedness” means Indebtedness of Stater Bros. or any Restricted Subsidiary representing the deferred purchase price, or the net proceeds of which are used solely to finance the purchase price, of any new or existing distribution or supermarket facilities (including any fixtures therein) operated or to be operated by Stater Bros. or Stater Bros. Markets.

“Permitted Holder” means (a) Jack H. Brown and his spouse and immediate family members, (b) any trust, corporation, partnership or other entity, the beneficial interests of which are owned exclusively by the Persons referred to in clause (a), and (c) any trustee, executor or receiver appointed to manage or administer the assets of any Person referred to in clause (a) following the death or incapacity of such Person and the heirs of any such Person referred to in clause (a).

“Permitted Investments” means:

(1) any Investment in Stater Bros. or in a Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of any Investment);

(2) The making of Investments in Stater Bros. by any Subsidiary;

(3) any Investment in Cash Equivalents;

(4) any Investment by Stater Bros. or any Restricted Subsidiary in a Person, if as a result of such Investment:

(a) such Person becomes a Guarantor of Stater Bros.; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Stater Bros. or a Guarantor;

(5) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(6) any acquisition of assets or any Investment in any Person solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Stater Bros.;

(7) the extensions of trade credit and advances to customers and suppliers to the extent in the ordinary course of business and made in accordance with customary industry practice; and

(8) Hedging Obligations.

“Permitted Liens” means:

(1) Liens of Stater Bros. and any Restricted Subsidiary securing Indebtedness and other Obligations under (a) the Revolving Credit Facility, (b) the Term Loan Facility and (c) other Credit Facilities that, in each case, were permitted by the terms of the Indenture to be incurred;

(2) Liens in favor of Stater Bros. or any Restricted Subsidiary;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Stater Bros. or any Restricted Subsidiary of Stater Bros.; provided, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Stater Bros. or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by Stater Bros. or any Restricted Subsidiary of Stater Bros., provided, that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any assets other than such acquired property, and Liens incurred in the ordinary course of business to secure the payment of all or a portion of the purchase price of goods held for sale, provided, that such Liens do not extend to any assets other than such goods;

(5) Liens or deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business or liens securing cash management obligations incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations and Permitted Construction Indebtedness) permitted by clauses (5), (8), (11), (12) and (13) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided, however, that with respect to Indebtedness incurred pursuant to such clause (5), Liens in respect thereof shall only be permitted to the extent they cover the assets acquired with or improved with the proceeds of such Indebtedness;

(7) Liens securing the Notes;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided, that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9) Liens incurred in the ordinary course of business of Stater Bros. or any Restricted Subsidiary with respect to obligations that do not exceed $5.0 million at any one time outstanding;

(10) Liens existing on the date of the Indenture and renewals, extensions and replacements thereof, provided, that such renewals, extensions or replacements will not apply to any property or assets not previously subject to such Liens or increase the principal amount of obligations secured thereby;

(11) Liens on deposits made in the ordinary course of business;

(12) Liens in favor of collecting banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of Stater Bros. or any Restricted Subsidiary on deposit with or in possession of such banks;

(13) Liens in respect of Permitted Refinancing Indebtedness incurred to refinance secured Indebtedness; provided, that the terms of such liens in respect of such Permitted Refinancing Indebtedness are not less favorable to the Holders of the Notes than the terms of the Liens securing the Indebtedness being refinanced and do not extend to any assets not securing such Indebtedness;

(14) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business and not overdue for a period of more than 120 days or which are being contested in good faith by appropriate proceedings;

(15) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation;

(16) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary course of business of Stater Bros. or its Subsidiaries, as the case may be, and any exceptions to title set forth in any title policies;

(17) any attachment or judgment Lien so long as the execution or other enforcement thereof is effectively stayed, the claims secured thereby are being contested in good faith by appropriate proceedings, adequate reserves have been established with respect to such claims in accordance with GAAP and no Default or Event of Default would result thereby;

(18) any Liens relating solely to property leased by Stater Bros. or any Subsidiary and arising solely out of the lease for such property;

(19) Liens securing Capital Lease Obligations incurred pursuant to the first paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(20) Liens securing Indebtedness in an aggregate amount not to exceed the amount of Consolidated Cash Flow of Stater Bros. during the four most recent fiscal quarters for which internal financial statements are available preceding the date on which such Liens are incurred less the sum of (a) the aggregate amount of any secured Indebtedness outstanding on the date on which such Liens are incurred that was incurred pursuant to clause (13) of this definition of Permitted Liens plus (b) the aggregate amount of any secured Indebtedness outstanding on the date on which such Liens are incurred that was incurred pursuant to clause (13) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

“Permitted Refinancing Indebtedness” means any Indebtedness of Stater Bros. or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Stater Bros. or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided, that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of the Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Stater Bros. or by a Subsidiary that is an obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, whether as the issuer of such Indebtedness or as a guarantor thereof.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Phantom Stock Plan” means, collectively, the Stater Bros. Holdings Inc. Phantom Stock Plan effective as of June 27, 2000, as amended by Amendment No. 1 to Amended and Restated Stater Bros. Holdings Inc. Phantom Stock Plan, dated as of September 30, 2005, and any related documents or instruments executed or to be executed in connection therewith (including without limitation any Phantom Stock Award Agreement thereunder), in each case as amended, modified, renewed, or replaced from time to time, with the exception of any amendment, modification, renewal or replacement that would expand the definition of “Eligible Employee” thereunder to include any shareholder of Stater Bros. Holdings Inc. or any partner in La Cadena Investments.

“Restricted Investment ” means an Investment other than a Permitted Investment.

“Restricted Subsidiary ” means any Subsidiary of Stater Bros. that is not an Unrestricted Subsidiary.

“Revolving Credit Facility” means that certain Credit Agreement, dated November 29, 2010, by and among Stater Bros. Markets, Stater Bros., the lenders from time to time parties thereto, and Bank of America, N.A., as agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time, including any such amendment, restatement, modification, renewal, refunding, replacement, or refinancing facility that alters the maturity thereof.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Term Loan Facility” means that certain Credit Agreement, dated November 29, 2010, by and among Stater Bros. Markets, Stater Bros., the lenders from time to time parties thereto, and Bank of America, N.A., as agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time, including any such amendment, restatement, modification, renewal, refunding, replacement, or refinancing facility that alters the maturity thereof.

“Total Assets” means, with respect to any Person, the aggregate of all assets of such Person and its subsidiaries as would be shown on the balance sheet of such Person prepared in accordance with GAAP.

“Unrestricted Subsidiary” means (a) any Subsidiary of Stater Bros. that is designated by the Board of Directors of Stater Bros. as an Unrestricted Subsidiary pursuant to a Board resolution in accordance with the terms of the Indenture, and (b) any Subsidiary of an Unrestricted Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Subsidiary” of any specified Person means any subsidiary of such Person all the outstanding shares of Capital Stock (other than directors’ qualifying shares, if applicable) of which are owned directly by such Person or another Wholly-Owned Subsidiary of such Person.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations relating to an exchange of outstanding notes for exchange notes in the exchange offer and the acquisition, ownership, and disposition of the notes. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), Treasury regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. As a result, the tax considerations of purchasing, owning or disposing of the notes could differ from those described below. This summary deals only with holders who hold the notes as “capital assets” within the meaning of Section 1221 of the Code. This summary does not deal with persons in special tax situations, including but not limited to financial institutions, insurance companies, S corporations, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, controlled foreign corporations, foreign personal holding companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons holding debentures as a position in a “straddle,” “hedge,” “conversion transaction,” or other integrated transaction for tax purposes, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. alternative minimum tax rules, employment tax rules, U.S. federal estate or gift tax laws, the tax laws of any U.S. state or locality, any non-U.S. tax laws, or any tax laws other than income tax laws. We will not seek a ruling from the IRS with respect to any of the matters discussed herein and there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein.

As used herein, a “U.S. Holder” is a beneficial owner of notes that is, for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States,

•	a corporation (or other business entity treated as a corporation) created or organized in or under the laws of the United States, any state or the District of Columbia,

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used herein, the term “Non-U.S. Holder” means a beneficial owner, other than a partnership, of notes that is not a U.S. Holder.

If a partnership, including for this purpose any entity treated as a partnership for U.S. tax purposes, is a beneficial owner of notes, the treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. A holder of notes that is a partnership and partners in such a partnership should consult their independent tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes.

U.S. Federal Income Tax Consequences of the Exchange Offer to U.S. Holders and Non-U.S. Holders

The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable transaction for U.S. federal income tax purposes. U.S. holders and non-U.S. holders will not recognize any taxable gain or loss as a result of such exchange and will have the same adjusted issue price, tax basis, and holding period in the exchange notes as they had in the outstanding notes immediately before the exchange.

U.S. Holders

Payment of Interest

Stated interest on a Note will be includable by a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Registration Rights and Additional Interest

We were obligated to pay additional interest on the outstanding notes in the event that we failed to comply with specified obligations under the registration rights agreement. Under applicable Treasury regulations, one or more contingencies will not impact the tax treatment of the outstanding notes if, as of the issue date, each such contingency is “remote.” Because we believe that the likelihood of the payment of the Additional Interest as a result of one or more Registration Defaults was remote within the meaning of the Treasury regulations as of the issue date of the outstanding notes, we have taken the position (and this discussion assumes) that the outstanding notes will not be treated as contingent payment debt instruments. A successful challenge of this position by the IRS could affect the timing and amount of a holder’s income and could cause the gain from the sale or other disposition of an outstanding note to be treated as ordinary income, rather than capital gain.

Disposition of the Notes

Upon the disposition of a note by sale, exchange or redemption, a U.S. Holder will generally recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which will be taxed as ordinary interest income) and (ii) the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of the Note. A U.S. Holder’s gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held such Note for longer than one year. For non-corporate taxpayers, long-term capital gains are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations. U.S. Holders who sell notes at a loss that exceeds certain thresholds may be required to file a disclosure statement with the IRS.

Market Discount

A note that is acquired for an amount that is less than its principal amount by more than a de minimis amount (generally 0.25% of the principal amount multiplied by the number of remaining whole years to maturity), will be treated as having “market discount” equal to such difference. Unless the U.S. Holder elects to include such market discount in income as it accrues, a U.S. Holder will be required to treat any principal payment on, and any gain on the sale, exchange, retirement or other disposition (including a gift) of, a note as ordinary income to the extent of any accrued market discount that has not previously been included in income. In general, market discount on the notes will accrue ratably over the remaining term of the notes or, at the election of the U.S. Holder, under a constant yield method. In addition, a U.S. Holder could be required to defer the deduction of all or a portion of the interest paid on any indebtedness incurred or continued to purchase or carry a note unless the U.S. holder elects to include market discount in income currently. Such an election applies to all debt instruments held by a taxpayer and may not be revoked without the consent of the IRS.

Amortization of Premium

A U.S. Holder, whose tax basis immediately after its acquisition of a note is greater than the sum of all remaining payments other than qualified stated interest payable on the note, will be considered to have purchased the note at a premium. “Qualified stated interest” is stated interest that is unconditionally payable at least annually at a single fixed rate. A U.S. Holder may elect to amortize such bond premium over the life of the notes to offset a portion of the stated interest that would otherwise be includable in income. Such an election generally applies to all taxable debt instruments held by the holder on or after the first day of the first taxable year to which the election applies, and may be revoked only with the consent of the IRS. Holders that acquire a note with bond premium should consult their tax advisors regarding the manner in which such premium is calculated and the election to amortize bond premium over the life of the instrument.

Backup Withholding and Information Reporting

In general, a U.S. Holder of a Note will be subject to backup withholding at the applicable tax rate with respect to cash payments in respect of interest or the gross proceeds from dispositions of notes, unless the holder (i) is an entity that is exempt from backup withholding (generally including corporations, tax-exempt organizations and certain qualified nominees) and, when required, provides appropriate documentation to that effect, (ii) provides us or our paying agent with its social security or other taxpayer identification number (“TIN”) within a reasonable time after a request therefor, certifies that the TIN provided is correct and that the holder has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. In addition, such payments to U.S. Holders that are not exempt entities will generally be subject to information reporting requirements. A U.S. Holder who does not provide us or our paying agent with its correct TIN may be subject to penalties imposed by the IRS. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. We or our paying agent will report to the holders and the IRS the amount of any “reportable payments” and any amounts withheld with respect to the notes as required by the Code and applicable Treasury Regulations.

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, newly enacted legislation requires certain U.S. holders who are individuals, estates or certain trusts to pay a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes interest income and net gains from the disposition of the notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the notes. U.S. holders are urged to consult their tax advisers regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of notes.

Non-U.S. Holders

Interest

Subject to the discussion of backup withholding below, payments of interest by us or any of our agents to a Non-U.S. Holder that is not effectively connected with such Non-U.S. Holder’s trade or business will qualify for the so-called “portfolio interest exemption” and, therefore, will not be subject to U.S. federal income tax or withholding, provided

•

the Non-U.S. Holder does not actually or constructively (pursuant to the rules of Section 871(h)(3)(C) of the Code) own 10% or more of the total combined voting power of all classes of our stock that is entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation related to us actually or constructively through the stock ownership rules under Section 864(d)(4) of the Code;

•	the Non-U.S. Holder is not a bank that is receiving the interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•

the beneficial owner satisfies the certification requirements set forth in Section 871(h) or 881(c), as applicable, of the Code and the Treasury regulations issued thereunder by giving us or our paying agent an appropriate IRS Form W-8 (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed establishing its status as a non-U.S. Person or by other means prescribed by the Secretary of the Treasury.

If all of these conditions are not met, interest on the notes paid to a Non-U.S. Holder will generally be subject to federal income tax and withholding a 30% rate unless (a) an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by providing an appropriate IRS Form W-8BEN (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed, or (b) the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder complies with applicable certification requirements by providing an appropriate IRS Form W-8ECI (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed.

If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on a Note is effectively connected with the conduct of that trade or business, the Non-U.S. Holder will be required to pay U.S. federal income tax on that interest on a net income basis (and the 30% withholding tax described above will not apply, provided the appropriate statement is provided to us or our paying agent) generally in the same manner as a U.S. Holder. If a Non-U.S. Holder is eligible for the benefits of any income tax treaty between the United States and its country of residence, any such interest income will be subject to U.S. federal income tax in the manner specified by the treaty and will generally be subject to U.S. federal income tax only if such income is attributable to a permanent establishment or a fixed base maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by providing an appropriate IRS Form W-8 (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed. In addition, interest received by a corporate Non-U.S. Holder that is effectively connected trade or business may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or, if applicable, a lower treaty rate.

Disposition of the Notes

Subject to the discussion of backup withholding below, a Non-U.S. Holder will generally not be subject to United States federal income tax on gain realized on a sale, redemption or other disposition of the notes unless:

•	the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, or

•

in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Note as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met.

If a Non-U.S. Holder falls under the first of these exceptions, the holder will be taxed on the net gain derived from the disposition under the graduated United States federal income tax rates that are applicable to U.S. persons and, if the Non-U.S. Holder is a foreign corporation, it may also be subject to the branch profits tax described above. If a Non-U.S. Holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, the U.S. federal income tax treatment of any such gain may be modified in the manner specified by the treaty.

If an individual Non-U.S. Holder falls under the second of these exceptions, the holder generally will be subject to United States federal income tax at a rate of 30% on the amount by which the gain derived from the disposition from sources within the United States exceeds such holder’s capital losses allocable to sources within the United States for the taxable year of the sale.

A Non-U.S. Holder will be subject to substantial limitations on its ability to claim a loss on the disposition of the notes. Non-U.S. Holders who sell notes at a loss that exceeds certain thresholds may be required to file a disclosure statement with the IRS. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of disposing of the notes at a loss.

Backup Withholding and Information Reporting

Backup withholding and information reporting will not apply to payments of principal or interest on the notes by us or our paying agent if an exchanging holder certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption (provided that neither us nor our paying agent has actual knowledge that it is a U.S. Person or that the conditions of any other exemptions are not in fact satisfied). The payment of the proceeds of the disposition notes to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the Non-U.S. Holder provides the certification described above or otherwise establishes an exemption. The proceeds of a disposition effected outside the United States by a holder of the notes to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if that broker is, for United States tax purposes, a U.S. Person, a controlled foreign corporation, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States, or a foreign partnership that is engaged in the conduct of a trade or business in the United States or that has one or more partners that are U.S. Persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, information reporting requirements will apply unless that broker has documentary evidence in its files of such holder’s status as a Non-U.S. Holder and has no actual knowledge to the contrary or unless such holder otherwise establishes an exemption. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against such holder’s United States federal income tax liability and may entitle it to a refund, provided it timely furnishes the required information to the IRS. We or our paying agent will report to the holders and the IRS the amount of any “reportable payments” and any amounts withheld with respect to the notes as required by the Code and applicable Treasury Regulations.

The U.S. federal tax discussion set forth above as to both U.S. Holders and Non-U.S. Holders is included for general information only and may not be applicable depending upon a Holder’s particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it acquired the outstanding notes for its own account as a result of market-making or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A participating broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. The registration rights agreement we executed in connection with the offering of the outstanding notes provides that we will generally not be required to amend or supplement this prospectus for a period exceeding 180 days after the expiration time of the exchange offer and participating broker-dealers shall not be authorized by us to deliver this prospectus in connection with resales after that period of time has expired.

We will not receive any proceeds from any sale of exchange notes by any participating broker-dealer. Exchange notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes, or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices, or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer and/or the purchasers of the exchange notes. Any participating broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Stater Bros. Holdings Inc. as of September 26, 2010 and September 27, 2009 and for each of the three years in the period ended September 26, 2010, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Stater Bros. Holdings Inc.

We have audited the accompanying consolidated balance sheets of Stater Bros. Holdings Inc. as of September 27, 2009 and September 26, 2010, and the related consolidated statements of income, stockholder’s equity, and cash flows for the 52-week periods ended September 28, 2008, September 27, 2009 and September 26, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stater Bros. Holdings Inc. at September 27, 2009 and September 26, 2010, and the consolidated results of its operations and its cash flows for the 52-week periods ended September 28, 2008, September 27, 2009 and September 26, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Irvine, California

December 15, 2010

STATER BROS. HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	Sept. 27, 2009	Sept. 26, 2010
ASSETS
Current assets
Cash and cash equivalents	$196,914	$325,005
Restricted cash	3,121	3,121
Receivables, net of allowance of $759 and $1,219	36,671	35,614
Income tax receivables	4,049	—
Inventories	212,856	203,702
Prepaid expenses	9,330	12,678
Deferred income taxes	20,479	27,428
Assets held for sale	83,617	—
Current portion of long-term receivable	—	16,001
Note receivable, current portion	300	—

Total current assets	567,337	623,549

Property and equipment
Land	97,430	97,770
Buildings and improvements	544,440	559,500
Store fixtures and equipment	428,431	438,306
Property subject to capital leases	9,983	9,983

	1,080,284	1,105,559
Less accumulated depreciation and amortization	408,791	461,495

	671,493	644,064
Deferred income taxes, long-term	36,014	38,272
Deferred debt issuance costs, net	11,276	8,074
Note receivable, less current portion	493	—
Long-term receivable, less current portion	18,867	—
Other assets	9,255	8,828

	75,905	55,174

Total assets	$1,314,735	$1,322,787

See accompanying notes to consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS (contd.)

(In thousands, except share amounts)

	Sept. 27, 2009	Sept. 26, 2010
LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$153,083	$135,642
Accrued payroll and related expenses	76,717	85,404
Accrued interest	22,025	21,845
Other accrued liabilities	34,189	40,196
Accrued income taxes	—	527
Liabilities held for sale	5,634	—
Current portion of capital lease obligations	1,336	1,562
Current portion of long-term debt	—	132,250

Total current liabilities	292,984	417,426

Long-term debt, less current portion	810,000	677,750
Capital lease obligations, less current portion	3,768	2,206
Long-term portion of self-insurance and other reserves	36,227	40,565
Long-term deferred benefits	77,396	75,634
Other long-term liabilities	30,605	36,073

Total liabilities	1,250,980	1,249,654

Commitments and contingencies

Stockholder’s equity
Common Stock, $.01 par value:
Authorized shares — 100,000
Issued and outstanding shares — 0 in 2009 and 2010	—	—
Class A Common Stock, $.01 par value:
Authorized shares — 100,000
Issued and outstanding shares — 35,152 in 2009 and 34,552 in 2010	—	—
Additional paid-in capital	8,939	8,786
Accumulated other comprehensive loss	(16,720)	(18,926)
Retained earnings	71,536	83,273

Total stockholder’s equity	63,755	73,133

Total liabilities and stockholder’s equity	$1,314,735	$1,322,787

See accompanying notes to consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share and share amounts)

	Fiscal Year Ended
	Sept. 28, 2008	Sept. 27, 2009	Sept. 26, 2010
Sales	$3,741,254	$3,766,040	$3,606,839
Cost of goods sold	2,743,074	2,764,004	2,636,891

Gross profit	998,180	1,002,036	969,948

Operating expenses:
Selling, general and administrative expenses	829,697	827,192	819,698
Gain on sale of dairy assets	—	—	(9,396)
Depreciation and amortization	52,987	53,536	50,822

Total operating expenses	882,684	880,728	861,124

Operating profit	115,496	121,308	108,824
Interest income	5,735	471	366
Interest expense	(57,464)	(68,252)	(68,516)
Other income, net	2,863	723	497

Income before income taxes	66,630	54,250	41,171
Income taxes	26,000	19,481	16,587

Net income	$40,630	$34,769	$24,584

Earnings per average common shares outstanding	$1,136.03	$989.10	$708.33

Dividends per common share outstanding at end of year	$142.24	$—	$144.71

Average common shares outstanding	35,765	35,152	34,707

Common shares outstanding at end of year	35,152	35,152	34,552

See accompanying notes to consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year Ended
	Sept. 28, 2008	Sept. 27, 2009	Sept. 26, 2010
Operating activities:
Net income	$40,630	$34,769	$24,584
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66,960	68,179	62,090
Amortization of debt issuance costs	3,193	3,202	3,202
Deferred income taxes	695	(1,686)	(9,207)
Gain on sale of dairy assets	—	—	(9,396)
Gain on disposals of assets	(1,918)	(543)	(495)
Changes in operating assets and liabilities:
Decrease in restricted cash	2,500	2,500	—
(Increase) decrease in receivables	1,907	(6,071)	1,057
(Increase) decrease in income tax receivables	(4,727)	587	4,049
(Increase) decrease in inventories	(31,435)	17,362	9,154
(Increase) decrease in prepaid expenses	1,717	(723)	(3,348)
(Increase) decrease in assets held for sale	(2,159)	372	215
(Increase) decrease in other assets	10	(426)	744
Decrease in accounts payable	(17,795)	(1,200)	(17,441)
Increase (decrease) in accrued income taxes	(4,636)	—	527
Increase (decrease) in liabilities held for sale	(2,624)	(10,252)	1,014
Increase (decrease) in other accrued liabilities	1,216	(3,268)	14,514
Increase in long-term reserves	3,932	19,608	5,838

Net cash provided by operating activities	57,466	122,410	87,101

Financing activities:
Dividends paid	(5,000)	—	(5,000)
Stock redemption	(8,240)	—	(8,000)
Principal payments on capital lease obligations	(990)	(1,149)	(1,336)

Net cash used in financing activities	(14,230)	(1,149)	(14,336)

Investing activities:
(Increase) decrease in store reimbursement	(9,427)	9,914	—
(Increase) decrease in note receivable	—	(793)	793
Decrease in long-term receivable	—	3,361	1,740
Proceeds from sale of dairy assets, net of fees	—	—	85,833
Purchase of property and equipment	(168,886)	(76,970)	(33,750)
Proceeds from sale of property and equipment	2,476	990	710

Net cash provided by (used in) investing activities	(175,837)	(63,498)	55,326

Net increase (decrease) in cash and cash equivalents	(132,601)	57,763	128,091
Cash and cash equivalents at beginning of period	271,752	139,151	196,914

Cash and cash equivalents at end of period	$139,151	$196,914	$325,005

Interest paid	$65,707	$65,723	$65,510
Income taxes paid	$39,300	$19,425	$19,700

See accompanying notes to consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(In thousands except shares)

	Common Stock	Class A Common Stock		Additional Paid-in Capital	Accumulated Other Comp- rehensive Gain (Loss)	Retained Earnings	Total Stockholder’s Equity	Comp- rehensive Income (Loss)
		Shares	Amount
Balance at September 30, 2007	—	35,770	$—	$9,096	$(9,037)	$9,220	$9,279
Net income for 52 weeks ended September 28, 2008	—	—	—	—	—	40,630	40,630	$40,630
Minimum pension liability adjustment (net of tax of $2,638)	—	—	—	—	3,837	—	3,837	3,837
Dividend paid	—	—	—	—	—	(5,000)	(5,000)	—
Stock redemption	—	(618)	—	(157)	—	(8,083)	(8,240)	—

Balance at September 28, 2008	—	35,152	—	8,939	(5,200)	36,767	40,506	$44,467
Net income for 52 weeks ended September 27, 2009	—	—	—	—	—	34,769	34,769	$34,769
Minimum pension liability adjustment (net of tax of $7,922)	—	—	—	—	(11,520)	—	(11,520)	(11,520)

Balance at September 27, 2009	—	35,152	—	8,939	(16,720)	71,536	63,755	$23,249

Net income for 52 weeks ended September 26, 2010	—	—	—	—	—	24,584	24,584	$24,584
Minimum pension liability adjustment (net of tax of $1,517)	—	—	—	—	(2,206)	—	(2,206)	(2,206)
Dividend paid	—	—	—	—	—	(5,000)	(5,000)	—
Stock Redemption	—	(600)	—	(153)	—	(7,847)	(8,000)	—

Balance at September 26, 2010	—	34,552	$—	$8,786	$(18,926)	$83,273	$73,133	$22,378

See accompanying notes to consolidated financial statements.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 26, 2010

Note 1 — The Company and Summary of Significant Accounting Policies

Description of Business

Stater Bros. Holdings Inc. (the “Company”) is engaged primarily in the operation of retail supermarkets. As of September 26, 2010, the Company operated 167 retail grocery supermarkets under the name “Stater Bros. Markets.” The Company’s supermarkets are located in the Southern California counties of San Bernardino, Riverside, Los Angeles, Orange, San Diego and Kern. The Company and its predecessor companies have operated retail grocery stores under the “Stater Bros. Markets” name in Southern California since 1936.

Ownership of the Company

La Cadena Investments (“La Cadena”), a California general partnership whose sole voting partner is the Jack H. Brown Revocable Trust, holds all of the Company’s issued and outstanding capital stock. Mr. Jack H. Brown, the Chairman of the Board, President and Chief Executive Officer of the Company, is the Managing General Partner of La Cadena.

Principles of Consolidation and Subsequent Events

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Stater Bros. Markets (“Markets”) and Stater Bros. Development, Inc. (“Development”) and Markets’ wholly-owned subsidiaries, Super Rx, Inc. (“Super Rx”) and SBM Dairies, Inc. (“Dairies”). During fiscal year 2010, the Company changed the legal name of Dairies from Santee Dairies, Inc. to SBM Dairies, Inc. All significant inter-company transactions have been eliminated in consolidation. The Company has evaluated the impact of subsequent events and determined that, other than its debt refinancing as disclosed in “Note 2 — New Debt Issuance and Early Extinguishment of Debt”, it did not have any subsequent events that needed to be disclosed in its consolidated financial statements.

Reclassifications

Certain line items in the prior periods balance sheet and cash flow statements have been reclassified to conform to the current presentation related to Dairies’ asset sale, accrued interest and accrued payroll and related expenses. Substantially all of the assets and certain liabilities of Dairies had been classified as “Held for Sale” prior to their disposal on October 11, 2009 as described in “Note 15 — Asset Sale” in the notes to these consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Fiscal Year

The Company’s fiscal year ends on the last Sunday in September.

Cash and Cash Equivalents

Cash and cash equivalents are reflected at cost, which approximates their fair value, and consist primarily of overnight repurchase agreements, certificates of deposit and money market funds with maturities of less than three months when purchased.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 1 — The Company and Summary of Significant Accounting Policies (contd.)

Restricted Cash

Restricted cash represents cash that has been set aside as collateral on certain workers’ compensation and general liability self-insurance reserves. Interest earned on the restricted cash is controlled by the Company and is included in cash and cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Receivables

Receivables represent amounts expected to be received during the next operating cycle of the Company, net of allowance for doubtful accounts. The Company provides specific reserves for accounts deemed to be uncollectible and provides general reserves based on historical experiences. The carrying amount reported in the balance sheet for receivables approximates their fair value.

Long-Lived Assets

The Company reviews the recoverability of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the estimated future, undiscounted cash flows from the use of an asset are less than its carrying value, a write-down is recorded to reduce the related asset to estimated fair value.

Property and Equipment

Property and equipment are stated at cost and are depreciated or amortized, principally on the straight-line basis, over the estimated useful lives of the assets. Leasehold improvements placed in service at the commencement of the lease are amortized over the lesser of their economic useful lives or the initial term of the lease. Other leasehold improvements are amortized over the lesser of their economic useful lives or the remaining lease term including any option period that is reasonably assured of being exercised. Assets under capital leases are amortized over the lesser of their estimated economic useful life or the initial lease term.

The estimated economic lives are as follows:

	Range	Most Prevalent
Buildings and improvements	5 - 40 Years	20 Years
Store furniture and equipment	3 - 10 Years	8 Years
Property subject to capital leases	Life of Lease	20 Years

Deferred Debt Issuance Costs

Direct costs incurred as a result of financing transactions are capitalized and amortized to interest expense over the terms of the applicable debt agreements.

Deferred Compensation Plan

The Company maintains the Stater Bros Holdings Inc. Phantom Stock Plan (the “deferred compensation plan”). It is the Company’s policy to expense awarded units under the deferred compensation plan to the extent that they vest and appreciate during the accounting period.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 1 — The Company and Summary of Significant Accounting Policies (contd.)

Self-Insurance Reserves

The Company is primarily self-insured, subject to certain retention levels for workers’ compensation, automobile and general liability costs. The Company is covered by umbrella insurance policies for catastrophic events. The Company records its self-insurance liability based on the claims filed and an estimate of claims incurred but not yet reported. The estimates used by management are based on the Company’s historical experiences as well as current facts and circumstances. The Company uses third party actuarial analysis in making its estimates. Actuarial projections and the Company’s estimate of ultimate losses are subject to a high degree of variability. The variability in the projections and estimates are subject to, but not limited to, such factors as judicial and administrative rulings, legislative actions, and changes in compensation benefits structure. The Company discounted its workers’ compensation, automobile and general liability insurance reserves at a discount rate of 5.50% in fiscal 2009 and 5.00% in fiscal 2010. The Company is self-insured, subject to certain retention levels, for health care costs of eligible non-bargaining unit employees. Such health care reserves are not discounted.

Income Taxes

The Company provides for deferred income taxes as timing differences arise between income and expenses recorded for financial and income tax reporting purposes. The Company records a valuation allowance to reflect the estimated amount of deferred tax assets that more-likely-than-not will not be realized.

Revenue Recognition

The Company recognizes revenue from the sale of its products at the point of sale to the customer. Sales are recognized net of any promotional discounts given to the customer. Prescription sales are recognized when prescriptions are adjudicated by the third party insurer and when co-payment is received. The Company recognizes a liability when Stater Bros.’ gift cards (“gift cards”) are sold and recognizes sales revenue when the gift cards are used to purchase its products. Gift cards do not have an expiration date and gift card balances do not reduce because of inactivity or time. The Company does not charge service fees on the gift cards. Gift cards whose likelihood of redemption is deemed to be remote, due primarily to periods of inactivity, are recognized into income.

Cost of Goods Sold

Included in cost of goods sold are direct product purchase costs, all in-bound freight costs, all direct receiving and inspection costs, all quality assurance costs, all warehousing costs and all costs associated with transporting goods from the Company’s distribution center to its stores, net of earned vendor rebates and allowances. The Company recognizes, as a reduction to cost of goods sold, certain rebates and allowances (“allowances”) from its vendors as the allowances are earned. Allowances are earned by promoting certain products or by purchasing specified amounts of product. The Company records a liability for allowance funds that have been received but not yet earned. Included as a reduction in cost of goods sold for fiscal 2008, 2009 and 2010 is $5.8 million, $4.6 million and $2.9 million, respectively, of advertising costs in excess of the fair value of the co-operative advertising.

Selling, General and Administrative Expenses

Included in selling, general and administrative expenses are all store operation costs which include all store labor costs associated with receiving, displaying and selling the Company’s products at the store level; all

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 1 — The Company and Summary of Significant Accounting Policies (contd.)

Selling, General and Administrative Expenses (contd.)

advertising costs, net of the portion of co-operative advertising allowances directly related to the fair value of the advertising; certain salary, wages and administrative costs associated with the purchasing of the Company’s products and all security, management information services, accounting and corporate management costs.

As noted under “Cost of Goods Sold”, the Company includes all purchasing and distribution costs to deliver the product for sale to its stores in cost of goods sold, except for certain salary, wages and administrative costs associated with the purchasing of its products. The amount of salary, wages and administrative costs associated with the purchase of its products included in selling, general and administrative costs was $1.2 million in each fiscal year 2008, 2009 and 2010.

Vendor Rebates and Allowances

The Company receives certain allowances from its vendors that relate to the purchase and promotion of certain products. All allowances, except for advertising allowances described under “Advertising Allowances”, are recognized as a reduction in cost of goods sold as the performance is completed and inventory sold. Allowances, such as slotting fees, which are tied to the promotion of certain products are recognized as reductions in cost of goods sold as the Company meets the required performance criteria. Allowances that are based upon purchase or sales volumes are recognized as reductions in cost of goods sold as the products are sold. The Company receives lump-sum payments from vendors for the promotion or purchase of products over multi-year periods. The Company records a liability for unearned allowances and recognizes, as a reduction in cost of goods sold, these allowances over time as the criteria of these contracts are met.

Advertising

The Company’s advertising costs, net of vendor allowances for co-operative advertising, are recognized in the period the advertising is incurred and are included in selling, general and administrative expenses. Advertising costs, net of vendor allowances, were $23.7 million, $22.2 million and $20.4 million in fiscal 2008, 2009 and 2010, respectively.

Advertising Allowances

A significant portion of the Company’s advertising expenditures is in the form of twice weekly print advertisements. The Company distributes its print ads through inserts in local newspapers, in direct mailers and as handouts distributed in its stores. The Company receives co-operative advertising allowances from vendors for advertising specific vendor products over specific periods of time. The Company recognized the portion of co-operative advertising allowances directly related to the fair value of advertising as a reduction in advertising costs. The Company analyzes, on a monthly basis, the direct out-of-pocket costs for printing and distributing its print ads. Using the number of ads in a typical twice weekly advertisement, the actual direct costs of an individual advertisement is determined. The cost determined is deemed to be the fair value of advertising. The amount of co-operative advertising allowance recognized as a reduction in advertising expense was $4.4 million in fiscal 2008, $2.6 million in fiscal 2009 and $1.6 million in fiscal 2010. The amount of advertising costs in excess of the fair value of advertising is recorded as a reduction in cost of goods sold.

Leases

Certain of the Company’s operating leases provide for minimum annual payments that change over the life of the lease. The aggregate minimum annual payments are expensed on the straight-line basis over the minimum

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 1 — The Company and Summary of Significant Accounting Policies (contd.)

Leases (contd.)

lease term. The Company recognizes a deferred rent liability for minimum step rents when the amount of rent expense exceeds the actual lease payments and it reduces the deferred rent liability when the actual lease payments exceeds the amount of straight-line rent expense. Rent holidays and tenant improvement allowances for store remodels are amortized on the straight-line basis over the initial term of the lease and any option period that is reasonably assured of being exercised.

Note 2 — New Debt Issuance and Early Extinguishment of Debt

Issuance of New Notes

On November 29, 2010, the Company completed the sale of $255 million in aggregate principal amount of 7 3/8% Senior Notes due November 15, 2018 (the “New Notes”) in a private offering.

The New Notes are unregistered and unsecured obligations of the Company and are guaranteed by Markets and Development and the Company’s indirect subsidiaries, Dairies and Super Rx. The Company incurred $6.4 million of debt issuance costs related to the issuance of the 7 3/8% Senior Notes, which will be amortized over the term of the New Notes to interest expense.

Issuance of New Credit Facility

On November 29, 2010, the Company entered into a new $245 million senior secured credit facility (the “New Credit Facility”) with Bank of America, N.A., as administrative agent and a lender. The New Credit Facility consists of a four-year $145 million term loan (the “Term Loan”) and a $100 million revolving credit facility (the “New Revolving Credit Facility”). The New Credit Facility replaced the Company’s existing $100 million credit facility as of November 29, 2010. The New Credit Facility is secured by substantially all of the Company’s personal property excluding certain intangible assets consisting of trademarks and shares of capital stock. The New Credit Facility is guaranteed by the Company, Development, Super Rx and Dairies.

The Term Loan bears interest at Eurodollar Rate plus 2.50% or the Base rate plus 1.50% (as defined in the New Credit Facility) and the interest is payable quarterly in arrears and includes mandatory quarterly principal payments of 5.0% in each of the first two years of the agreement and 10.0% in each year three and four of the agreement. The Term Loan also includes additional mandatory principal payments on the Term Loan based on a percentage of “excess cash flow” as defined in the New Credit Facility”. The Term Loan is due November 29, 2014 with any remaining outstanding principal amounts under the Term Loan due as of that date. The security held under the New Credit Facility is held until the Term Loan is paid in full. The Company incurred $2.1 million of debt issuance cost related to the Term Loan which will be amortized over the term of the Term Loan.

Subject to certain restrictions, the entire amount of the New Revolving Credit Facility may be used for loans, letters of credit, or a combination thereof. Borrowings under the New Revolving Credit Facility are secured and will be used for working capital, certain capital expenditures and other general corporate purposes. Letters of credit issued under the letter of credit facility are expected to be used for workers’ compensation insurance obligations and may be used for new store construction and certain other corporate purposes. The availability of the loans and letters of credit is subject to certain borrowing restrictions.

Loans under the New Revolving Credit Facility bear interest at a rate based upon either (i) the “Base Rate” (defined as the higher of (a) the federal funds rate plus 0.50% and (b) the Bank of America “prime rate”), plus

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 2 — New Debt Issuance and Early Extinguishment of Debt (contd.)

Issuance of New Credit Facility (contd.)

1.50%, or (ii) the “Eurodollar Rate” (defined as the British Bankers Association LIBOR Rate adjusted for the maximum reserve requirement for Eurocurrency funding), plus 2.50%. For Eurodollar Rate loans, the Company will be entitled to select interest periods of one, two, three, six, nine or twelve months, subject to availability.

The terms and provisions relating to covenants, including restricted payments, and events of defaults under the New Revolving Credit Facility are consistent with those of the existing credit facility.

The Company’s $49.8 million of outstanding letters of credit continue to be issued and outstanding under the New Revolving Credit Facility.

The New Revolving Credit Facility will cease to be available and will be payable in full on November 29, 2014.

Early Extinguishment of Debt

On November 29, 2010, the Company used the proceeds from the New Notes and the New Term Loan and cash on hand to make a payment of $496.9 million to purchase and make tender payments on approximately $477.5 million of outstanding principal of its $525 million outstanding aggregate principal amount of 8.125% Senior Notes due 2012 (the “Old Notes”) that were validly tendered as of November 26, 2010. The tender payment included a consent fee of $10 per $1,000 of the Old Notes tendered. The Company will record $1.8 million as interest expense related to debt purchase for the consent fee paid on the Old Notes that were validly tendered. The Company also paid $17.7 million of accrued interest related to the tendered Old Notes. On December 13, 2010, the Company completed its tender offer on the Old Notes and made a payment of $2.4 million to redeem $2.4 million of Old Notes that were validly tendered. Also the Company paid $0.1 million of accrued interest on these tendered Notes.

In connection with the Old Notes that were tendered and purchased, the Company will expense approximately $3.2 million of unamortized deferred offering costs related to the Old Notes in the first quarter of fiscal 2011.

On November 29, 2010, the Company issued a call notice to early redeem and retire all of the remaining approximately $47.5 million outstanding Old Notes. The call date for redemption of the remaining outstanding Old Notes is January 14, 2011.

As a result of the early extinguishment of debt, $132.3 million of previously long-term debt has been classified as current portion of long-term debt on the September 26, 2010 consolidated balance sheet.

Note 3 — Debt

Long-term debt consisted of the following:

	Fiscal Year Ended
	Sept. 27, 2009	Sept. 26, 2010
	(In thousands)
8.125% Senior Notes due 2012	$525,000	$525,000
7.75% Senior Notes due 2015	285,000	285,000

	810,000	810,000
Less current portion of long-term debt	—	132,250

Long-term debt, less current portion	$810,000	$677,750

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 3 — Debt (contd.)

Interest on the 8.125% Senior Notes due June 2012 (the “8.125% Senior Notes”), is payable semi-annually in arrears on June 15 and December 15. Principal on the 8.125% Senior Notes is due in fiscal 2012.

Interest on the 7.75% Senior Notes is payable semi-annually in arrears on April 15 and October 15. Principal on the 7.75% Senior Notes is due in fiscal 2015.

Interest capitalized during fiscal 2008 and 2009 amounted to $11.3 million and $0.5 million, respectively. There was no capitalized interest in fiscal 2010. Interest expense incurred, before the effect of capitalized interest, amounted to $68.8 million in both fiscal years 2008 and 2009 and amounted to $68.5 million in fiscal year 2010.

The Company is subject to certain covenants associated with its 8.125% Senior Notes and its 7.75% Senior Notes. As of September 26, 2010, the Company was in compliance with all such covenants.

The Notes are guaranteed by the Company’s subsidiaries Markets and Development, and the Company’s indirect subsidiaries Super Rx and Dairies (each a “subsidiary guarantor”, and collectively, the “subsidiary guarantors”). Condensed consolidating financial information with respect to the subsidiary guarantors is not provided because the Company has no independent assets or operations, the subsidiary guarantees are full and unconditional and joint and several and there are no subsidiaries of the Company other than the subsidiary guarantors.

Note 4 — Credit Facilities

On May 4, 2010, the Company and Markets entered into the Third Amended and Restated Credit Agreement with Bank of America, N.A. (“Bank of America”), as sole and exclusive administrative agent and sole initial lender, consisting of a three-year unsecured revolving credit facility in a principal amount of up to $100 million (the “Credit Facility”), which replaced the Company’s previous credit facility.

The Credit Facility is guaranteed by all of the Company’s existing and future material subsidiaries, including Development and the Company’s indirect subsidiary Super Rx. Subject to certain restrictions, the entire amount of the Credit Facility may be used for loans, letters of credit, or a combination thereof. Borrowings under the Credit Facility are unsecured and may be used for working capital, certain capital expenditures and other general corporate purposes. Letters of credit issued under the letter of credit facility are expected to be used to support obligations incurred in connection with the construction of stores and workers’ compensation insurance obligations. The availability of the loans and letters of credit is subject to certain borrowing restrictions.

Loans under the Credit Facility bear interest at a rate based upon either (i) the “Base Rate” (defined as the higher of (a) the federal funds rate plus 0.50% and (b) the rate of interest publicly announced by Bank of America as its “prime rate”), plus 1.00%, or (ii) the “Eurodollar Rate” (defined as the British Bankers Association LIBOR Rate for deposits in dollars, adjusted for the maximum reserve requirement for Eurocurrency funding), plus 1.75%. For Eurodollar Rate Loans, the Eurodollar Rate will apply for periods, as selected by the Company, of one, two, three or six months (but in any event not later than the maturity date of the Credit Facility).

The Credit Facility requires the Company to meet certain financial tests, including minimum net worth and the maintenance of minimum earnings levels. The Credit Facility contains covenants which, among other things, limit the ability of the Company and its subsidiaries to (i) incur indebtedness, grant liens and guarantee obligations, (ii) enter into mergers, consolidations, liquidations and dissolutions, asset sales, investments, leases and transactions with affiliates, and (iii) make restricted payments. Markets is not limited in its ability to transfer assets in the form of loans, advances or cash dividends to the Company. The Credit Facility also contains covenants that apply to the

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 4 — Credit Facilities (contd.)

Company and its subsidiaries, and the Company is a party to the Credit Facility for purposes of these covenants. These covenants, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, make restricted payments, enter into transactions with affiliates, and make certain amendments to the Indentures governing the 8.125% Senior Notes and the 7.75% Senior Notes (“Notes Indentures”).

As of September 26, 2010, the Company had $49.8 million of outstanding letters of credit and it had $50.2 million available under the Credit Facility and the Company was in compliance with all restrictive covenants under the Credit Facility. However, there can be no assurance that the Company will be able to achieve the expected operating results or implement the capital expenditure strategy upon which future compliance with such covenants is based.

The Company had no short-term borrowings outstanding as of September 26, 2010 and the Company did not incur any short-term borrowings during the fiscal year ended September 26, 2010.

Note 5 — Leases

The Company leases the majority of its retail stores. Certain of the operating leases provide for minimum annual payments that change over the life of the lease. The Company expenses rental costs that are incurred during new store construction in the period incurred.

The aggregate minimum annual lease payments are expensed on the straight-line basis over the minimum lease term. The Company recognizes a deferred rent liability for minimum step rents when the amount of rent expense exceeds the actual lease payment and it reduces the deferred rent liability when the actual lease payment exceeds the amount of straight line rent expense. Rent holidays and tenant improvement allowances for store remodels are amortized on the straight-line basis over the initial term of the lease and any option period that is reasonably assured of being exercised. Certain of the Company’s operating leases are subject to contingent rent based upon the sales volume of the store subject to the lease. The Company accrues for contingent rent when the amount of contingent rent exceeds minimum lease payments. Primary lease terms range from 3 to 55 years and substantially all leases provide for renewal options.

Following is a summary of future minimum lease payments as of September 26, 2010:

	Capital Leases	Operating Leases Minimum Payments	Noncancelable Sublease Income
	(In thousands)
2011	$2,095	$38,568	$5,242
2012	1,403	35,528	4,151
2013	943	33,103	3,724
2014	316	27,065	2,878
2015	—	25,209	2,506
Thereafter	—	190,753	18,795

Total minimum lease payments	4,757	$350,226	$37,296

Less amounts representing interest	989

Present value of minimum lease payments	3,768
Less current portion	1,562

Long-term portion	$2,206

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 5 — Leases (contd.)

Rental expense and sublease income were as follows:

	Fiscal Year Ended
	Sept. 28, 2008	Sept. 27, 2009	Sept. 26, 2010
	(In thousands)
Minimum rentals	$33,454	$30,326	$29,087
Rentals based on sales	$15,020	$16,210	$16,221
Sublease income	$2,235	$4,919	$5,586

The Company has a fifteen year sublease with a third party (the “sublessee”) ending in May 2023, which contains three, five year lease options, for the lease of the Company’s former headquarters building and certain former distribution facilities located in Colton, California (the “Former Facilities”). The current lease on the Former Facilities contains multiple lease options that gives the Company the right to control the property through May 2038. The sublessee assumed all lease payments and other liabilities under the lease. The Company’s lease payments on the Former Facilities are included in the “Operating leases minimum payments” and the sublessee’ lease payments are included in “Noncancelable sublease income” in the schedule above.

Note 6 — Income Taxes

The provision for income taxes consisted of the following:

	Sept. 28, 2008	Sept. 27, 2009	Sept. 26, 2010
	(in thousands)
Current
Federal	$23,756	$16,302	$18,816
State	6,095	3,710	5,460

	29,851	20,012	24,276

Deferred
Federal	(2,826)	(152)	(5,827)
State	(1,025)	(379)	(1,862)

	(3,851)	(531)	(7,689)

Income tax expense	$26,000	$19,481	$16,587

A reconciliation of the provision for income taxes to amounts computed at the federal statutory rate is as follows:

	Sept. 28, 2008	Sept. 27, 2009	Sept. 26, 2010
Federal statutory income tax rate	35.0%	35.0%	35.0%
State franchise tax rate, net of federal income tax benefit	5.8	5.8	5.8
Tax credits	(2.3)	(2.2)	(1.2)
Other	0.5	(2.7)	0.7

Effective tax rate	39.0%	35.9%	40.3%

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 6 — Income Taxes (contd.)

Components of deferred income taxes are as follows:

	Sept. 27, 2009	Sept. 26, 2010
	(In thousands)
Deferred income tax assets:
Self-insurance reserves	$25,252	$27,756
Deferred compensation	31,504	34,209
Payroll liabilities	20,447	24,123
State franchise tax	1,377	1,860
Inventories	2,217	2,033
Income deferred for book purposes	2,602	2,074
Tax credits and operating loss carry forwards	2,561	180
Other, net	1,708	1,881

Total deferred income tax assets	87,668	94,116
Deferred income tax liabilities:
Property and equipment	(28,920)	(26,133)
Other assets	(2,255)	(2,283)

Total deferred income tax liabilities	(31,175)	(28,416)

Net deferred income tax assets	$56,493	$65,700

The Company establishes deferred tax liabilities for anticipated tax timing differences where payment of tax is anticipated. Such amounts represent a reasonable provision for taxes ultimately expected to be paid, and the amounts may be adjusted over time as additional information becomes known.

The Company does not have any material tax positions that did not meet a “more-likely-than-not” recognition threshold. As such, the Company has not recorded any liabilities for uncertain tax positions. During fiscal 2010, there have been no material changes to the amount of uncertain tax positions.

The Company recognizes interest and penalties related to income tax deficiencies or assessments by taxing authorities for any underpayment of income taxes separately from income tax expenses as either interest expense or other operating expenses.

For federal tax purposes, the Company is subject to review on its fiscal 2007 through fiscal 2010 tax returns. During fiscal 2010, the State of California Franchise Tax Board (“FTB”) concluded their review of the Company’s fiscal 2006 state return and made no changes to the Company’s reported taxes. For state tax purposes, the Company is subject to review by the FTB of its fiscal 2007 through fiscal 2010 tax returns.

Note 7 — Retirement Plans

Pension and Medical Plans

The Company has a Noncontributory Defined Benefit Pension Plan (the “Pension Plan”) covering substantially all non-union employees. The plan provides for benefits based on an employee’s compensation during the eligibility period while employed with the Company. The Company’s funding policy for this plan is to contribute annually at a rate that is intended to provide sufficient assets to meet future benefit payment requirements.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 7 — Retirement Plans (contd.)

Pension and Medical Plans (contd.)

The Company also maintains an Early Retiree Medical Premium Reimbursement Plan (the “Medical Plan”) to provide reimbursement for medical insurance premiums for employees who retire before their Social Security retirement age. The maximum benefit under the plan is $500 per month per retired employee for a maximum of 120 months.

Amounts recognized in accumulated other comprehensive income/loss for the qualified defined pension plan:

	Pension Plan			Medical Plan
	Sept. 28, 2008	Sept. 27, 2009	Sept. 26, 2010	Sept. 28, 2008	Sept. 27, 2009	Sept. 26, 2010
	(in thousands)
Prior service cost	$2	$2	$2	$(78)	$(78)	$(78)
Net actuarial gain/(loss)	(6,269)	19,258	3,653	$(130)	$260	$143

Total recognized in accumulated other comprehensive gain/(loss), before tax	$(6,267)	$19,260	$3,655	$(208)	$182	$65

The following tables provide a reconciliation of the changes in the pension plan’s benefit obligation and fair value of assets for fiscal years ending and a statement of the funded status as of the fiscal years ended September 27, 2009 and September 26, 2010:

	Pension Plan		Medical Plan
	Sept. 27, 2009	Sept. 26, 2010	Sept. 27, 2009	Sept. 26, 2010
	(in thousands)
Change in benefit obligation:
Beginning balance	$52,850	$76,104	$1,364	$1,698
Service cost	2,294	3,302	34	47
Interest cost	3,857	4,002	98	91
Actuarial loss	18,318	6,551	260	157
Benefit payments	(1,215)	(1,651)	(58)	(65)

Ending balance	$76,104	$88,308	$1,698	$1,928

Change in fair value of plan assets:
Beginning balance	$47,997	$53,280	$—	$—
Actual return on plan assets	2,064	4,964	—	—
Employer contributions	4,434	3,160	58	65
Benefit payments	(1,215)	(1,651)	(58)	(65)

Ending balance	$53,280	$59,753	$—	$—

Funded status:
Fair value of plan assets	$53,280	$59,753	$—	$—
Projected benefit obligation	76,104	88,308	1,698	1,928

Under funded	$(22,824)	$(28,555)	$(1,698)	$(1,928)

Market related value of plan assets is calculated using fair market value, as provided by a third-party trustee. The plan’s investments include cash, which earns interest, governmental securities and corporate bonds and securities.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 7 — Retirement Plans (contd.)

Pension Plan

The following table provides the components of fiscal 2008, 2009 and 2010 net pension expense:

	Sept. 28, 2008	Sept. 27, 2009	Sept. 26, 2010
	(in thousands)
Expected return on assets	$(3,076)	$(3,201)	$(3,463)
Service cost	2,632	2,294	3,302
Interest cost	3,504	3,857	4,002
Amortization of prior service cost	(2)	(2)	(2)
Amortization of recognized losses	584	197	1,397

Net pension expense	$3,642	$3,145	$5,236

Actuarial assumptions used to determine net pension expense were:
Discount rate	6.25%	7.50%	5.50%
Rate of increase in compensation levels	3.00%	3.00%	3.00%
Expected long-term rate of return on assets	6.50%	6.50%	6.50%
Actuarial assumptions used to determine year-end projected benefit obligation were:
Weighted-average discount rate	7.50%	5.50%	5.00%
Weighted-average rate of compensation increase	3.00%	3.00%	3.00%

Expenses recognized for the Pension Plan were $4.0 million, $3.6 million and $5.7 million in fiscal years 2008, 2009 and 2010, respectively. Pension expenses included trustee and administrative expenses for the Pension Plan of $0.3 million, $0.4 million and $0.4 million in fiscal years 2008, 2009 and 2010, respectively.

The Company has adopted and implemented an investment policy for the defined benefit pension plan that incorporates a strategic long-term asset allocation mix designed to meet the Company’s long-term pension requirements. This asset allocation policy is reviewed annually and, on a regular basis, actual allocations are rebalanced to the prevailing targets. As of September 26, 2010, the strategic target asset allocation is 67% fixed income and 33% equity. The following table summarizes actual allocations for the Company’s plan at the end of fiscal 2009 and fiscal 2010:

	Sept. 27, 2009	Sept. 26, 2010
	(in thousands)
Asset category:
Fixed income	$37,053	$41,924
Equity	14,537	16,204
Cash and accrued income	1,690	1,625

Total	$53,280	$59,753

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 7 — Retirement Plans (contd.)

Pension Plan (contd.)

	As of September 26, 2010
	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(in thousands)
Asset category:
Fixed income	$11,644	$30,280	$—	$41,924
Equity:
Small cap enhanced core fund	—	—	2,575	2,575
Mid cap enhanced core fund	—	—	3,927	3,927
Large cap enhanced core fund	—	—	9,702	9,702
Cash and accrued income	1,625	—	—	1,625

	$13,269	$30,280	$16,204	$59,753

The above table sets forth by level, within the fair value hierarchy, the Pension Plan’s assets at fair value. The Company was unable to obtain the information necessary to prepare a reconciliation of the beginning and ending balances for investments classified as Level 3.

Generally accepted accounting principals (“GAAP”) establishes a fair value hierarchy that priorities the inputs used to measure fair value. The three levels of the fair value hierarchy defined in the standards are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities;

Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable;

Level 3 — Unobservable pricing inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The investment policy is for the fund to earn long-term investment returns in excess of inflation, which is at least equal to the actuarial discount rate used to calculate the plan’s liability. The protection of principal is the focus of the investment policy.

The Company expects to contribute approximately $2.6 million to its defined benefit pension plan during fiscal 2011.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 7 — Retirement Plans (contd.)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid:

Pension Benefits
(in thousands)
2011	$2,933
2012	$3,538
2013	$4,317
2014	$3,966
2015	$4,211
2016 - 2020	$27,908

Medical Plan

The following table provides the components of fiscal 2008, 2009 and 2010 net periodic benefit costs:

	Sept. 28, 2008	Sept. 27, 2009	Sept. 26, 2010
	(in thousands)
Service cost	$ 41	$ 34	$ 47
Interest cost	88	98	91
Amortization of prior service cost	78	78	78
Amortization of recognized losses	7	—	13

Net periodic benefit costs	$214	$210	$229

Actuarial assumptions used to determine net periodic benefit costs were:
Discount rate	6.25%	7.50%	5.50%
Actuarial assumptions used to determine year-end projected benefit obligation were:
Weighted-average discount rate	7.50%	5.50%	4.50%

Expenses recognized for the medical plan were $0.2 million in each fiscal year 2008, 2009 and 2010.

The Company expects to contribute approximately $0.1 million to the medical plan during fiscal 2011.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid:

Medical Benefits
(in thousands)
2011	$106
2012	$122
2013	$137
2014	$139
2015	$129
2016 - 2020	$686

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 7 — Retirement Plans (contd.)

Profit Sharing Plan

The Company has a noncontributory defined contribution profit sharing plan covering substantially all non-union employees. Union employees may participate if their collective bargaining agreement specifically provides for their inclusion. The Company may contribute up to 7.5% of total compensation paid or accrued during the year to each plan participant subject to limitations imposed by the Internal Revenue Code. The Company recognized expenses for this plan in the amount of $1.2 million in fiscal 2008, $1.0 million in fiscal 2009 and $0.5 million in fiscal 2010.

Multi-Employer Plans

The Company also contributes to multi-employer defined benefit retirement plans in accordance with the provisions of the various labor agreements that govern the plans. Contributions to these plans are generally based on the number of hours worked. Information for these plans as to vested and non-vested accumulated benefits and net assets available for benefits is not available.

The Company’s expense for these retirement plans and health and welfare plans consisted of the following:

	Sept. 28, 2008	Sept. 27, 2009	Sept. 26, 2010
	(in thousands)
Multi-Employer Pension Plans	$40,508	$40,294	$37,567
Multi-Employer Health and Welfare	71,342	73,459	83,437

Total Multi-Employer Benefits	$111,850	$113,753	$121,004

The Company’s employer contributions fluctuate as a result of changes to employer contributions outlined in collective bargaining agreements.

Note 8 — Labor Relations

The Company’s collective bargaining agreements with the UFCW were renewed in March 2007 and extends through March 2011. The Company’s collective bargaining agreement with the International Brotherhood of Teamsters was renewed in October 2010 and expires in September 2015. Substantially all of our employees are covered by collective bargaining agreements.

Note 9 — Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short-term maturity of these instruments.

Receivables

The carrying amount approximates fair value because of the short-term maturity of these instruments.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 9 — Fair Value of Financial Instruments (contd.)

Long-Term Receivable, Current Portion

Although market quotes for the fair value of the Company’s long-term receivable are not readily available, the Company valued its long-term receivable based on a discounted cash flow approach applying a discount rate that approximates long-term market rates.

Long-Term Debt and Capital Lease Obligations

The fair value of the 8.125% Senior Notes and the 7.75% Senior Notes, are based on quoted market prices. Although market quotes for the fair value of the Company’s capitalized lease obligations are not readily available, the Company believes the stated value approximates fair value.

The estimated fair values of the Company’s financial instruments are as follows:

	As of September 26, 2010
	(In thousands)
	Carrying Amount	Fair Value
Cash and cash equivalents	$325,005	$325,005
Receivables	$35,614	$35,614
Long-term receivable, current portion	$16,001	$16,001
Long-term debt	$810,000	$819,413
Capitalized lease obligations	$3,768	$3,768

Note 10 — Litigation Matters

In the ordinary course of business, the Company is party to various legal actions which it believes are incidental to the operation of its business and the business of its subsidiaries. The Company records an appropriate provision when the occurrence of loss is probable and can be reasonably estimated. The Company believes that the outcome of such legal proceedings to which it is currently a party will not have a material adverse effect upon its results of operations or its consolidated financial condition.

In December 2008, an action by Dennis M. O’Connor, et al. was filed in the Los Angeles Superior Court against Santee Dairies, Inc., dba Heartland Farms (now SBM Dairies, Inc.) seeking individual and potential class action monetary damages for time spent by non-exempt hourly paid employees for changing into and out of sanitary uniforms. On September 23, 2010 following mediation the case was settled. Under the settlement agreement, the settlement amount will be paid pursuant to procedures for filing and approval of claims for members of the certified class with a portion of any unclaimed amounts returned to SBM Dairies, Inc. The full settlement amount has been recorded in the Company’s consolidated financial statements.

Note 11 — Long-Term Receivable

During the second quarter of fiscal 2010, Markets entered into the Comprehensive Tri-Party Termination Infrastructure Reimbursement Agreement (the “Termination Agreement”) with the Inland Valley Development Agency (the “IVDA”) and Hillwood/San Bernardino, LLC (“Hillwood”) to terminate commitments with Hillwood under certain obligations and settle outstanding financial issues among the parties arising from several agreements previously entered into with Hillwood and the IVDA in connection with the development of the Distribution Center. As part of the Termination Agreement, the amount previously due from the IVDA for tax

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 11 — Long-Term Receivable (contd.)

increment reimbursement related to the construction of the Distribution Center was negotiated downward from $18.9 million to $17.7 million. The $17.7 million receivable was classified as a current asset and the $1.2 million adjustment out of long-term receivable was recorded to “Building and improvements” in the Company’s June 27, 2010 consolidated balance sheet. Under the Termination Agreement, Markets paid approximately $0.7 million to Hillwood as reimbursement for shared improvement costs and any further financial commitments between Markets and Hillwood were terminated. The $0.7 million reimbursement was recorded to “Buildings and improvements” in the Company’s consolidated balance sheet.

Note 12 — Deferred Compensation Plan

The Company maintains a deferred compensation plan for certain executives of Markets. Mr. Jack H. Brown is not eligible to receive awards. Awards under the plan are for units that have an assigned value. Awards under the plan vest after five years, except that upon a participant’s early retirement, permanent total disability or death, awards are considered partially vested at the rate of 20% for each year of employment following the grant. If a participant voluntarily terminates his or her employment, or is terminated for cause, any awards not fully vested under the plan will terminate and no payment will be made. As of September 27, 2009 and September 26, 2010, there were 899,600 and 889,600 units outstanding, respectively. The Company recognized an expense for the plan of $12.1 million, $11.0 million and $7.9 million in 2008, 2009 and 2010, respectively.

Note 13 — Related Party Transactions

On both September 25, 2008 and November 17, 2009, the Company paid a $5.0 million dividend to La Cadena.

The Company paid legal fees of $2.8 million, $1.8 million and $2.4 million in fiscal 2008, 2009 and 2010, respectively, to the law firm of Varner & Brandt LLP. Mr. Bruce D. Varner is the Senior Partner of Varner & Brandt LLP and is also a director of the Company. Mr. Varner received director fees of $54,000 in each fiscal year 2008, 2009 and 2010.

Note 14 — Stock Redemption

On September 25, 2008, the Company redeemed 618 shares of its Class A Common Stock for $8.2 million. The redemption was for shares distributed to the Moseley Trust by La Cadena.

On December 28, 2009, the Company redeemed 600 shares of its Class A Common Stock for $8.0 million. The redemption was for shares distributed to the Moseley Trust by La Cadena.

As of September 26, 2010, the Company had the ability under the Credit Facility to make restricted payments, including dividends of up to $38.0 million.

Note 15 — Asset Sale

On October 11, 2009, the Company sold substantially all of the assets of Dairies to subsidiaries of Dean Foods (“Dean Foods”) for $88.0 million in cash, subject to a working capital adjustment, and assumption of certain liabilities including substantially all of Dairies’ current liabilities, which included accounts payable. In the second quarter of fiscal 2010, the purchase price was adjusted upward by approximately $1.5 million due to an adjustment made for working capital. Dairies’ assets which were sold consisted primarily of accounts receivable, inventory and property and equipment. The Company incurred approximately $3.8 million in transaction and

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 15 — Asset Sale (contd.)

other fees related to the transaction and recognized a gain, net of tax, of approximately $5.6 million. The pre-tax gain from the sale of Dairies’ assets is included in “Gain on sale of dairy assets” within the consolidated statements of income. Dairies retained responsibility for all workers compensation claims through the date of the transaction.

Also on October 11, 2009, the Company entered into a ten year Product Purchase Agreement (the “PPA”) with Dean Foods to purchase substantially all of its milk products sold in its supermarkets from Dean Foods. The purchase prices under the PPA are deemed to approximate market pricing.

As of October 11, 2009, the Company ceased all dairy manufacturing operations.

Markets and Super Rx have similar customers, regulatory requirements and delivery methods to customers and are included together as one reportable segment. Prior to the Dairy Transaction, Dairies was a separate reportable segment of the Company. As operating activities of Dairies have ceased and operating results from September 28, 2009 to October 11, 2009 are not material to the overall financial statements of the Company taken as a whole, the Company no longer has separate reportable segments to disclose.

Note 16 — Quarterly Results (unaudited)

Quarterly results for fiscal 2008, 2009 and 2010 are as follows (in thousands except share and per share amounts):

	Sales	Gross Profit	Operating Profit	Net Income	Average Shares Outstanding	Earnings Per Share
Fiscal 2008 Quarters
13 weeks ended 12/30/07	$943,030	$244,429	$27,203	$10,751	35,770	$300.56
13 weeks ended 03/30/08	925,361	256,278	34,581	13,531	35,770	378.28
13 weeks ended 06/29/08	932,668	249,221	28,372	9,179	35,770	256.61
13 weeks ended 09/28/08	940,195	248,252	25,340	7,169	35,750	200.53

	$3,741,254	$998,180	$115,496	$40,630	35,765	$1,136.03

Fiscal 2009 Quarters
13 weeks ended 12/28/08	$959,253	$246,862	$22,498	$3,541	35,152	$100.73
13 weeks ended 03/29/09	930,996	255,826	35,962	11,121	35,152	316.37
13 weeks ended 06/28/09	928,641	254,216	37,793	15,142	35,152	430.76
13 weeks ended 09/27/09	947,150	245,132	25,055	4,965	35,152	141.24

	$3,766,040	$1,002,036	$121,308	$34,769	35,152	$989.10

Fiscal 2010 Quarters
13 weeks ended 12/27/09	$923,864	$238,150	$28,146	$6,711	35,152	$190.91
13 weeks ended 03/28/10	885,537	236,445	27,085	5,967	34,572	172.60
13 weeks ended 06/27/10	900,044	245,657	27,474	5,982	34,552	173.13
13 weeks ended 09/26/10	897,394	249,696	26,119	5,924	34,552	171.45

	$3,606,839	$969,948	$108,824	$24,584	34,707	$708.33

STATER BROS. HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

ASSETS

	Sept. 26, 2010	June. 26, 2011
		(Unaudited)
Current assets
Cash and cash equivalents	$325,005	$176,909
Restricted cash	3,121	3,121
Receivables, net of allowance of $1,219 and $1,237	35,614	33,831
Income tax receivables	—	1,412
Inventories	203,702	244,674
Prepaid expenses	12,678	10,878
Deferred income taxes	27,428	25,526
Current portion of long-term note receivable	—	600
Current portion of long-term receivable	16,001	9,275

Total current assets	623,549	506,226

Property and equipment
Land	97,770	101,202
Buildings and improvements	559,500	576,198
Store fixtures and equipment	438,306	448,327
Property subject to capital leases	9,983	9,983

	1,105,559	1,135,710

Less accumulated depreciation and amortization	461,495	502,418

	644,064	633,292
Deferred income taxes, long-term	38,272	38,377
Deferred debt issuance cost, net	8,074	11,194
Long-term note receivable, less current portion	—	2,418
Other assets	8,828	8,670

	55,174	60,659

Total assets	$1,322,787	$1,200,177

See accompanying notes to unaudited consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS (contd.)

(In thousands, except share amounts)

LIABILITIES AND STOCKHOLDER’S EQUITY

	Sept. 26, 2010	June 26, 2011
		(Unaudited)
Current liabilities
Accounts payable	$135,642	$145,578
Accrued payroll and related expenses	85,404	99,252
Accrued interest	21,845	7,658
Other accrued liabilities	40,196	25,737
Accrued income taxes	527	—
Current portion of capital lease obligations	1,562	1,344
Current portion of long-term debt	132,250	7,250

Total current liabilities	417,426	286,819

Capital lease obligations, less current portion	2,206	1,276
Long-term debt, less current portion	677,750	675,938
Long-term portion of self-insurance and other reserves	40,565	47,156
Long-term deferred benefits	75,634	75,999
Other long-term liabilities	36,073	37,300

Total liabilities	1,249,654	1,124,488

Commitments and contingencies

Stockholder’s equity
Common Stock, $.01 par value:
Authorized shares — 100,000 Issued and outstanding shares — 0	—	—
Class A Common Stock, $.01 par value:
Authorized shares — 100,000 Issued and outstanding shares — 34,552 in 2010, 33,837 in 2011	—	—
Additional paid-in capital	8,786	8,605
Accumulated other comprehensive loss	(18,926)	(18,926)
Retained earnings	83,273	86,010

Total stockholder’s equity	73,133	75,689

Total liabilities and stockholder’s equity	$1,322,787	$1,200,177

See accompanying notes to unaudited consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(In thousands, except per share and share amounts)

	13 Weeks Ended
	June 27, 2010	June 26, 2011
Sales	$900,044	$939,026
Cost of goods sold	654,387	687,710

Gross profit	245,657	251,316
Operating expenses
Selling, general and administrative expenses	205,564	216,040
Gain on sale of dairy assets
Depreciation and amortization	12,619	11,831

Total operating expenses	218,183	227,871

Operating profit	27,474	23,445
Interest income	27	213
Interest expense	(16,983)	(11,827)
Other income, net	17	183

Income before income taxes	10,535	12,014
Income taxes	4,553	4,956

Net income	$5,982	$7,058

Earnings per average common share outstanding	$173.13	$208.59

Average common shares outstanding	34,552	33,837

Shares outstanding at end of period	34,552	33,837

See accompanying notes to unaudited consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(In thousands, except per share and share amounts)

	39 Weeks Ended
	June 27, 2010	June 26, 2011
Sales	$2,709,445	$2,751,460
Cost of goods sold	1,989,193	2,016,234

Gross profit	720,252	735,226
Operating expenses
Selling, general and administrative expenses	608,870	625,517
Gain on sale of dairy assets	(9,396)	—
Depreciation and amortization	38,073	36,346

Total operating expenses	637,547	661,863

Operating profit	82,705	73,363
Interest income	112	688
Interest expense	(51,546)	(43,662)
Interest related to debt purchase	—	(1,775)
Other income (expense), net	22	93

Income before income taxes	31,293	28,707
Income taxes	12,633	11,611

Net income	$18,660	$17,096

Earnings per average common share outstanding	$536.84	$499.91

Average common shares outstanding	34,759	34,198

Shares outstanding at end of period	34,552	33,837

See accompanying notes to unaudited consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	39 Weeks Ended
	June 27, 2010	June 26, 2011
Operating activities:
Net income	$18,660	$17,096
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	46,554	44,774
Amortization of debt issuance costs	2,408	5,436
Premium paid on early retirement of debt	—	1,775
(Increase) decrease in deferred income taxes	(6,190)	1,797
Gain on sale of dairy assets	(9,396)	—
(Gain) loss on disposals of assets	(21)	(93)
Changes in operating assets and liabilities:
Increase in receivables	960	1,783
Increase in income tax receivables	3,423	(1,412)
Increase in inventories	(9,248)	(40,972)
(Increase) decrease in prepaid expenses	(1,715)	1,800
Decrease in assets held for sale	215	—
Decrease in other assets	744	158
Increase (decrease) in accounts payable	(14,057)	9,936
Decrease in income taxes payable	—	(527)
Increase in liabilities held for sale	(15,565)	(16,573)
Increase (decrease) in other accrued liabilities	1,014	—
Increase in long-term reserves	5,797	8,183

Net cash provided by operating activities	23,583	33,161

Financing activities:
Proceeds from issuance of long-term debt	—	400,000
Debt issuance costs	—	(8,556)
Principal payments on long-term debt	—	(526,812)
Principal payments on capital lease obligations	(983)	(1,148)
Stock redemption	(8,000)	(9,540)
Dividend paid	(5,000)	(5,000)

Net cash used in financing activities	(13,983)	(151,056)

Investing activities:
Decrease in long-term note receivable	793	—
Decrease in long term receivable	1,740	6,726
Proceeds from sale of dairy assets, net of fees	85,833	—
Purchase of property and equipment	(27,117)	(37,253)
Proceeds from sale of property and equipment	67	326

Net cash provided by (used in) investing activities	61,316	(30,201)

Net increase (decrease) in cash and cash equivalents	70,916	(148,096)
Cash and cash equivalents at beginning of period	196,914	325,005

Cash and cash equivalents at end of period	$267,830	$176,909

Interest paid	$65,340	$44,184
Income taxes paid	$15,400	$11,755

See accompanying notes to unaudited consolidated financial statements.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 26, 2011

Note 1 — Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the thirty-nine weeks ended June 26, 2011 are not necessarily indicative of the results that may be expected for the year ending September 25, 2011.

The consolidated balance sheet at September 26, 2010 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s report on Form 10-K for the year ended September 26, 2010.

Note 2 — Principles of Consolidation

The unaudited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Stater Bros. Markets (“Markets”) and Stater Bros. Development, Inc. (“Development”) and Markets’ wholly-owned subsidiaries, Super Rx, Inc. (“Super Rx”) and SBM Dairies, Inc. (“Dairies”). All significant inter-company transactions have been eliminated in consolidation.

Note 3 — Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these consolidated financial statements and has determined that, other than the events disclosed in “Note 11 — Long-Term Receivable”, there were no material subsequent events that need to be disclosed in the consolidated financial statements.

Note 4 — Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 5 — Income Taxes

The Company establishes deferred tax liabilities for anticipated tax timing differences where payment of tax is anticipated. Such amounts represent a reasonable provision for taxes ultimately expected to be paid, and the amounts may be adjusted over time as additional information becomes known.

The Company does not have any material tax positions that did not meet a “more-likely-than-not” recognition threshold. As such, the Company has not recorded any liabilities for uncertain tax positions. During the thirty-nine weeks ended June 26, 2011, there have been no material changes to the amount of uncertain tax positions.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 26, 2011

Note 5 — Income Taxes (contd.)

The Company recognizes interest and penalties related to income tax deficiencies or assessments by taxing authorities for any underpayment of income taxes separately from income tax expenses as interest expense or other operating expenses.

For federal tax purposes, the Company is subject to review of its fiscal 2007 through fiscal 2010 tax returns. During the first quarter of fiscal 2011, the State of California’s Franchise Tax Board (the “FTB”) concluded their audit of the Company’s fiscal 2007 state return and made no significant changes to the Company’s reported taxes. For state tax purposes, the Company is subject to review of its fiscal 2008 through fiscal 2010 state tax returns. During the third quarter of fiscal 2011, the FTB began their audit of the Company’s fiscal 2008 and fiscal 2009 state tax returns. Nothing has come to the attention of the Company that would indicate any material findings by the FTB as a result of their audit.

Note 6 — Retirement Plans

The Company has a Noncontributory Defined Benefit Pension Plan (the “Plan”) covering substantially all non-union employees. The Plan provides for benefits based on an employee’s compensation during the eligibility period while employed with the Company. The Company’s funding policy for the Plan is to contribute annually at a rate that is intended to provide sufficient assets to meet future benefit payment requirements. The market value of Plan assets is calculated using fair market values as provided by a third-party trustee. The Plan’s investments include cash, which earns interest, governmental securities, and corporate bonds and securities.

The following table provides the components of net periodic pension expense:

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	June 27, 2010	June 26, 2011	June 27, 2010	June 26, 2011
	(in thousands)		(in thousands)
Expected return on assets	$(865)	$(971)	$(2,597)	$(2,913)
Service cost	826	944	2,477	2,831
Interest cost	1,001	1,072	3,002	3,216
Amortization of prior service cost	(1)	1	(2)	2
Amortization of recognized losses	349	392	1,048	1,177

Net pension expense	$1,310	$1,438	$3,928	$4,313

Actuarial assumptions used to determine net pension expense were:
Discount rate	5.50%	5.00%	5.50%	5.00%
Rate of increase in compensation levels	3.00%	3.00%	3.00%	3.00%
Expected long-term rate of return on assets	6.50%	6.50%	6.50%	6.50%

The Company made approximately $2.1 million of contributions to its noncontributory defined pension plan during the thirty-nine weeks ended June 26, 2011 and the Company expects to contribute an additional $0.5 million during the remainder of fiscal 2011.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 26, 2011

Note 7 — Asset Sale

On October 11, 2009, the Company sold substantially all of the assets of Dairies to subsidiaries of Dean Foods (“Dean Foods”) for $88.0 million in cash, subject to a working capital adjustment, and the assumption by Dean Foods of certain liabilities including substantially all of Dairies’ current liabilities, which included accounts payable. In the second quarter of fiscal 2010, the purchase price was adjusted upward by approximately $1.5 million due to an adjustment made for working capital. Dairies’ assets which were sold consisted primarily of accounts receivable, inventory and property and equipment. The Company incurred approximately $3.8 million in transaction and other fees related to the sale and recognized a gain, net of tax, of approximately $5.6 million. The pre-tax gain from the sale of Dairies’ assets is included in “Gain on sale of dairy assets” within the unaudited consolidated statements of income. Dairies retained responsibility for all workers’ compensation claims through the date of the transaction.

Also on October 11, 2009, the Company entered into a ten year Product Purchase Agreement (the “PPA”) with Dean Foods to purchase substantially all of its milk products sold in its supermarkets from Dean Foods. The purchase prices under the PPA are deemed to approximate market pricing.

As of October 11, 2009, the Company ceased all dairy manufacturing operations.

Note 8 — New Debt Issuance and Early Extinguishment of Debt

Issuance of New Notes

On November 29, 2010, the Company issued $255.0 million in aggregate principal amount of 7.375% Senior Notes due November 15, 2018 (the “New Notes”) in a private offering. The New Notes are unregistered and unsecured obligations of the Company. The Company incurred approximately $6.6 million of debt issuance costs related to the issuance of the New Notes, which will be amortized to interest expense over the term of the New Notes.

Issuance of New Credit Facility

On November 29, 2010, the Company and Markets entered into a new $245.0 million senior secured credit facility (the “Credit Facility”) with Bank of America, N.A., as administrative agent and a lender. Lenders under the Credit Facility consist of a consortium of banks. The Credit Facility consists of a four-year $145.0 million term loan (the “Term Loan”) and a $100.0 million revolving credit facility (the “Revolving Credit Facility”). The Credit Facility replaced the Company’s existing $100.0 million credit facility. The Credit Facility is secured by substantially all of the Company’s personal property excluding certain intangible assets consisting of trademarks and shares of capital stock. The Credit Facility is guaranteed by the Company, its direct subsidiary Development and by its indirect subsidiaries Super Rx and Dairies.

The Term Loan bears interest at the Eurodollar Rate plus 2.50% or the Base Rate plus 1.50% (as defined in the Credit Facility) and the interest under the Term Loan is payable quarterly in arrears and includes mandatory quarterly principal payments of 5.0%, of the original outstanding balance, in each of the first two years of the agreement and 10.0%, of the original outstanding balance, in each of the years three and four of the agreement. The Term Loan also includes additional mandatory principal payments on the Term Loan based on a percentage of “excess cash flow” as defined in the Credit Facility. The Term Loan is due November 29, 2014 with any remaining outstanding principal amounts under the Term Loan due as of that date. The security held under the Credit Facility is held until the Term Loan is paid in full. The Company incurred approximately $2.0 million of debt issuance costs related to the Term Loan, which will be amortized to interest expense over the term of the Term Loan.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 26, 2011

Note 8 — New Debt Issuance and Early Extinguishment of Debt (contd.)

Issuance of New Credit Facility (contd.)

As of June 26, 2011, the interest rates on the Term Loan were based on the Eurodollar Rate and consisted of a ninety day rate of approximately 2.807% on approximately $3.6 million of outstanding principal amount and a twelve month rate of approximately 3.287% on approximately $139.6 million of outstanding principal amount.

Subject to certain restrictions, the entire amount of the Revolving Credit Facility may be used for loans, letters of credit or a combination thereof. Borrowing under the Revolving Credit Facility are secured and will be used for working capital, certain capital expenditures and other general corporate purposes. Letters of credit issued under the Revolving Credit Facility are expected to be used for workers’ compensation insurance obligations and may be used for new store construction and certain other corporate purposes. The availability of the loans and letters of credit are subject to certain borrowing restrictions.

Loans under the Revolving Credit Facility bear interest at a rate based upon either (i) the “Base Rate” (defined as the higher of (a) the federal funds rate plus 0.50% and (b) the Bank of America “prime rate”), plus 1.50%, or (ii) the “Eurodollar Rate” (defined as the British Bankers Association LIBOR Rate adjusted for the maximum reserve requirement for Eurocurrency funding), plus 2.50%. For Eurodollar Rate loans, the Company will be entitled to select interest periods of one, two, three, six, nine or twelve months, subject to availability.

The Credit Facility requires the Company and Markets to meet certain financial tests, including minimum net worth and the maintenance of minimum earnings levels. The Credit Facility contains covenants which, among other things, limit the ability of the Company and its subsidiaries to (i) incur indebtedness, grant liens and guarantee obligations, (ii) enter into mergers, consolidations, liquidations and dissolutions, asset sales, investments, leases and transactions with affiliates, (iii) make restricted payments and (iv) make certain amendments to the Indentures governing the 7.375% Senior Notes and 7.75% Senior Notes (“Notes Indentures”). Markets and the Company’s other direct and indirect subsidiaries are not limited in their ability to transfer assets in the form of loans, advances or cash dividends to the Company. As of June 26, 2011, the Company and Markets were in compliance with all restrictive covenants under the Credit Facility.

The Company had no short-term borrowings outstanding under the Revolving Credit Facility as of June 26, 2011 and the Company did not incur any short-term borrowings under the Revolving Credit Facility during the quarter ended June 26, 2011.

Early Extinguishment of Debt

The Company used the proceeds from the New Notes and the Term Loan and cash on hand to purchase and retire early all of its $525.0 million 8.125% Senior Notes due June 15, 2012 (“Retired Notes”). On November 29, 2010, the Company paid approximately $479.2 million to purchase and make a tender payment on approximately $477.5 million outstanding balance of Retired Notes that had been validly tendered as of that date. The payment included a tender premium of approximately $1.8 million that has been recorded under “Interest related to debt purchase” in the Company’s consolidated statements of income. On December 13, 2010, the Company paid approximately $2.4 million to purchase approximately $2.4 million of outstanding Retired Notes that had been tendered as of that date. On January 14, 2011, the Company called all remaining outstanding Retired Notes and paid approximately $45.1 million to retire the remaining notes. During the first two quarters of fiscal 2011, the Company recorded to “Interest expense” approximately $3.5 million in unamortized deferred offering costs related to the Retired Notes.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 26, 2011

Note 9 — Subsidiary Guarantee

As of June 26, 2011, the Company had $285.0 million of 7.75% Senior Notes due April 15, 2015 and $255.0 million of unregistered 7.375% Senior Notes due November 15, 2018, collectively (the “Notes”).

The Notes are guaranteed by the Company’s subsidiaries Markets and Development, and the Company’s indirect subsidiaries Super Rx, and Dairies (each a “subsidiary guarantor”, and collectively, the “subsidiary guarantors”). Condensed consolidating financial information with respect to the subsidiary guarantors is not provided because the Company has no independent assets or operations, the subsidiary guarantees are full and unconditional and joint and several and there are no subsidiaries of the Company other than the subsidiary guarantors.

Note 10 — Litigation Matters

In the ordinary course of business, the Company is party to various legal actions which it believes are incidental to the operation of its business and the business of its subsidiaries. The Company records an appropriate provision when the occurrence of loss is probable and can be reasonably estimated. The Company believes that the outcome of such legal proceedings to which it is currently a party will not have a material adverse effect upon its results of operations or its consolidated financial condition.

In December 2008, an action by Dennis M. O’Connor, et al. was filed in the Los Angeles Superior Court against Santee Dairies, Inc., dba Heartland Farms (now SBM Dairies, Inc.), seeking individual and potential class action monetary damages for time spent by non-exempt hourly paid employees for changing into and out of sanitary uniforms. On September 23, 2010, following mediation, the case was settled. The full settlement amount was recorded in the Company’s consolidated financial statements for the fiscal year ended September 26, 2010. During the third quarter of fiscal 2011, the Company paid the previously recorded settlement amount.

Note 11 — Long-Term Receivable

The Company has approximately $9.3 million due from the Inland Valley Development Agency (the “IVDA”) for tax increment reimbursement related to the construction of the Company’s Distribution Center. In fiscal 2010, $17.7 million, which represented the net present value of the future tax increments, was converted to a cash payment of approximately $1.7 million and a note of approximately $16.0 million from the IVDA which was due December 31, 2010. In the second quarter of fiscal 2011, the IVDA paid approximately $0.1 million on the note and it paid approximately $6.6 million on the note in the third quarter of fiscal 2011 and requested an extension of the due date on the note to July 15, 2011 which was granted by the Company. Subsequent to June 26, 2011, the IVDA paid approximately $4.5 million and approximately $4.8 million on June 28, 2011 and July 7, 2011, respectively, which fully paid the remaining balance on the note due. The IVDA note bore an annual interest rate of 5.0%.

Note 12 — Dividends and Stock Redemptions

On November 17, 2009, the Company paid a $5.0 million dividend to La Cadena Investments (“La Cadena”), the sole shareholder of the Company. On December 28, 2010, the Company paid a $5.0 million dividend to La Cadena.

On December 28, 2009, the Company redeemed and retired 600 shares of its Class A Common Stock for approximately $8.0 million. The redemption was for shares held by the Moseley Family Revocable Trust (the “Trust”) which La Cadena had distributed to the Trust prior to the redemption and retirement of the shares.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 26, 2011

Note 12 — Dividends and Stock Redemptions (contd.)

On February 11, 2011, the Company redeemed and retired 715 shares of its Class A Common Stock for approximately $9.5 million. The redemption was for shares held by the Trust which La Cadena had distributed to the Trust prior to the redemption and retirement of the shares.

As of June 26, 2011, the Company had the ability and right under the Credit Facility to make restricted payments, including dividends, of $32.1 million.

Note 13 — Note Receivable

During the construction of the Company’s corporate offices and distribution facility, the Company paid for certain construction costs at the Company’s Support Services building which were the responsibility of the IVDA. These costs, which included the construction of an exterior wall of the building and asbestos removal, were needed before the building was habitable. The Company agreed to expend the funds on behalf of the IVDA with the understanding that the IVDA would reimburse these funds after the completion of construction. During the second quarter of fiscal 2011, the amount of reimbursement was agreed to by the IVDA and the Company reclassified approximately $3.0 million from building and improvements to long-term notes receivable on its consolidated balance sheets. The note bears an interest rate of 4.0% per annum and has a maturity date of April 2015 and includes quarterly principal and interest payments.

Note 14 — Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents

The amount approximates fair value because of the short-term maturity of these instrument.

Receivables

The amount approximates fair value because of the short-term maturity of these instrument.

Current Portion of Long-Term Receivable

Although market quotes for the fair value of the Company’s long-term receivable are not readily available, the Company valued its long-term receivable based on a discounted cash flow approach assuming a discount rate that approximates long-term market rates.

Long-Term Note Receivable

Although market quotes for the fair value of the Company’s long-term note receivable are not readily available, the Company believes the stated value approximates fair value.

Long-Term Debt and Capital Lease Obligations

The fair value of the 7.75% Senior Notes and the 7.375% Senior Notes are based on quoted market prices. Although market quotes for the fair value of the Company’s capitalized lease obligations are not readily available, the Company believes the stated value approximates fair value.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 26, 2011

Note 14 — Fair Value of Financial Instruments (contd.)

Long-Term Debt and Capital Lease Obligations (contd.)

The estimated fair values of the Company’s financial instruments are as follows:

	As of June 26, 2011
	(In thousands)
	Carrying Amount	Fair Value
Cash and cash equivalents	$176,909	$176,909
Receivables	$35,243	$35,243
Current portion of long-term receivable	$9,275	$9,275
Long-term note receivable	$3,018	$3,018
Capitalized lease obligations	$2,620	$2,620
Long-term debt	$683,188	$703,188

$255,000,000

Stater Bros. Holdings Inc.

Exchange Offer for All Outstanding

7 3/8% Senior Notes due 2018

(CUSIP Nos. 857555AQ9 and U85653AE0)

for new 7 3/8% Senior Notes due 2018

that have been registered under the Securities Act of 1933

PROSPECTUS

                    , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	Indemnification of Officers and Directors

Delaware Registrant (Stater Bros. Holdings Inc.)

Section 145 of the Delaware General Corporation Law (“DGCL”) permits a corporation to indemnify any of its directors or officers who was or is a party or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify any of its directors or officers against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the DGCL, Stater Bros.’ Certificate of Incorporation eliminates the liability of its directors to Stater Bros. or its stockholders, except for liabilities related to breach of the duty of loyalty, actions not in good faith, and certain other liabilities. As permitted by Section 145 of the DGCL, Article V of Stater Bros.’ Bylaws provides, under certain stated conditions, that Stater Bros. shall indemnify any person who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of Stater Bros., and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer or employee of Stater Bros., or is or was serving at the request of Stater Bros. as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise; provided that Stater Bros. shall indemnify any person with respect to an action, suit or proceeding initiated by such person (other than an action, suit or proceeding to enforce the indemnification rights provided herein) only if it was authorized by the Board of Directors of Stater Bros. The indemnification provided herein shall include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement.

California Registrants

The following registrants are corporations incorporated under the laws of the State of California: Stater Bros. Markets, Stater Bros. Development Inc., Super Rx, Inc. and SBM Dairies, Inc.

Subject to certain limitations, Section 317 of the California Corporations Code provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was a director, officer, employee or other agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful.

Stater Bros. Markets

Article IV of Markets’ Articles of Incorporation (the “Markets Articles”) provides that the liability of directors of Markets for monetary damages shall be eliminated to the fullest extent permissible under California law. Article V of the Markets Articles authorizes Markets to provide indemnification of agents to the fullest extent permissible under California Law.

Article VI of Markets’ Bylaws provides that Markets shall indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding, other than an action by or in right of Markets to procure judgment in its favor, by reason of the fact that such person is or was an agent of Markets, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if that person acted in good faith and in a manner that person reasonably believed to be in the best interests of Markets, and in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

In addition, Article VI of Markets’ Bylaws provides that Markets shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of Markets to procure a judgment in its favor by reason of the fact that person is or was an agent of Markets, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of that action if that person acted in good faith, in a manner that person believed to be in the best interests of Markets and its shareholders.

Stater Bros. Development, Inc.

Section 5 of Article II of Development’s Bylaws permit Development to indemnify any director, officer, agent or employee as to those liabilities and on those terms and conditions as are specified in Section 317 of the California Corporations Code.

Super Rx, Inc.

Article V of Super Rx’s Articles of Incorporation (the “Super Rx Articles”) provides that the liability of directors of Super Rx for monetary damages shall be eliminated to the fullest extent permissible under California law. Article VI of the Super Rx Articles authorizes Super Rx to provide indemnification of agents to the fullest extent permissible under California Law.

Article VI of Super Rx’s Bylaws provides that Super Rx shall indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding, other than an action by or in the right of this corporation to procure judgment in its favor, by reason of the fact that such person is or was an agent of Super Rx, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if that person acted in good faith and in a manner that person reasonably believed to be in the best interests of Super Rx and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of Super Rx or that the person had reasonable cause to believe that his conduct was unlawful.

In addition, Article VI of Super Rx’s Bylaws provides that Super Rx shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of Super Rx to procure a judgment in its favor by reason of the fact that person is or was an agent of Super Rx, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of that action if that person acted in good faith, in a manner that person believed to be in the best interests of this corporation and its shareholders, except that no indemnification shall be made (i) in respect of any claim, issue or matter as to which that person shall have been adjudged to be liable to Super Rx in the performance of that person’s duty to Super Rx and its shareholders, unless and only to the extent that the court in which such proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses, and in such case only to the extent that the court shall determine, (ii) of amounts paid in settling or otherwise disposing of a pending action without court approval; or (iii) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

In addition, Article VI of Super Rx’s Bylaws provides that to the extent that an agent of Super Rx has been successful on the merits in defense of any proceeding referred to above, or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

SBM Dairies, Inc.

Article VI of Dairies’ Bylaws provide that Dairies shall, to the fullest extent permitted by applicable law from time to time in effect, indemnify any and all persons whom it shall have the power to indemnify under said law from and against any and all of the expenses, liabilities or other matters referred to in or covered by said law. Article VI of Dairies’ Bylaws further provide that Dairies shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Dairies) by reason of the fact that he is or was a director, officer, employee or agent of Dairies, or is or was serving at the request of Dairies as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Dairies, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In addition, Article VI of Dairies’ Bylaws provide that Dairies shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Dairies to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of Dairies, or is or was serving at the request of Dairies as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Dairies and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Dairies unless and only to the extent that the Superior Court of the State of California or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court shall deem proper.

ITEM 21.	Exhibits

(a) Exhibits:

See the Exhibit Index attached to this registration statement and incorporated herein by reference.

ITEM 22.	Undertakings

The undersigned registrant hereby undertakes:

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form within one business day of the receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

To supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrants have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Bernardino, State of California, on August 12, 2011.

STATER BROS. HOLDINGS INC.

By:	/S/ PHILLIP J. SMITH

Name:	Phillip J. Smith
Title:	Executive Vice President and Chief Financial Officer

STATER BROS. MARKETS

By:	/S/ PHILLIP J. SMITH

Name:	Phillip J. Smith
Title:	Executive Vice President, Chief Financial Officer and Chief Accounting Officer

STATER BROS. DEVELOPMENT, INC.

By:	/S/ PHILLIP J. SMITH

Name:	Phillip J. Smith
Title:	Executive Vice President and Chief Financial Officer

SBM DAIRIES, INC.

By:	/S/ PHILLIP J. SMITH

Name:	Phillip J. Smith
Title:	Chief Financial Officer

SUPER RX, INC.

By:	/S/ PHILLIP J. SMITH

Name:	Phillip J. Smith
Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

NAME	TITLE	DATE

/S/ JACK H. BROWN* Jack H. Brown	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer), Stater Bros. Holdings Inc.	August 12, 2011

Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer), Stater Bros. Markets

Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer), Stater Bros. Development, Inc.

Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer), SBM Dairies, Inc.

Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer), Super Rx, Inc.

/S/ THOMAS W. FIELD, JR.* Thomas W. Field, Jr.	Vice Chairman of the Board and Director, Stater Bros. Holdings Inc.	August 12, 2011

Vice Chairman of the Board and Director, Stater Bros. Markets

Vice Chairman of the Board and Director, Stater Bros. Development, Inc.

Vice Chairman of the Board and Director, Super Rx, Inc.

NAME	TITLE	DATE

/S/ PHILLIP J. SMITH Phillip J. Smith	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), Stater Bros. Holdings Inc.	August 12, 2011

Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), Stater Bros. Markets

Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), Stater Bros. Development, Inc.

Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director, SBM Dairies, Inc.

Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), Super Rx, Inc.

/S/ BRUCE D. VARNER Bruce D. Varner	Secretary and Director, Stater Bros. Holdings Inc.	August 12, 2011

Secretary and Director, Stater Bros. Markets

Secretary and Director, Stater Bros. Development, Inc.

Secretary and Director, SBM Dairies, Inc.

Secretary and Director, Super Rx, Inc.

NAME	TITLE	DATE

/S/ JAMES W. LEE* James W. Lee	President and Chief Operating Officer, Stater Bros. Markets	August 12, 2011

Executive Vice President, Stater Bros. Development, Inc.

Executive Vice President and Chief Operating Officer, Super Rx, Inc.

/S/ RONALD G. SKIPPER* Ronald G. Skipper	Director, Stater Bros. Holdings Inc.	August 12, 2011

Director, Stater Bros. Markets

Director, Stater Bros. Development, Inc.

Director, Super Rx, Inc.

/S/ ALFRED A. MARASCA* Alfred A. Marasca	Director, SBM Dairies, Inc.	August 12, 2011

*By:	/S/ BRUCE D. VARNER
Bruce D. Varner Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

(3.1)	Certificate of Incorporation of Stater Bros. Holdings Inc. (previously filed with the SEC as an exhibit to the Form S-4 Registration Statement No. 333-118436 filed August 20, 2004, as amended)

(3.2)	By-Laws of Stater Bros. Holdings Inc. (previously filed with the SEC as an exhibit to the Form S-4 Registration Statement No. 333-118436 filed August 20, 2004, as amended)

(3.3)	Articles of Incorporation of Stater Bros. Markets (previously filed with the SEC as an exhibit to the Form S-4 Registration Statement No. 333-118436 filed August 20, 2004, as amended)

(3.4)	By-Laws of Stater Bros. Markets (previously filed with the SEC as an exhibit to the Form S-4 Registration Statement No. 333-118436 filed August 20, 2004, as amended)

(3.5)	Articles of Incorporation of Stater Bros. Development, Inc. (previously filed with the SEC as an exhibit to the Form S-4 Registration Statement No. 333-118436 filed August 20, 2004, as amended)

(3.6)	By-Laws of Stater Bros. Development, Inc. (previously filed with the SEC as an exhibit to the Form S-4 Registration Statement No. 333-118436 filed August 20, 2004, as amended)

3.7	Articles of Incorporation of SBM Dairies, Inc.

(3.8)	By-Laws of SBM Dairies, Inc. (previously filed with the SEC as an exhibit to the Form S-4 Registration Statement No. 333-118436 filed August 20, 2004, as amended)

(3.9)	Articles of Incorporation of Super Rx, Inc. (previously filed with the SEC as an exhibit to Stater Bros. Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended September 25, 2005)

(3.10)	By-Laws of Super Rx, Inc. (previously filed with the SEC as an exhibit to Stater Bros. Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended September 25, 2005)

(4.1)	Indenture dated as of April 18, 2007, between Stater Bros. Holdings Inc., Stater Bros. Markets, Stater Bros. Development Inc., Super Rx, Inc., Santee Dairies, Inc. and The Bank of New York Trust Company, N.A. (previously filed with the SEC as an exhibit to the Current Report on Form 8-K filed April 20, 2007)

(4.2)	Indenture, dated as of November 29, 2010, by and among Stater Bros. Holdings Inc., Stater Bros. Markets, Stater Bros. Development, Inc., Super Rx, Inc., SBM Dairies, Inc. and The Bank of New York Mellon Trust Company, N.A. (previously filed with the SEC as an exhibit to Stater Bros. Holdings Inc.’s Current Report on Form 8-K filed November 30, 2010)

(4.3)	Registration Rights Agreement, dated as of November 29, 2010, by and among Stater Bros. Holdings Inc., Stater Bros. Markets, Stater Bros. Development, Inc., Super Rx, Inc., SBM Dairies, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (previously filed with the SEC as an exhibit to Stater Bros. Holdings Inc.’s Current Report on Form 8-K filed November 30, 2010)

5.1*	Opinion of Gibson, Dunn & Crutcher LLP

(10.1)	Amended and Restated Sublease Agreement dated June 1, 1983, between Wren Leasing Corp., as Lessor, and Stater Bros. Markets, as Lessee (previously filed with the SEC as an exhibit to the Form S-4 Registration Statement No. 333-77296 filed July 21, 1994)

(10.2)	Employment contract dated June 1, 2000 by and between Stater Bros. Markets and Jack H. Brown (previously filed with the SEC as an exhibit to Stater Bros. Holdings Inc.’s Quarterly Report on Form 10-Q filed August 9, 2000)

Exhibit No.	Description

(10.3)	Employment contract dated June 1, 2000 by and between Stater Bros. Markets and Phillip J. Smith (previously filed with the SEC as an exhibit to Stater Bros. Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended September 24, 2000)

(10.4)	Employment contract dated June 1, 2000 by and between Stater Bros. Markets and Dennis L. McIntyre (previously filed with the SEC as an exhibit to Stater Bros. Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended September 29, 2002)

(10.5)	Employment contract dated August 1, 2002 by and between Stater Bros. Markets and James W. Lee (previously filed with the SEC as an exhibit to Stater Bros. Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended September 29, 2002)

(10.6)	Employment contract dated May 16, 2000 by and between Stater Bros. Markets and George A. Frahm (previously filed with the SEC as an exhibit to the Form S-4 Registration Statement No. 333-144797 filed July 24, 2007, as amended)

(10.7)	Amendment to employment contract dated July 1, 2000 by and between Stater Bros. Markets and George A. Frahm (previously filed with the SEC as an exhibit to the Form S-4 Registration Statement No. 333-144797 filed July 24, 2007, as amended)

(10.8)	Owner Participation Agreement, dated as of April 14, 2004 between Stater Bros. Markets and the Inland Valley Development Agency (previously filed with the SEC as an exhibit to Stater Bros. Holdings Inc.’s Quarterly Report on Form 10-Q filed August 11, 2004)

(10.9)	Development Parcel Disposition Agreement, dated as of June 16, 2004 between Stater Bros. Markets and Hillwood/San Bernardino, LLC (previously filed with the SEC as an exhibit to Stater Bros. Holdings Inc.’s Quarterly Report on Form 10-Q filed August 11, 2004)

(10.10)	Amendment No. 1 to Amended and Restated Stater Bros. Holdings Inc. Phantom Stock Plan dated September 30, 2005 (previously filed with the SEC as an exhibit to Stater Bros. Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended September 25, 2005)

(10.11)	Amended and Restated Stater Bros. Holdings Inc. Phantom Stock Plan dated December 18, 2002 (previously filed with the SEC as an exhibit to the Form S-4 Registration Statement No. 333-144797 filed July 24, 2007, as amended)

(10.12)	Amendment No. 2 to Amended and Restated Stater Bros. Holdings Inc. Phantom Stock Plan dated May 15, 2006 (previously filed with the SEC as an exhibit to the Form S-4 Registration Statement No. 333-144797 filed July 24, 2007, as amended)

(10.13)	Fourth Amended and Restated Credit Agreement, dated as of November 29, 2010, among Stater Bros. Markets, Stater Bros. Holdings Inc., the lenders from time to time party thereto and Bank of America, N.A. (previously filed with the SEC as an exhibit to Stater Bros. Holdings Inc.’s Current Report on Form 8-K filed November 30, 2010)

12.1	Computation of ratio of earnings to fixed charges

(14.1)	Copy of Key Personnel Code of Ethics (previously filed with the SEC as an exhibit to the Form S-4 Registration Statement No. 333-144797 filed July 24, 2007, as amended)

(21.1)	Subsidiaries of Stater Bros. Holdings Inc. (previously filed with the SEC as an exhibit to the Form S-4 Registration Statement No. 333-118436 dated August 27, 2004, as amended)

(21.2)	Subsidiaries of Stater Bros. Markets (previously filed with the SEC as an exhibit to Stater Bros. Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended September 25, 2005)

23.1*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

Exhibit No.	Description

23.2	Consent of Independent Registered Public Accounting Firm

24.1*	Powers of Attorney (included on signature pages of the initial Registration Statement)

25.1*	Statement of Eligibility of Trustee, The Bank of New York Mellon Trust Company, N.A., on Form T-1

99.1*	Form of Letter of Transmittal

99.2*	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

99.3*	Form of Notice of Guaranteed Delivery

99.4*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.5*	Form of Letter to Clients for Use by Brokers, Dealer, Commercial Banks, Trust Companies and Other Nominees

( )	Previously filed

*	Previously filed with this Registration Statement